As confidentially submitted to the Securities and Exchange Commission on December 15, 2020,

pursuant to the Jumpstart Our Business Startups Act of 2012.

All information contained herein is strictly confidential.

Registration No. 333-[   ]

UNITED STATES

SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

Confidential Draft Submission No. 1

FORM S-1

REGISTRATION STATEMENT
UNDER
THE SECURITIES ACT OF 1933

ConvexityShares Trust
(Registrant)

Delaware

(State or other jurisdiction of incorporation or organization)

6221

(Primary Standard Industrial Classification Code Number)

(I.R.S. Employer Identification No.)

c/o ConvexityShares, LLC
7 Roszel Road, Suite 1A

Princeton, NJ 08540
Phone: (609) 897-7300
(Address, including zip code, and telephone number, including area code, of Registrant’s principal executive offices)

Copy to:
Eric D. Simanek, Esq.
Sullivan & Worcester LLP
1666 K Street, N.W.
Washington, D.C. 20006

Approximate date of commencement of proposed sale to the public: As soon as practicable after the effective date of this Registration Statement.

If any of the securities being registered on this Form are to be offered on a delayed or continuous basis pursuant to Rule 415 under the Securities Act of 1933, check the following box. ☒

If this Form is filed to register additional securities for an offering pursuant to Rule 462(b) under the Securities Act, check the following box and list the Securities Act registration statement number of the earlier effective registration statement for the same offering. ☐

If this Form is a post-effective amendment filed pursuant to Rule 462(c) under the Securities Act, check the following box and list the Securities Act registration statement number of the earlier effective registration statement for the same offering. ☐

If this Form is a post-effective amendment filed pursuant to Rule 462(d) under the Securities Act, check the following box and list the Securities Act registration statement number of the earlier effective registration statement for the same offering. ☐

Indicate by check mark whether the registrant is a large accelerated filer, an accelerated filer, a non-accelerated filer, smaller reporting company, or an emerging growth company. See the definitions of “large accelerated filer,” “accelerated filer,” “smaller reporting company,” and “emerging growth company” in Rule 12b-2 of the Exchange Act.

Large accelerated filer	☐	Accelerated filer	☐
Non-accelerated filer	☐	Smaller reporting company	☒
		Emerging growth company	☒

If an emerging growth company, indicate by check mark if the registrant has elected not to use the extended transition period for complying with any new or revised financial accounting standards pursuant to Section 7(a)(2)(B) of the Securities Act. ☐

CALCULATION OF REGISTRATION FEE

Title of Each Class of Securities to be Registered	Amount to be Registered	Proposed Maximum Offering Price Per Share	Proposed Maximum Aggregate Offering Price	Amount of Registration Fee*
Common shares of ConvexityShares Daily 2x SPIKES Futures ETF, a series of the Registrant
Common shares of ConvexityShares 1x SPIKES Futures ETF, a series of the Registrant

*	Estimated solely for the purpose of calculating the registration fee pursuant to Rule 457(d) under the Securities Act of 1933.

(To be completed by pre-effective amendment)

The registrant hereby amends this Registration Statement on such date or dates as may be necessary to delay its effective date until the Registrant shall file a further amendment which specifically states that this Registration Statement shall thereafter become effective in accordance with Section 8(a) of the Securities Act of 1933 or until this Registration Statement shall become effective on such date as the Commission, acting pursuant to said Section 8(a), may determine.

ConvexityShares Trust has made this confidential submission, as an “emerging growth company” as defined in Section 2(a)(19) of the Securities Act of 1933, to the Securities and Exchange Commission on December 15, 2020, pursuant to the Jumpstart Our Business Startups Act of 2012. All information contained herein is strictly confidential.

THE INFORMATION IN THIS PROSPECTUS IS NOT COMPLETE AND SUBJECT TO CHANGE. WE MAY NOT SELL THESE SECURITIES UNTIL THE REGISTRATION STATEMENT FILED WITH THE SECURITIES AND EXCHANGE COMMISSION IS EFFECTIVE. THIS PROSPECTUS IS NOT AN OFFER TO SELL THESE SECURITIES AND IS NOT SOLICITING AN OFFER TO BUY THESE SECURITIES IN ANY STATE WHERE THE OFFER OR SALE IS NOT PERMITTED.

Preliminary Prospectus Subject to Change Dated December 15, 2020

PRELIMINARY PROSPECTUS

ConvexityShares Daily 2x SPIKES Futures ETF (TSPK)	[ ] Shares
ConvexityShares 1x SPIKES Futures ETF (SPKX)	[ ] Shares

*Principal U.S. Listing Exchange: NYSE Arca, Inc.

ConvexityShares Trust (the “Trust”) is a Delaware statutory trust formed on December [•], 2020 and is currently organized into two separate series. The Trust is a series trust formed pursuant to the Delaware Statutory Trust Act, of which ConvexityShares Daily 2x SPIKES Futures ETF and ConvexityShares 1x SPIKES Futures ETF (each, a “Fund” and collectively, the Funds”) are currently the only series. Each Fund is a commodity pool that continuously issues common shares of beneficial interest (“Shares”). Shares represent units of fractional undivided beneficial interest in and ownership of a series of the Trust. The Shares of each Fund are listed for trading on NYSE Arca, Inc. (“NYSE Arca” or the “Exchange”) under the ticker symbol shown above next to each Fund’s name.

The ConvexityShares 1x SPIKES Futures ETF (the “Matching Fund”) seeks investment results, before fees and expenses, that match (1x) the performance of the T3 SPIKE Front 2 Futures Index (the “Index”). The ConvexityShares Daily 2x SPIKES Futures ETF (the “Leveraged Fund”) seeks investment results, before fees and expenses, that correspond to 200% (2x) of the performance of the Index for a single day, not for any other period. A “single day” is measured from the time a Fund calculates its net asset value (“NAV”) to the time of the Fund’s next NAV calculation. The NAV calculation time for the Funds typically is 4:15 p.m. (Eastern Time). The Funds seek to achieve their respective investment objectives through the appropriate amount of exposure to the SPIKES futures contracts included in the Index. Each Fund also has the ability to engage in swap transactions, forward contracts and other instruments in order to achieve its investment objective, in the manner and to the extent described herein.

The Funds are not benchmarked to the SPIKES Volatility Index (the “SPIKES Index”). The Index and the SPIKES Index are two separate indices and can be expected to perform very differently. As such, the Funds can be expected to perform very differently from the SPIKES Index or two times (2x) the performance of the SPIKES Index.

The Funds are managed and controlled by their sponsor and investment manager, ConvexityShares, LLC (the “Sponsor”). The Funds are obligated to pay the Sponsor a management fee (the “Sponsor Fee”), calculated daily and paid monthly, equal to [   ]% and [   ]% of the Leveraged Fund’s and Matching Fund’s average daily net assets, respectively. The Index is owned and maintained by T3 Index, and calculated and published by T3 Index. The Fund is responsible for paying all of the routine operational, administrative and other ordinary expenses of the Funds (collectively, “Other Expenses”). The Sponsor has paid all of the expenses related to the organization and offering of the shares in this prospectus, which are estimated to be approximately $[   ].

The Funds are exchange traded funds. This means that most investors who decide to buy or sell shares of the Funds place their trade orders through their brokers and may incur customary brokerage commissions and charges. Shares trade on the NYSE Arca after they are initially purchased by “Authorized Participants,” institutional firms that purchase shares in blocks of 25,000 shares called “Units” (referred to herein as a “Creation Unit” or “Redemption unit,” as applicable) through the Funds’ distributor, [   ] (the “Distributor”). The initial Authorized Participant with respect to each Fund is expected to be [   ]. It is expected that after the date of this prospectus, the initial Authorized Participant will, subject to certain terms and conditions, make minimum initial purchases of at least four initial Creation Units of 25,000 shares of a Fund at an initial price per share of $25.00, equal to $625,000 per Creation Unit. A Fund will not commence trading unless and until its initial Authorized Participant effects the minimum initial purchase. Following the initial purchase by the initial Authorized Participant, shares of a Fund will be offered to Authorized Participants in Creation Units at the Fund’s NAV. The net asset value is calculated by taking the current market value of a Fund’s total assets (after close of NYSE Arca) subtracting any liabilities and dividing that total by the total number of outstanding shares. Authorized Participants may then offer to the public, from time to time, shares from any Creation Unit they create at a per-share market price. The offering of each Fund’s shares is a “best efforts” offering, which means that neither the Distributor nor any Authorized Participant is required to purchase a specific number or dollar amount of shares. The Funds pay a distribution fee consisting of an asset-based fee on the amount of each Fund’s annual net assets, subject to a minimum dollar amount. Authorized Participants will not receive from a Fund, the Sponsor or any of their affiliates any fee or other compensation in connection with the sale of shares.

Investors who buy or sell shares during the day from their broker may do so at a premium or discount relative to the NAV of a Fund’s total net assets due to supply and demand forces at work in the secondary trading market for shares that are closely related to, but not identical to, the same forces influencing the prices of the Financial Instruments (as defined in the Prospectus) in which the Funds invest and cash or other cash equivalents that the Funds hold. Investing in the Funds involves significant risks. See “Risk Factors Involved with an Investment in the Funds” beginning on page 4.

THE FUNDS PRESENT SIGNIFICANT RISKS NOT APPLICABLE TO OTHER TYPES OF FUNDS, INCLUDING RISKS RELATING TO INVESTING IN AND SEEKING EXPOSURE TO SPIKES FUTURES CONTRACTS. THE FUNDS ARE NOT APPROPRIATE FOR ALL INVESTORS. THE LEVERAGED FUND USES LEVERAGE AND IS RISKIER THAN SIMILARLY BENCHMARKED EXCHANGE-TRADED FUNDS THAT DO NOT USE LEVERAGE. AN INVESTOR SHOULD ONLY CONSIDER AN INVESTMENT IN THE LEVERAGED FUND IF HE OR SHE UNDERSTANDS THE CONSEQUENCES OF SEEKING DAILY INVESTMENT RESULTS AND THE IMPACT OF COMPOUNDING ON SUCH FUND’S PERFORMANCE.

THE RETURN OF THE LEVERAGED FUND FOR A PERIOD LONGER THAN A SINGLE DAY IS THE RESULT OF ITS RETURN FOR EACH DAY COMPOUNDED OVER THE PERIOD AND USUALLY WILL DIFFER IN AMOUNT AND POSSIBLY EVEN DIRECTION FROM THE LEVERAGED FUND’S STATED MULTIPLE TIMES THE RETURN OF THE INDEX FOR THE SAME PERIOD. THESE DIFFERENCES CAN BE SIGNIFICANT.

THE FUNDS’ INVESTMENTS MAY BE ILLIQUID AND/OR HIGHLY VOLATILE AND THE FUNDS MAY EXPERIENCE LARGE LOSSES FROM BUYING, SELLING OR HOLDING SUCH INVESTMENTS. AN INVESTOR IN ANY OF THE FUNDS COULD POTENTIALLY LOSE THE FULL PRINCIPAL VALUE OF HIS/HER INVESTMENT WITHIN A SINGLE DAY.

THE FUNDS GENERALLY ARE INTENDED TO BE USED ONLY FOR SHORT-TERM TIME HORIZONS. SHAREHOLDERS WHO INVEST IN THE FUNDS SHOULD ACTIVELY MANAGE AND MONITOR THEIR INVESTMENTS, AS FREQUENTLY AS DAILY.

An investor should only consider an investment in a Fund if he or she understands the consequences of seeking exposure to SPIKES futures contracts. The Funds are benchmarked to the T3 SPIKE Front 2 Futures Index; the Funds are not benchmarked to the SPIKES Index. The T3 SPIKE Front 2 Futures Index and the SPIKES Index are two separate indices and can be expected to perform very differently.

The SPIKES Index is a non-investable index that measures the implied volatility of the SPDR S&P 500 ETF (“SPY”). For these purposes, “implied volatility” is a measure of the expected volatility (i.e., the rate and magnitude of variations in performance) of SPY over the next 30 days. The SPIKES Index does not represent the actual volatility of SPY. The SPIKES Index is calculated based on the prices of a constantly changing portfolio of SPY put and call options. The T3 SPIKE Front 2 Futures Index, the Index used by each Fund, consists of short-term SPIKES futures contracts. As such, the performance of the T3 SPIKE Front 2 Futures Index can be expected to be very different from the actual volatility of SPY or the performance of the SPIKES Index, or the performance of two times (2x) of the actual volatility of SPY or the performance of the SPIKES Index.

Unlike certain other asset classes that, in general, have historically increased in price over long periods of time, the volatility of SPY as measured by the SPIKES Index is expected to continue to revert to a long-term average level over time. This means that the potential upside of an investment in a Fund may be limited. In addition, gains, if any, may be subject to significant and unexpected reversals. The Funds generally are intended to be used only for short-term investment horizons. Investors holding Shares of the Funds beyond short-term periods have an increased risk of losing all or a substantial portion of their investment.

The Matching Fund seeks investment results, before fees and expenses, that match (1x) the performance of the Index. The Leveraged Fund seeks daily investment results, before fees and expenses, that correspond to two times (2x) the performance of the Index for a single day, not for any other period. The return of the Leveraged Fund for a period longer than a single day is the result of its return for each day compounded over the period and usually will differ in amount and possibly even direction from the Leveraged Fund’s stated multiple times the return of the Index for the same period. These differences can be significant. Daily compounding of the investment returns of the Leveraged Fund can dramatically and adversely affect its longer-term performance, especially during periods of high volatility. Volatility has a negative impact on Fund performance and the volatility of the Index may be at least as important to the returns of the Matching Fund and the Leveraged Fund as the return of the Index. The Leveraged Fund uses leverage and should produce returns for a single day that are more volatile than that of the Index. For example, the return for a single day of the Leveraged Fund with its 2x multiple should be approximately two times as volatile for a single day as the return of a fund with an objective of matching the same Index.

The offering of each Fund’s shares is registered with the SEC in accordance with the Securities Act of 1933. The offering is intended to be a continuous offering and is not expected to terminate until all of the registered shares have been sold or three years from the date of the original offering, whichever is earlier, although the offering may be temporarily suspended if and when no suitable investments for a Fund are available or practicable. The Funds are not mutual funds registered under the Investment Company Act of 1940, as amended, and are not subject to regulation under such act. See “The Funds are not registered investment companies so shareholders do not have the protections of the Investment Company Act of 1940, as amended” on page 22.

NEITHER THE SEC NOR ANY STATE SECURITIES COMMISSION HAS APPROVED OR DISAPPROVED OF THE SECURITIES OFFERED IN THIS PROSPECTUS, OR DETERMINED IF THIS PROSPECTUS IS TRUTHFUL OR COMPLETE. ANY REPRESENTATION TO THE CONTRARY IS A CRIMINAL OFFENSE.

The Funds are commodity pools and the Sponsor is a commodity pool operator subject to regulation by the CFTC and the National Futures Association (“NFA”) under the Commodity Exchange Act, as amended. The Sponsor is registered with the CFTC as a commodity pool operator and commodity trading advisor and is a member of the NFA.

THE COMMODITY FUTURES TRADING COMMISSION HAS NOT PASSED UPON THE MERITS OF PARTICIPATING IN THIS POOL NOR HAS THE COMMISSION PASSED ON THE ADEQUACY OR ACCURACY OF THIS DISCLOSURE DOCUMENT.

The date of this prospectus is [   ], 2020

COMMODITY FUTURES TRADING COMMISSION RISK DISCLOSURE STATEMENT

YOU SHOULD CAREFULLY CONSIDER WHETHER YOUR FINANCIAL CONDITION PERMITS YOU TO PARTICIPATE IN A COMMODITY POOL. IN SO DOING, YOU SHOULD BE AWARE THAT COMMODITY INTEREST TRADING CAN QUICKLY LEAD TO LARGE LOSSES AS WELL AS GAINS. SUCH TRADING LOSSES CAN SHARPLY REDUCE THE NET ASSET VALUE OF THE POOL AND CONSEQUENTLY THE VALUE OF YOUR INTEREST IN THE POOL. IN ADDITION, RESTRICTIONS ON REDEMPTIONS MAY AFFECT YOUR ABILITY TO WITHDRAW YOUR PARTICIPATION IN THE POOL.

FURTHER, COMMODITY POOLS MAY BE SUBJECT TO SUBSTANTIAL CHARGES FOR MANAGEMENT, AND ADVISORY AND BROKERAGE FEES. IT MAY BE NECESSARY FOR THOSE POOLS THAT ARE SUBJECT TO THESE CHARGES TO MAKE SUBSTANTIAL TRADING PROFITS TO AVOID DEPLETION OR EXHAUSTION OF THEIR ASSETS. THIS DISCLOSURE DOCUMENT CONTAINS A COMPLETE DESCRIPTION OF EACH EXPENSE TO BE CHARGED TO THESE POOLS AT PAGES 39-40 AND A STATEMENT OF THE PERCENTAGE RETURN NECESSARY TO BREAK EVEN, THAT IS, TO RECOVER THE AMOUNT OF YOUR INITIAL INVESTMENT, AT PAGE 2.

THIS BRIEF STATEMENT CANNOT DISCLOSE ALL THE RISKS AND OTHER FACTORS NECESSARY TO EVALUATE YOUR PARTICIPATION IN THESE COMMODITY POOLS. THEREFORE, BEFORE YOU DECIDE TO PARTICIPATE IN THESE COMMODITY POOLS, YOU SHOULD CAREFULLY STUDY THIS DISCLOSURE DOCUMENT, INCLUDING THE DESCRIPTION OF THE PRINCIPAL RISK FACTORS OF THIS INVESTMENT, AT PAGE 4.

SWAPS TRANSACTIONS, LIKE OTHER FINANCIAL TRANSACTIONS, INVOLVE A VARIETY OF SIGNIFICANT RISKS. THE SPECIFIC RISKS PRESENTED BY A PARTICULAR SWAP TRANSACTION NECESSARILY DEPEND UPON THE TERMS OF THE TRANSACTION AND YOUR CIRCUMSTANCES. IN GENERAL, HOWEVER, ALL SWAPS TRANSACTIONS INVOLVE SOME COMBINATION OF MARKET RISK, CREDIT RISK, COUNTERPARTY CREDIT RISK, FUNDING RISK, LIQUIDITY RISK, AND OPERATIONAL RISK.

HIGHLY CUSTOMIZED SWAPS TRANSACTIONS IN PARTICULAR MAY INCREASE LIQUIDITY RISK, WHICH MAY RESULT IN A SUSPENSION OF REDEMPTIONS. HIGHLY LEVERAGED TRANSACTIONS MAY EXPERIENCE SUBSTANTIAL GAINS OR LOSSES IN VALUE AS A RESULT OF RELATIVELY SMALL CHANGES IN THE VALUE OR LEVEL OF AN UNDERLYING OR RELATED MARKET FACTOR. IN EVALUATING THE RISKS AND CONTRACTUAL OBLIGATIONS ASSOCIATED WITH A PARTICULAR SWAP TRANSACTION, IT IS IMPORTANT TO CONSIDER THAT A SWAP TRANSACTION MAY, IN CERTAIN INSTANCES, BE MODIFIED OR TERMINATED ONLY BY MUTUAL CONSENT OF THE ORIGINAL PARTIES AND SUBJECT TO AGREEMENT ON INDIVIDUALLY NEGOTIATED TERMS. THEREFORE, IT MAY NOT BE POSSIBLE FOR THE COMMODITY POOL OPERATOR TO MODIFY, TERMINATE, OR OFFSET THE POOL’S OBLIGATIONS OR THE POOL’S EXPOSURE TO THE RISKS ASSOCIATED WITH A TRANSACTION PRIOR TO ITS SCHEDULED TERMINATION DATE.

i

Prospectus Summary

This is only a summary of the prospectus and, while it contains material information about each of the ConvexityShares 1x SPIKES Futures ETF (the “Matching Fund”) and the ConvexityShares Daily 2x SPIKES Futures ETF (the “Leveraged Fund” and, together with the Matching Fund, the “Funds”) and their shares, it does not contain or summarize all of the information about the Funds and the shares contained in this prospectus that is material and/or which may be important to you. You should read this entire prospectus, including “Risk Factors Involved with an Investment in the Funds” beginning on page 4, before making an investment decision about the shares. For a glossary of defined terms, see Appendix A.

Important Information About the Funds

THE FUNDS PRESENT SIGNIFICANT RISKS NOT APPLICABLE TO OTHER TYPES OF FUNDS, INCLUDING RISKS RELATING TO INVESTING IN SPIKES FUTURES CONTRACTS. THE FUNDS ARE NOT APPROPRIATE FOR ALL INVESTORS. THE LEVERAGED FUND USES LEVERAGE AND IS RISKIER THAN SIMILARLY BENCHMARKED EXCHANGE-TRADED FUNDS THAT DO NOT USE LEVERAGE. AN INVESTOR SHOULD ONLY CONSIDER AN INVESTMENT IN THE LEVERAGED FUND IF HE OR SHE UNDERSTANDS THE CONSEQUENCES OF SEEKING DAILY INVESTMENT RESULTS AND THE IMPACT OF COMPOUNDING ON LEVERAGED FUND PERFORMANCE.

THE RETURN OF THE LEVERAGED FUND FOR A PERIOD LONGER THAN A SINGLE DAY IS THE RESULT OF ITS RETURN FOR EACH DAY COMPOUNDED OVER THE PERIOD AND USUALLY WILL DIFFER IN AMOUNT AND POSSIBLY EVEN DIRECTION FROM THE LEVERAGED FUND’S STATED MULTIPLE TIMES THE RETURN OF THE INDEX FOR THE SAME PERIOD. THESE DIFFERENCES CAN BE SIGNIFICANT.

THE FUNDS’ INVESTMENTS MAY BE ILLIQUID AND/OR HIGHLY VOLATILE AND THE FUNDS MAY EXPERIENCE LARGE LOSSES FROM BUYING, SELLING OR HOLDING SUCH INVESTMENTS. AN INVESTOR IN ANY OF THE FUNDS COULD POTENTIALLY LOSE THE FULL PRINCIPAL VALUE OF HIS/HER INVESTMENT WITHIN A SINGLE DAY.

SHAREHOLDERS WHO INVEST IN THE FUNDS SHOULD ACTIVELY MANAGE AND MONITOR THEIR INVESTMENTS, AS FREQUENTLY AS DAILY.

An investor should only consider an investment in a Fund if he or she understands the consequences of seeking exposure to SPIKES futures contracts. The Funds are benchmarked to the T3 SPIKE Front 2 Futures Index (the “Index”); the Funds are not benchmarked to the SPIKES Index. The T3 SPIKE Front 2 Futures Index and the SPIKES Index are two separate indices and can be expected to perform very differently. The SPIKES Index is a non-investable index that measures the expected 30-day volatility (i.e., the rate and magnitude of variations in performance) in the SPDR S&P 500 ETF (“SPY”). SPY is the largest exchange traded fund in the world and tracks the S&P 500 Index, the most watched stock index in the United States. The SPIKES Index does not represent the actual volatility of SPY. The SPIKES Index is built using the popular variance swap methodology and uses live option prices to calculate volatility.

The Index consists of short-term SPIKES futures contracts. As such, the performance of the Index can be expected to be very different from the actual volatility of SPY or the performance of the SPIKES Index. As a result, the performance of the Funds also can be expected to be very different from the actual volatility of SPY or the performance of the SPIKES Index, or the performance of two times (2x) of the actual volatility of SPY or the performance of the SPIKES Index.

Unlike certain other asset classes that, in general, have historically increased in price over long periods of time, the volatility of SPY as measured by the SPIKES Index has historically reverted to a long-term average level over time. This means that the potential upside of an investment in a Fund may be limited. In addition, gains, if any, may be subject to significant and unexpected reversals. Investors holding Shares of the Funds beyond short-term periods have an increased risk of losing all or a substantial portion of their investment. The Funds generally are intended to be used only for short-term investment horizons. Shareholders who invest in the Funds should actively manage and monitor their investments, as frequently as daily.

The Matching Fund seeks investment results, before fees and expenses, that match (1x) the performance of the Index. The Leveraged Fund seeks daily investment results, before fees and expenses, that correspond to two times (2x) the performance of the Index for a single day, not for any other period. The return of the Leveraged Fund for a period longer than a single day is the result of its return for each day compounded over the period and usually will differ in amount and possibly even direction from the Fund’s stated multiple times the return of the Index for the same period. These differences can be significant. Daily compounding of the Leveraged Fund’s investment returns can dramatically and adversely affect its longer-term performance, especially during periods of high volatility. Volatility has a negative impact on a Fund’s performance and may be at least as important to the Fund’s return for a period as the return of the Fund’s underlying Index. The Leveraged Fund uses leverage and should produce returns for a single day that are more volatile than that of the Index. For example, the return for a single day of the Leveraged Fund with its 2x multiple should be approximately two times as volatile for a single day as the return of a fund with an objective of matching the same Index.

Overview

The Funds are series of ConvexityShares Trust (the “Trust”), a Delaware statutory trust formed on [   ], 2020. The Trust is a series trust formed pursuant to the Delaware Statutory Trust Act, and the Trust is currently organized into two series. The Funds are managed and controlled by ConvexityShares, LLC (the “Sponsor”), a Delaware limited liability company. The Sponsor is registered with the Commodity Futures Trading Commission (“CFTC”) as a commodity pool operator (“CPO”) and Commodity Trading Advisor (“CTA”) and is a member of the National Futures Association (“NFA”).

The principal office of the Sponsor, Trust and Funds is located at 7 Roszel Road, Suite 1A, Princeton, NJ 08540. The telephone number for each is (609) 897-7300.

Breakeven Point

In order for a hypothetical investment in shares to break even over the next 12 months, assuming a selling price of $25.00, the investment would have to generate a [   ]% return or $[   ] and a [   ]% return or $[   ] for the Leveraged Fund and the Matching Fund, respectively.

The Funds’ Investment Objectives and Strategics

The Funds are benchmarked to the T3 SPIKE Front 2 Futures Index (the “Index”), an investable index of SPIKES futures contracts. The Funds are not benchmarked to the SPIKES Index. The SPIKES Index is a non-investable index that measures the implied volatility of the SPDR S&P 500 ETF (“SPY”). The market’s current expectation of the possible rate and magnitude of movements in an index is commonly referred to as the “implied volatility” of the index. For these purposes, “implied volatility” is a measure of the expected volatility of SPY over the next 30 days. The SPIKES Index does not represent the actual or the realized volatility of SPY. The SPIKES Index is calculated based on the prices of a constantly changing portfolio of SPY put and call options. The Index consists of short-term SPIKES futures contracts.

The Index is owned and maintained by T3 Index and is calculated and published by T3 Index. SPIKES futures contracts comprising the Index are traded on the Minneapolis Grain Exchange (“MGEX”).

THE PERFORMANCE OF THE INDEX AND THE FUNDS CAN BE EXPECTED TO BE VERY DIFFERENT FROM THE ACTUAL VOLATILITY OF SPY OR THE PERFORMANCE OF THE SPIKES INDEX TWO TIMES (2X) OF THE ACTUAL VOLATILITY OF SPY OR THE PERFORMANCE OF THE SPIKES INDEX.

The Matching Fund

The Matching Fund seeks investment results, before fees and expenses, that over time, match (1x) the performance of the Index.

The Leveraged Fund

The Leveraged Fund seeks daily investment results, before fees and expenses, that correspond to two times (2x) the performance of the Index for a single day, not for any other period. A “single day” is measured from the time the Fund calculates its NAV to the time of the Fund’s next NAV calculation. The NAV calculation time for the Funds typically is 4:15 p.m. (Eastern Time).

The Leveraged Fund seeks to engage in daily rebalancing to position its portfolio so that its exposure to the Index is consistent with its daily investment objective. The impact of changes to the value of the Index throughout each day will affect whether the Leveraged Fund’s portfolio needs to be rebalanced. For example, if the level of the Index has risen on a given day, net assets of the Leveraged Fund should rise. As a result, long exposure will need to be increased. Conversely, if the level of the Index has fallen on a given day, net assets of the Leveraged Fund should fall. As a result, long exposure will need to be decreased. The time and manner in which the Leveraged Fund rebalances its portfolio may vary from day to day depending upon market conditions and other circumstances at the discretion of the Sponsor.

DAILY REBALANCING AND THE COMPOUNDING OF EACH DAY’S RETURN OVER TIME MEANS THAT THE RETURN OF THE LEVERAGED FUND FOR A PERIOD LONGER THAN A SINGLE DAY WILL BE THE RESULT OF EACH DAY’S RETURNS COMPOUNDED OVER THE PERIOD, WHICH WILL VERY LIKELY DIFFER FROM TWO TIMES (2X) THE RETURN OF THE INDEX FOR THE SAME PERIOD. THESE DIFFERENCES CAN BE SIGNIFICANT. THE LEVERAGED FUND WILL LOSE MONEY IF THE INDEX’S PERFORMANCE IS FLAT OVER TIME, AND THE FUND CAN LOSE MONEY REGARDLESS OF THE PERFORMANCE OF THE INDEX, AS A RESULT OF DAILY REBALANCING, THE INDEX’S VOLATILITY, COMPOUNDING AND OTHER FACTORS.

All Funds

Each of the Funds intends to invest in Financial Instruments to gain the appropriate exposure to the Index in the manner and to the extent described herein. “Financial Instruments” are instruments whose value is derived from the value of an underlying asset, rate or benchmark (such asset, rate or benchmark, a “Reference Asset”) and include futures contracts, swap agreements, forward contracts and other instruments. The Funds will not directly invest in the SPIKES Index.

In seeking to achieve the Funds’ investment objectives, the Sponsor uses a mathematical approach to investing. Using this approach, the Sponsor determines the type, quantity and mix of Financial Instruments that the Sponsor believes, in combination, should produce daily returns consistent with the Funds’ objectives. The Funds expect to invest primarily in SPIKES futures contracts.

When establishing positions in SPIKES futures contracts, the Funds are required to deposit initial margin with a value of approximately [   ]% of the notional value of each position at the time it is established. These margin requirements are established and subject to change from time to time by the relevant exchanges, clearing houses or the Funds’ futures commission merchant (“FCM”). On a daily basis, a Fund is obligated to pay, or entitled to receive, variation margin in an amount equal to the change in the daily settlement level of its SPIKES futures contract positions. Any assets not required to be posted as margin with the FCM are held at the Funds’ custodian in cash or cash equivalents.

The Funds are not actively managed by traditional methods (e.g., by effecting changes in the composition of a portfolio on the basis of judgments relating to economic, financial and market conditions with a view toward obtaining positive results under all market conditions). Each Fund seeks to remain fully invested at all times in Financial Instruments and money market instruments that, in combination, provide exposure to the Index consistent with its investment objective, even during periods in which the Index is flat or moving in a manner which causes the value of a Fund to decline.

The Sponsor has the power to change a Fund’s investment objective, benchmark or investment strategy, and may liquidate a Fund, at any time, without shareholder approval, subject to applicable regulatory requirements.

Risk Factors Involved with an Investment in the FundS

You should consider carefully the risks described below before making an investment decision. You should also refer to the other information included in this prospectus and in our periodic and current reports that will be filed with the Securities and Exchange Commission that will be incorporated by reference. Such information includes the Funds’ and the Trust’s financial statements and the related notes, when available. See “Incorporation By Reference and Availability of Certain Information.”

An investment in the Funds involves risks. You could lose all or part of your investment in a Fund, and a Fund’s performance could trail that of other investments. The Funds are subject to the principal risks noted below which may adversely affect the Fund’s NAV, trading price, yield, total return and ability to meet its investment objective.

The Funds may be highly volatile and generally are intended for short-term investment purposes only.

Investing in the Funds involves significant risks not applicable to other types of investments. You could potentially lose the full principal value of your investment within a single day. Before you decide to purchase any Shares, you should consider carefully the risks described below together with all of the other information included in this Prospectus, as well as information found in documents incorporated by reference in this Prospectus.

These risk factors may be amended, supplemented or superseded from time to time by risk factors contained in any periodic report, prospectus supplement, post-effective amendment or in other reports filed with the SEC in the future.

Risks Specific to the Leveraged Fund

In addition to the risks described elsewhere in this “Risk Factors Involved With An Investment In the Funds” section, the following risks apply to the Leveraged Fund.

The use of leveraged positions increases risk and could result in the total loss of an investor’s investment within a single day.

The Leveraged Fund utilizes leverage in seeking to achieve its investment objective and will lose more money in market environments adverse to its investment objective than funds that do not employ leverage. The more the Leveraged Fund invests in leveraged positions, the more this leverage will magnify any losses on those investments. The Leveraged Fund’s investments in these positions generally requires a small investment relative to the amount of investment exposure assumed. As a result, such investments may give rise to losses that exceed the amount invested in those instruments. The use of leveraged positions increases risk and could result in the total loss of an investor’s investment within a single day.

For example, because the Leveraged Fund includes a two times (2x) multiplier, a single-day movement in the Index approaching [   ]% at any point in the day could result in the total loss or almost total loss of an investor’s investment if that movement is contrary to the investment objective of the Leveraged Fund, even if the Index subsequently moves in an opposite direction, eliminating all or a portion of the movement. This would be the case with downward single-day or intraday movements in the Index, even if the Index maintains a level greater than zero at all times. It is not possible to predict when sudden large changes in the daily movement of a benchmark may occur.

The use of leveraged positions may result in the sum of the Leveraged Fund’s investment exposures significantly exceeding the amount of assets invested in the Leveraged Fund.

Leverage creates exposure to potential gains and losses in excess of the initial amount invested. Borrowing and the use of derivatives may result in leverage and may make the Leveraged Fund more volatile. When the Leveraged Fund uses leverage the sum of the Leveraged Fund’s investment exposures may significantly exceed the amount of assets invested in the Leveraged Fund, although these exposures may vary over time. Relatively small market movements may result in large changes in the value of a leveraged investment. The Leveraged Fund will cover transactions that may give rise to such risk, to the extent required by applicable law. The use of leverage may cause the Leveraged Fund to liquidate portfolio positions to satisfy its obligations or to meet segregation requirements when it may not be advantageous to do so. The use of leverage by the Leveraged Fund can substantially increase the adverse impact to which the Leveraged Fund’s investment portfolio may be subject.

Due to the compounding of daily returns, the Leveraged Fund’s returns over periods longer than a single day will likely differ in amount and possibly even direction from the Leveraged Fund’s stated multiple times the return of the Index for such period.

The Leveraged Fund has an investment objective to seek daily investment results, before fees and expenses, that correspond to 200% (2x) of the performance of the Index for a single day. The Leveraged Fund seeks investment results for a single day only, as measured from NAV calculation time to NAV calculation time, and not for any other period (see “Creation and Redemption of Shares” for the typical NAV calculation time of the Funds). The return of the Leveraged Fund for a period longer than a single day is the result of its return for each day compounded over the period and usually will differ from 200% (2x) of the return of the Index for the same period. Compounding is the cumulative effect of applying investment gains and losses and income to the principal amount invested over time. Gains or losses experienced over a given period will increase or reduce the principal amount invested from which the subsequent period’s returns are calculated. The effects of compounding will likely cause the performance of the Leveraged Fund to differ from the Leveraged Fund’s stated multiple times the return of the Index for the same period. The effect of compounding becomes more pronounced as index volatility and holding period increase. The impact of compounding will impact each shareholder differently depending on the period of time an investment in the Leveraged Fund is held and the volatility of the index during the holding period of an investment in the Leveraged Fund.

The Leveraged Fund will lose money if the Index’s performance is flat over time, and the Leveraged Fund can lose money regardless of the performance of the Index, as a result of daily rebalancing, the Index’s volatility, compounding and other factors. Longer holding periods, higher index volatility and greater leverage each affect the impact of compounding on the Leveraged Fund’s returns. Daily compounding of the Leveraged Fund’s investment returns can dramatically and adversely affect performance, especially during periods of high volatility. Volatility has a negative impact on Leveraged Fund performance and the volatility of the Index may be at least as important to the Leveraged Fund’s return for a period as the return of the Index.

The Leveraged Fund uses leverage and should produce daily returns that are more volatile than that of the Index. For example, the return for a single day of the Leveraged Fund with its 2x multiple should be approximately two times as volatile for a single day as the return of a fund with an objective of matching the performance of the Index.

The Leveraged Fund is not appropriate for all investors and presents significant risks not applicable to other types of funds. The Leveraged Fund uses leverage and is riskier than similarly benchmarked exchange-traded funds that do not use leverage. An investor should only consider an investment in the Leveraged Fund if he or she understands the consequences of seeking leveraged results for a single day. Shareholders who invest in the Leveraged Fund should actively manage and monitor their investments, as frequently as daily.

The hypothetical examples below illustrate how daily geared fund returns can behave for periods longer than a single day. Each involves a hypothetical fund XYZ that seeks two times (2x) the daily performance of index XYZ, before fees and expenses. On each day, fund XYZ performs in line with its objective (two times (2x) the index’s daily performance before fees and expenses). Notice that, in the first example (showing an overall index loss for the period), over the entire seven-day period, the fund’s total return is more than two times the loss of the period return of the index. For the seven-day period, index XYZ lost 3.26% while fund XYZ lost -7.01% (versus -6.52% (or 2.0 x -3.26%)).

	Index XYZ		Fund XYZ
	Level	Daily Performance	Daily Performance	Net Asset Value
Start	100.00			$100.00
Day 1	97.00	-3.00%	-6.00%	$94.00
Day 2	99.91	3.00%	6.00%	$99.64
Day 3	96.91	-3.00%	-6.00%	$93.66
Day 4	99.82	3.00%	6.00%	$99.28
Day 5	96.83	-3.00%	-6.00%	$93.32
Day 6	99.73	3.00%	6.00%	$98.92
Day 7	96.74	-3.00%	-6.00%	$92.99
Total Return		-3.26%	-7.01%

Similarly, in another example (showing an overall index gain for the period), over the entire seven-day period, the fund’s total return is less than two times (2x) that of the period return of the index. For the seven-day period, index XYZ gained 2.72% while fund XYZ gained 4.86% (versus 5.44% (or 2.0 x 2.72%)).

	Index XYZ		Fund XYZ
	Level	Daily Performance	Daily Performance	Net Asset Value
Start	100.00			$100.00
Day 1	103.00	3.00%	6.00%	$106.00
Day 2	99.91	-3.00%	-6.00%	$99.64
Day 3	102.91	3.00%	6.00%	$105.62
Day 4	99.82	-3.00%	-6.00%	$99.28
Day 5	102.81	3.00%	6.00%	$105.24
Day 6	99.73	-3.00%	-6.00%	$98.92
Day 7	102.72	3.00%	6.00%	$104.86
Total Return		2.72%	4.86%

These effects are caused by compounding, which exists in all investments, but has a more significant impact in geared funds. In general, during periods of higher Index volatility, compounding will cause the Leveraged Fund’s returns for periods longer than a single day to be less than two times (2x) the return of the Index. This effect becomes more pronounced as volatility increases. Conversely, in periods of lower Index volatility (particularly when combined with higher index returns), the Leveraged Fund’s returns over longer periods can be greater than two times (2x) the return of the Index. Actual results for a particular period are also dependent on the magnitude of the Index return in addition to the Index volatility.

The graphs that follow illustrate this point. Each of the graphs shows a simulated hypothetical one-year performance of an index compared with the performance of a geared fund that perfectly achieves its geared daily investment objective. The graphs demonstrate that, for periods greater than a single day, a geared fund is likely to underperform or overperform (but not match) the index performance times the multiple stated as the daily fund objective. Investors should understand the consequences of holding daily rebalanced funds for periods longer than a single day and should actively manage and monitor their investments, as frequently as daily. A one-year period is used solely for illustrative purposes. Deviations from the index return times the fund multiple can occur over periods as short as two days (each day as measured from NAV to NAV) and may also occur in periods of a single day or even intra-day. To isolate the impact of daily leveraged exposure, these graphs assume: a) no fund expenses or transaction costs; b) borrowing/lending rates of zero percent (to obtain required leveraged exposure) and cash reinvestment rates of zero percent; and c) the fund consistently maintaining perfect exposure (2x) as of the fund’s NAV time each day. If these assumptions were different, the fund’s performance would be different than that shown. If fund expenses, transaction costs and financing expenses greater than zero percent were included, the fund’s performance would also be different than shown. Each of the graphs also assumes a volatility rate of 70%. An index’s volatility rate is a statistical measure of the magnitude of fluctuations in its returns.

HYPOTHETICAL PERFORMANCE RESULTS HAVE MANY INHERENT LIMITATIONS. NO REPRESENTATION IS BEING MADE THAT ANY INDEX OR FUND WILL OR IS LIKELY TO ACHIEVE GAINS OR LOSSES SIMILAR TO THOSE SHOWN OR WILL EXPERIENCE VOLATILITY SIMILAR TO THAT SHOWN. THE INFORMATION PROVIDED IN THE CHARTS BELOW IS FOR ILLUSTRATIVE PURPOSES ONLY.

One-Year Simulation: Index Flat (Annualized Volatility 70%)
Index Return 0.0%
+2x Fund Return -40.6%
Price Evolution (100 on Day 0)
Business Days
160
140
120
100
80
60
40
20
0
50
100
150
200
250

The graph above shows a scenario where the index, which exhibits day-to-day volatility, is flat or trendless over the year (i.e., begins and ends the year at 0%), but the Leveraged Fund (2x) is down.

HYPOTHETICAL PERFORMANCE RESULTS HAVE MANY INHERENT LIMITATIONS. NO REPRESENTATION IS BEING MADE THAT ANY INDEX OR FUND WILL OR IS LIKELY TO ACHIEVE GAINS OR LOSSES SIMILAR TO THOSE SHOWN OR WILL EXPERIENCE VOLATILITY SIMILAR TO THAT SHOWN. THE INFORMATION PROVIDED IN THE CHARTS BELOW IS FOR ILLUSTRATIVE PURPOSES ONLY.

One-Year Simulation: Index Down 50.5% (Annualized Volatility 70%)
Index Return -50.5%
+2x Fund Return -85.4%
Price Evolution (100 on Day 0)
Business Days
0
20
40
60
80
100
120
140
0
50
100
150
200
250

The graph above shows a scenario where the index, which exhibits day-to-day volatility, is down over the year, but the Leveraged Fund (2x) is down less than two times the index.

HYPOTHETICAL PERFORMANCE RESULTS HAVE MANY INHERENT LIMITATIONS. NO REPRESENTATION IS BEING MADE THAT ANY INDEX OR FUND WILL OR IS LIKELY TO ACHIEVE GAINS OR LOSSES SIMILAR TO THOSE SHOWN OR WILL EXPERIENCE VOLATILITY SIMILAR TO THAT SHOWN. THE INFORMATION PROVIDED IN THE CHARTS BELOW IS FOR ILLUSTRATIVE PURPOSES ONLY.

One-Year Simulation: Index Up 77.4% (Annualized Volatility 70%)
Index Return 77.4%
+2x Fund Return 74.6%
Price Evolution (100 on Day 0)
Business Days
0
50
100
150
200
250
300
350

The graph above shows a scenario where the index, which exhibits day-to-day volatility, is up over the year, but the Leveraged Fund (2x) is up less than two times the index.

HYPOTHETICAL PERFORMANCE RESULTS HAVE MANY INHERENT LIMITATIONS. NO REPRESENTATION IS BEING MADE THAT ANY INDEX OR FUND WILL OR IS LIKELY TO ACHIEVE GAINS OR LOSSES SIMILAR TO THOSE SHOWN OR WILL EXPERIENCE VOLATILITY SIMILAR TO THAT SHOWN. THE INFORMATION PROVIDED IN THE CHARTS BELOW IS FOR ILLUSTRATIVE PURPOSES ONLY.

Historical average volatility does not predict future volatility, which may be higher or lower than historical averages.

Fund performance for periods greater than a single day can be estimated given any set of assumptions for the following factors: a) benchmark volatility; b) benchmark performance; c) period of time; d) financing rates associated with leveraged exposure; and e) other Fund expenses. The tables below illustrate the impact of two factors that affect a geared fund’s performance, index volatility and index return. Index volatility is a statistical measure of the magnitude of fluctuations in the returns of an index and is calculated as the standard deviation of the natural logarithms of one plus the index return (calculated daily), multiplied by the square root of the number of trading days per year (assumed to be 252). The table shows estimated fund returns for a number of combinations of index volatility and index return over a one-year period. To isolate the impact of daily leveraged exposure, the graphs assume: a) no fund expenses or transaction costs; b) borrowing/lending rates of zero percent (to obtain required leveraged exposure) and cash reinvestment rates of zero percent; and c) the fund consistently maintaining perfect exposure (2x) as of the fund’s NAV time each day. If these assumptions were different, the fund’s performance would be different than that shown. If fund expenses, transaction costs and financing expenses were included, the fund’s performance would be different than shown. The first table below shows an example in which a geared fund has an investment objective to correspond (before fees and expenses) to two times (2x) the daily performance of an index. The geared fund could incorrectly be expected to achieve a 20% return on a yearly basis if the index return was 10%, absent the effects of compounding. However, as the table shows, with an index volatility of 40%, such a fund would return 3.2%. In the charts below, shaded areas represent those scenarios where a geared fund with the investment objective described will outperform (i.e., return more than) the index performance times the stated multiple in the fund’s investment objective; conversely, areas not shaded represent those scenarios where the fund will underperform (i.e., return less than) the index performance times the multiple stated as the daily fund objective.

Estimated Fund Return Over One Year When the Fund’s Objective is to Seek Daily Investment Results, Before Fees and Expenses, that Correspond to Two Times (2x) the Performance of an Index For a Single Day.

HYPOTHETICAL PERFORMANCE RESULTS HAVE MANY INHERENT LIMITATIONS. NO REPRESENTATION IS BEING MADE THAT ANY INDEX OR FUND WILL OR IS LIKELY TO ACHIEVE GAINS OR LOSSES SIMILAR TO THOSE SHOWN OR WILL EXPERIENCE VOLATILITY SIMILAR TO THAT SHOWN. THE INFORMATION PROVIDED IN THE CHARTS BELOW IS FOR ILLUSTRATIVE PURPOSES ONLY.

One Year Index	Two Times (2x) One Year Index	Index Volatility
Performance	Performance	0%	5%	10%	15%	20%	25%	30%	35%	40%	45%	50%	55%	60%	65%	70%	75%
-60%	-120%	-84.1%	-84.1%	-84.2%	-84.4%	-84.7%	-85.0%	-85.5%	-85.9%	-86.4%	-87.0%	-87.6%	-88.3%	-88.9%	-89.6%	-90.3%	-91.0%
-55%	-110%	-79.8%	-79.9%	-80.0%	-80.3%	-80.6%	-81.1%	-81.6%	-82.2%	-82.8%	-83.5%	-84.3%	-85.1%	-86.0%	-86.8%	-87.7%	-88.6%
-50%	-100%	-75.0%	-75.1%	-75.3%	-75.6%	-76.1%	-76.6%	-77.2%	-78.0%	-78.8%	-79.7%	-80.6%	-81.6%	-82.7%	-83.7%	-84.8%	-85.9%
-45%	-90%	-69.8%	-69.9%	-70.1%	-70.5%	-71.0%	-71.7%	-72.4%	-73.3%	-74.3%	-75.4%	-76.5%	-77.7%	-79.0%	-80.3%	-81.6%	-82.9%
-40%	-80%	-64.0%	-64.1%	-64.4%	-64.9%	-65.5%	-66.2%	-67.2%	-68.2%	-69.4%	-70.7%	-72.0%	-73.5%	-75.0%	-76.5%	-78.0%	-79.6%
-35%	-70%	-57.8%	-57.9%	-58.2%	-58.7%	-59.5%	-60.4%	-61.4%	-62.7%	-64.1%	-65.6%	-67.2%	-68.8%	-70.6%	-72.4%	-74.2%	-76.1%
-30%	-60%	-51.0%	-51.2%	-51.5%	-52.1%	-53.0%	-54.0%	-55.3%	-56.7%	-58.3%	-60.0%	-61.9%	-63.9%	-65.9%	-68.0%	-70.1%	-72.2%
-25%	-50%	-43.8%	-43.9%	-44.3%	-45.0%	-46.0%	-47.2%	-48.6%	-50.3%	-52.1%	-54.1%	-56.2%	-58.5%	-60.8%	-63.2%	-65.6%	-68.0%
-20%	-40%	-36.0%	-36.2%	-36.7%	-37.5%	-38.5%	-39.9%	-41.5%	-43.4%	-45.5%	-47.8%	-50.2%	-52.7%	-55.4%	-58.1%	-60.9%	-63.6%
-15%	-30%	-27.8%	-28.0%	-28.5%	-29.4%	-30.6%	-32.1%	-34.0%	-36.1%	-38.4%	-41.0%	-43.8%	-46.6%	-49.6%	-52.7%	-55.8%	-58.9%
-10%	-20%	-19.0%	-19.2%	-19.8%	-20.8%	-22.2%	-23.9%	-26.0%	-28.3%	-31.0%	-33.9%	-36.9%	-40.2%	-43.5%	-47.0%	-50.5%	-53.9%
-5%	-10%	-9.8%	-10.0%	-10.7%	-11.8%	-13.3%	-15.2%	-17.5%	-20.2%	-23.1%	-26.3%	-29.7%	-33.3%	-37.0%	-40.9%	-44.7%	-48.6%
0%	0%	0.0%	-0.3%	-1.0%	-2.2%	-3.9%	-6.1%	-8.6%	-11.5%	-14.8%	-18.3%	-22.1%	-26.1%	-30.3%	-34.5%	-38.8%	-43.1%
5%	10%	10.2%	10.0%	9.1%	7.8%	5.9%	3.6%	0.8%	-2.4%	-6.0%	-9.9%	-14.1%	-18.5%	-23.1%	-27.7%	-32.4%	-37.2%
10%	20%	21.0%	20.7%	19.8%	18.3%	16.3%	13.7%	10.6%	7.1%	3.2%	-1.1%	-5.7%	-10.6%	-15.5%	-20.7%	-25.9%	-31.1%
15%	30%	32.2%	31.9%	30.9%	29.3%	27.1%	24.2%	20.9%	17.0%	12.7%	8.1%	3.0%	-2.2%	-7.7%	-13.3%	-19.0%	-24.6%
20%	40%	44.0%	43.6%	42.5%	40.8%	38.4%	35.3%	31.6%	27.5%	22.8%	17.7%	12.2%	6.5%	0.5%	-5.5%	-11.7%	-17.9%
25%	50%	56.2%	55.8%	54.7%	52.7%	50.1%	46.8%	42.8%	38.3%	33.2%	27.7%	21.8%	15.6%	9.1%	2.5%	-4.2%	-10.9%
30%	60%	69.0%	68.5%	67.3%	65.2%	62.4%	58.8%	54.5%	49.6%	44.1%	38.1%	31.7%	25.0%	18.0%	10.8%	3.6%	-3.6%
35%	70%	82.2%	81.7%	80.4%	78.1%	75.1%	71.2%	66.6%	61.3%	55.4%	49.0%	42.0%	34.8%	27.3%	19.5%	11.8%	3.9%
40%	80%	95.9%	95.4%	94.0%	91.6%	88.3%	84.1%	79.1%	73.4%	67.1%	60.2%	52.8%	45.0%	36.9%	28.7%	20.2%	11.8%
45%	90%	110.1%	109.6%	108.0%	105.5%	101.9%	97.5%	92.1%	86.1%	79.3%	71.8%	63.9%	55.6%	46.9%	38.1%	28.9%	20.0%
50%	100%	124.9%	124.3%	122.6%	119.9%	116.1%	111.3%	105.6%	99.1%	91.8%	83.9%	75.3%	66.5%	57.2%	47.7%	38.0%	28.3%
55%	110%	140.1%	139.5%	137.7%	134.8%	130.7%	125.6%	119.6%	112.6%	104.8%	96.3%	87.2%	77.8%	67.9%	57.7%	47.4%	37.2%
60%	120%	155.8%	155.1%	153.2%	150.1%	145.8%	140.4%	133.9%	126.5%	118.2%	109.2%	99.6%	89.4%	78.8%	68.0%	56.9%	46.0%

The foregoing table is intended to isolate the effect of index volatility and index performance on the return of leveraged funds. The Leveraged Fund’s actual returns may be greater or less than the returns shown above.

Correlation Risks Specific to the Leveraged Fund.

In order to achieve a high degree of correlation with the Index, the Leveraged Fund seeks to rebalance its portfolio daily to keep exposure consistent with its investment objective. Being materially under or overexposed to the Index may prevent the Leveraged Fund from achieving a high degree of correlation with the Index. Market disruptions or closures, large movements of assets into or out of the Leveraged Fund, regulatory restrictions, market volatility, accountability levels, position limits, and daily price fluctuation limits set by the exchanges and other factors will adversely affect the Leveraged Fund’s ability to adjust exposure to requisite levels. The target amount of portfolio exposure may be impacted by changes to the value of the Index each day. Other things being equal, more significant movement in the value of its benchmark, up or down, will require more significant adjustments to the Leveraged Fund’s portfolio. Because of this, it is unlikely that the Leveraged Fund will be perfectly exposed (i.e., 2x) at the end of each day, and the likelihood of being materially under- or over-exposed is higher on days when the index levels are volatile at or near the close of the trading day. These risks are particularly acute due to the high degree of volatility in SPIKES futures contracts.

The Leveraged Fund seeks to rebalance its portfolio on a daily basis. The time and manner in which the Leveraged Fund rebalances its portfolio may vary from day to day at the discretion of the Sponsor depending upon market conditions and other circumstances. Unlike other funds that do not rebalance their portfolios as frequently, the Leveraged Fund may be subject to increased trading costs associated with daily portfolio rebalancings. The effects of these trading costs have been estimated and included in the Breakeven Table. See “Breakeven Analysis” below.

For general correlation risks applicable to each Fund, please see the risk factor herein entitled “Correlation and Performance Risks.”

Changes to the Index and the Daily Rebalancing of the Leveraged Fund May Impact Trading in the Underlying Futures Contracts

Changes to the Index and daily rebalancing may cause the Leveraged Fund to adjust its portfolio positions. This trading activity will contribute to the trading volume of the underlying futures contracts and may adversely affect the market price of such underlying futures contracts.

Intraday Price/Performance Risk.

The intraday performance of Shares traded in the secondary market generally will be different from the performance of the Leveraged Fund when measured from one NAV calculation-time to the next. When Shares are bought intraday, the performance of such Shares relative to its index until the Leveraged Fund’s next NAV calculation time likely will be greater than or less than the Leveraged Fund’s stated daily multiple times the performance of its index. These differences can be significant.

Risks Applicable to Investing in SPIKES Futures Contracts

SPIKES futures contracts can be highly volatile and a Fund may experience sudden and large losses when buying, selling or holding such instruments; you can lose all or a portion of your investment within a single day.

Investments linked to equity market volatility, including SPIKES futures contracts, can be highly volatile and may experience sudden, large and unexpected losses. The Index could have large single-day or intraday moves, up or down, that could cause investors to lose all or a substantial portion of their investment in a short period of time. SPIKES futures contracts are unlike traditional futures contracts and are not based on a tradable reference asset. The SPIKES Index is not directly investable, and the settlement price of a SPIKES futures contract is based on the calculation that determines the level of the SPIKES Index. As a result, the behavior of a SPIKES futures contract may be different from a traditional futures contract whose settlement price is based on a specific tradable asset and may differ from an investor’s expectations. The market for SPIKES futures contracts may fluctuate widely based on a variety of factors including changes in overall market movements, political and economic events and policies, wars, acts of terrorism, natural disasters, changes in interest rates or inflation rates. High volatility may have an adverse impact on the performance of a Fund. The Leveraged Fund’s leverage factor (2x) increases the potential for loss on an investment in this Fund. An investor in any of the Funds could potentially lose the full principal of his or her investment within a single day.

For example, in 2018, volatility spiked and it was reported that the Cboe Volatility Index (“VIX”), an index that tracks volatility and would be expected to perform in a substantially similar manner as the SPIKES Index, similarly spiked. It was reported that, on February 2, 2018, the level of VIX was in the range of 14 to 17. Following an approximately 4% decline in equity markets on February 5, 2018, the level of VIX increased to 50 and investment products that were benchmarked to indexes of futures contracts on VIX (“VIX Futures Indexes”) declined significantly. Certain products that sought inverse investment returns to VIX Futures Indexes lost substantial portions of their value in a single day, including, reportedly, in excess of 90% of the product’s value.

Daily rebalancing of the futures contracts underlying the Index may impact trading in the underlying futures contracts.

The daily rebalancing of the futures contracts underlying the Index may impact trading in such futures contracts. For example, such trading may cause Futures Commission Merchants (“FCMs”) to adjust their hedges. The trading activity associated with such transactions will contribute to the existing trading volume of the underlying futures contracts and may adversely affect the market price of such underlying futures contracts and in turn the level of the Index.

The Funds generally are intended to be used as trading tools for short-term investment horizons and investors holding shares of a Fund over longer-term periods may be subject to increased risk of loss.

The Funds generally are intended to be used only for short-term investment horizons. An investor in a Fund can lose all or a substantial portion of his or her investment within a single day. The longer an investor’s holding period in a Fund, the greater the potential for loss.

The Funds are benchmarked to the Index. They are not benchmarked to the SPIKES Index; the performance of each Fund should be expected to vary from the performance of the SPIKES Index. As a result, the Index and the Funds should be expected to perform very differently from the SPIKES Index over all periods of time.

The performance of the Index is based on the value of the SPIKES short-term futures contracts (“SPIKES futures contracts”) that comprise the Index. While there is a relationship between the performance of the Index and future levels of the SPIKES Index, the performance of the Index is not directly linked to the performance of the SPIKES Index, to the realized volatility of SPY or to the options that underlie the calculation of the SPIKES Index. As a result, the Index and the Funds should be expected to perform very differently from the SPIKES Index over all periods of time. In many cases, the Index (and thus the Funds) will underperform the SPIKES Index. Further, the performance of the Index and the Funds should not be expected to represent the realized volatility of the S&P500® or any multiple thereof.

The SPIKES Index seeks to measure the market’s current expectation of 30-day volatility of the SPDR S&P 500 ETF (“SPY”), as reflected by the prices of near-term SPY options. The market’s current expectation of the possible rate and magnitude of movements in an index is commonly referred to as the “implied volatility” of the index. Because SPY options derive value from the possibility that the SPY may experience movement before such options expire, the prices of near-term SPY options are used to calculate the implied volatility of the SPY.

Unlike many indexes, the SPIKES Index is not an investable index. It is not practical to invest in the SPIKES Index as it is comprised of a constantly changing portfolio of options on SPY. Rather, the SPIKES Index is designed to serve as a market volatility forecast. The Funds are not benchmarked to the performance of the SPIKES Index or the realized volatility of the SPY and, in fact, can be expected to perform very differently from the SPIKES Index and the realized volatility of the SPY over all periods of time.

The prices of futures contracts based on a non-investable index such as the SPIKES Index may behave differently from the prices of futures contracts whose settlement price is based on a tradeable asset.

As noted, the Funds are benchmarked against an underlying index of SPIKES short-term futures contracts. The value of a SPIKES futures contract is based on the expected value of the SPIKES Index at a future point in time, specifically the expiration date of the SPIKES futures contract. Therefore, a SPIKES futures contract represents the forward implied volatility of the SPIKES Index, and therefore the forward implied volatility of the SPY, over the 30-day period following the expiration of such contract. As a result, a change in the SPIKES Index today will not necessarily result in a corresponding movement in the price of SPIKES futures contracts since the price of the SPIKES futures contracts is based on expectations of the performance of the SPIKES Index at a future point in time. For example, a SPIKES futures contract purchased in March that expires in May, in effect, is a forward contract on what the level of the SPIKES Index, as a measure of 30-day implied volatility of the SPY, will be on the May expiration date. The forward volatility reading of the SPIKES Index may not correlate directly to the current volatility reading of the SPIKES Index because the implied volatility of SPY at a future expiration date may be different from the current implied volatility of SPY. As a result, the Index and a Fund should be expected to perform very differently from the SPIKES Index over all periods of time.

The process of rolling futures positions may negatively impact the value of a Fund’s performance.

Each Fund invests in or has exposure to SPIKES futures contracts and is subject to risks related to “rolling” such futures contracts, which is the process by which the Fund closes out a futures position prior to its expiration month and purchases an identical futures contract with a later expiration date. The Funds do not intend to hold futures contracts through expiration, but instead intend to “roll” their respective positions as they approach expiration. The contractual obligations of a buyer or seller holding a futures contract to expiration may be satisfied by settling in cash as designated in the contract specifications. As explained further below, the price of futures contracts further from expiration may be higher (a condition known as “contango”) or lower (a condition known as “backwardation”), which can impact a Fund’s returns.

When the market for these futures contracts is such that the prices are higher in the more distant delivery months than in the nearer delivery months, the sale during the course of the “rolling process” of the more nearby futures contract would take place at a price that is lower than the price of the more distant futures contract. This pattern of higher prices for longer expiration futures contracts is often referred to as “contango.” Alternatively, when the market for these contracts is such that the prices are higher in the nearer months than in the more distant months, the sale during the course of the “rolling process” of the more nearby futures contract would take place at a price that is higher than the price of the more distant futures contract. This pattern of higher prices for shorter expiration futures contracts is referred to as “backwardation.” The presence of contango in the relevant futures contracts at the time of rolling would be expected to adversely affect a Fund. Similarly, the presence of backwardation in certain futures contracts at the time of rolling such contracts would be expected to positively affect a Fund with long positions.

The SPIKES futures contracts are expected to experience extended periods of contango or backwardation. These periods may cause significant and sustained losses. Additionally, because of the frequency with which a Fund may roll futures contracts, the impact of such contango or backwardation on Fund performance may be greater than it would have been if the Fund rolled futures contracts less frequently.

Although the Funds intend to be fully invested in SPIKES futures contracts or other Financial Instruments, the Sponsor may not be able to invest a Fund’s assets in futures contracts having an aggregate notional amount exactly equal to the expiring position or the targeted allocation. For example, as standardized contracts, SPIKES Futures Contracts are denominated in specific dollar amounts, and a Fund’s NAV and the proceeds from the sale of a Creation Unit are unlikely to be an exact multiple of the amounts of those contracts.

The value of the Shares of a Fund relates directly to the value of, and realized gain or loss from, the Financial Instruments and other assets held by the Fund. Fluctuations in the price of these Financial Instruments or assets could materially adversely affect an investment in the Shares.

Several factors may affect the price and/or liquidity of SPIKES futures contracts and other assets, if any, owned by a Fund, including, but not limited to:

●	Prevailing market prices and forward volatility levels of the U.S. stock markets, SPY, the equity securities included in SPY’s portfolio and prevailing market prices of options on SPY, the SPIKES Index, options on the SPIKES Index, the relevant SPIKES futures contracts, or any other financial instruments related to SPY and the SPIKES Index or SPIKES futures contracts;

●	Interest rates and investors’ expectations concerning interest rates;

●	Economic, financial, political, regulatory, geographical, judicial and other events that affect the level of the Index or the market price or forward volatility of the U.S. stock markets, the equity securities included in SPY’s portfolio, SPY, the SPIKES Index or the relevant futures or option contracts on the SPIKES Index;

●	Supply and demand as well as hedging activities in the listed and over-the-counter (“OTC”) equity derivatives markets;

●	The level of margin requirements;

●	The position limits imposed by futures exchanges and any position or risk limits imposed by Futures Commission Merchants (“FCMs”);

●	Disruptions in trading of Financial Instruments;

●	Disruptions in trading of SPY, futures contracts on SPY or options on SPY; and

●	The level of contango or backwardation in the SPIKES futures contracts market.

Each of these factors could have a negative impact on the value of a Fund. These factors interrelate in complex ways, and the effect of one factor on the market value of a Fund may offset or enhance the effect of another factor.

The value of the Shares of a Fund relates directly to the value of, and realized gain or loss from, the Financial Instruments and other assets held by the Fund. Several factors may affect the price and/or liquidity of futures or swap contracts and other assets, if any, owned by a Fund, including, but not limited to, the risks specific to SPIKES futures contracts, above, and the following additional risks:

●	Supply and demand of the Financial Instruments, which may be influenced by forward selling by commodities producers and purchases made by the commodities producers’ to unwind their hedge positions, as well as production and cost levels in the relevant major markets of the Financial Instruments and their underlying assets;

●	Global or regional political, economic, or financial events and situations;

●	Acts of God;

●	Weather and other environmental conditions; and

●	Investment and trading activities of mutual funds, hedge funds and other market participants.

●	Each of these factors could have a negative impact on the value of a Fund. These factors interrelate in complex ways, and the effect of one factor on the market value of a Fund may offset or enhance the effect of another factor.

Risks Applicable to All Funds

Each Fund seeks to achieve its investment objective even during periods when the performance of the Index is flat or when the Index is moving in a manner that may cause the value of the Fund to decline.

The Funds are not actively managed by traditional methods (e.g., by effecting changes in the composition of a portfolio on the basis of judgments relating to economic, financial and market considerations with a view toward obtaining positive results under all market conditions). Each Fund seeks to remain fully invested at all times in Financial Instruments and money market instruments that, in combination, provide exposure to the Index consistent with its investment objective. This is the case even during periods in which the Index is flat or moving in a manner which causes the value of a Fund to decline. A Fund can lose money regardless of the performance of the Index, due to the effects of daily rebalancing, volatility, compounding and other factors.

Correlation and Performance Risks

While the Funds seek to meet their investment objectives, there is no guarantee they will do so. Factors that may affect a Fund’s ability to meet its investment objective include: (1) the Sponsor’s ability to purchase and sell Financial Instruments in a manner that correlates to a Fund’s objective, including the Sponsor’s ability to enter into new futures positions and swap contracts to replace exposure that has been reduced or terminated by a future commission merchant or counterparty to the Fund; (2) an imperfect correlation between the performance of the Financial Instruments held by a Fund and the performance of the Index; (3) bid-ask spreads on such Financial Instruments; (4) fees, expenses, transaction costs, financing costs and margin requirements associated with the use of Financial Instruments and commission costs; (5) holding or trading Financial Instruments in a market that has become illiquid or disrupted; (6) a Fund’s Share price being rounded to the nearest cent and/or valuation methodologies; (7) changes to the Index that are not disseminated in advance; (8) the need to conform a Fund’s portfolio holdings to comply with investment restrictions or policies or regulatory or tax law requirements; (9) early and unanticipated closings of the markets on which the holdings of a Fund trade, resulting in the inability of the Fund to execute intended portfolio transactions; (10) accounting standards; (11) differences caused by a Fund obtaining exposure to only a representative sample of the components of the Index, overweighting or underweighting certain components of the Index or obtaining exposure to assets that are not included in the Index; (12) large movements of assets into and/or out of a Fund; and (13) events such as natural disasters or epidemics that can be highly disruptive to economies, markets, and companies including, but not limited to, the Sponsor and third party service providers.

Being materially under- or over-exposed to the Index may prevent such Funds from achieving a high degree of correlation with the Index. Market disruptions or closures, large movements of assets into or out of a Fund, regulatory restrictions, or market volatility and other factors will adversely affect such Fund’s ability to maintain a high degree of correlation.

Additional factors may impact a Fund’s ability to achieve a high correlation to the Index, see “Correlation Risks Specific to the Leveraged Fund” herein.

Possible illiquid markets may cause or exacerbate losses.

Financial Instruments cannot always be liquidated at the desired price. It is difficult to execute a trade at a specific price when there is a relatively small volume of buy and sell orders in a market. Market disruptions or volatility can also make it difficult to liquidate a position or find a swap counterparty at a reasonable cost.

Market illiquidity may cause losses for the Funds. The large size of the positions which the Funds may acquire increases the risk of illiquidity by both making their positions more difficult to liquidate and increasing the losses incurred while trying to do so. Any type of disruption or illiquidity will potentially be exacerbated due to the fact that each Fund will typically invest in Financial Instruments related to a single benchmark, which in many cases is highly concentrated. Limits imposed by counterparties, exchanges or other regulatory organizations, such as accountability levels, position limits and daily price fluctuation limits, may contribute to a lack of liquidity with respect to some Financial Instruments.

It may not be possible to gain exposure to the Index using exchange-traded Financial Instruments in the future.

The Funds intend to utilize exchange-traded Financial Instruments. It may not be possible to gain exposure to the Index with these Financial Instruments in the future. If these Financial Instruments cease to be traded on regulated exchanges, they may be replaced with Financial Instruments traded on trading facilities that are subject to lesser degrees of regulation or, in some cases, no substantive regulation. As a result, trading in such Financial Instruments, and the manner in which prices and volumes are reported by the relevant trading facilities, may not be subject to the provisions of, and the protections afforded by, the Commodity Exchange Act, as amended (the “CEA”), or other applicable statutes and related regulations that govern trading on regulated U.S. futures exchanges, or similar statutes and regulations that govern trading on regulated U.K. futures exchanges. In addition, many electronic trading facilities have only recently initiated trading and do not have significant trading histories. As a result, the trading of contracts on such facilities, and the inclusion of such contracts in an index, may be subject to certain risks not presented by U.S. or U.K. exchange-traded futures contracts, including risks related to the liquidity and price histories of the relevant contracts.

Fees are charged regardless of a Fund’s returns and may result in depletion of assets.

The Funds are subject to the fees and expenses described herein which are payable irrespective of a Fund’s returns, as well as the effects of commissions, trading spreads, and embedded financing, borrowing costs and fees associated with swaps, futures contracts, and costs relating to the purchase of U.S. Treasury securities or similar high credit quality, short-term fixed-income or similar securities. These fees and expenses have a negative impact on Fund returns.

The Index may underperform other asset classes and may underperform other indices or benchmarks based upon SPIKES futures contracts, which can have an adverse impact on the value of a Fund’s shares.

The Funds are linked to an Index maintained by a third-party provider unaffiliated with the Funds or the Sponsor. There can be no guarantee or assurance that the methodology used by the third-party provider to create the Index will result in a Fund achieving high, or even positive, returns. Further, there can be no guarantee that the methodology underlying the Index or the daily calculation of the Index will be free from error. It is also possible that third parties may attempt to manipulate the value of the Index or the SPIKES Index. The Index may underperform other asset classes and may underperform other indices or benchmarks based upon the SPIKES futures contracts. Each of these factors could have a negative impact on the performance of a Fund.

The Funds may be subject to counterparty risks.

Each Fund may use derivatives such as swap agreements and forward contracts (collectively referred to herein as “derivatives”) in the manner described herein as a means to achieve their respective investment objectives. The use of derivatives by a Fund exposes the Fund to counterparty risks.

Margin requirements for futures contracts and position limits imposed by exchanges and FCMs may limit a Fund’s ability to achieve sufficient exposure and prevent a Fund from achieving its investment objective.

The term “margin” refers to the minimum amount a Fund must deposit and maintain with its FCM in order to establish an open position in futures contracts. The minimum amount of margin required in connection with a particular futures contract is set by the clearinghouse that clears such contract and is subject to change at any time during the term of the contract. Futures contracts are customarily bought and sold on margins that represent a percentage of the aggregate purchase or sales price of the contract. “Initial” or “original” margin is the minimum amount of funds that must be deposited by each of the Funds with its FCM to initiate a futures position or to maintain an open position in a futures contract. “Maintenance” margin is the amount (generally less than initial margin) to which a Fund’s account may decline before the Fund must provide additional margin. A margin deposit is like a performance bond in that it helps assure a Fund’s performance of the futures contract that the Fund purchases or sells. Futures contracts are customarily bought and sold on margin that represents a very small percentage (ranging upward from less than 2%) of the purchase or sales price of the contract being traded. Because of such low margins, price fluctuations occurring in the futures markets may create profits and losses that are greater, in relation to the amount invested, than are customary in other forms of investments. An FCM may not accept lower, and generally require higher, amounts of margin from its clients than the minimum margin requirements established by the clearinghouses as a matter of policy to afford further protection for themselves.

An FCM may compute margin requirements multiple times per day and must do so at least once per day. When a Fund has an open futures contract position, it is subject to daily variation margin calls by an FCM that could be substantial in the event of adverse price movements. Because futures contracts require only a small initial investment in the form of a deposit or initial margin, they involve a high degree of leverage. A Fund with open positions is subject to maintenance or variation margin on its open positions. When the market value of a particular open futures contract position changes to a point where the margin on deposit does not satisfy maintenance margin requirements, a margin call is made by the FCM. If the margin call is not met within a reasonable time, the FCM may close out a Fund’s position which may impair the Fund from achieving its investment objective or result in reduced returns to the Fund’s investors. If a Fund has insufficient cash to meet daily variation margin requirements, it may need to sell Financial Instruments at a time when such sales are disadvantageous. Futures markets are highly volatile in general, and may become more volatile during periods of general market and/or economic volatility, and the use of or exposure to futures contracts may increase volatility of a Fund’s NAV.

SPIKES futures contracts in particular are expected to be subject to periods of sudden and extreme volatility. As a result, margin requirements for SPIKES futures contracts are higher than the margin requirement for most other types of futures contracts. In addition, the FCMs utilized by the Funds may impose margin requirements in addition to those imposed by the clearinghouse. Margin requirements are subject to change on any given day, and may be raised in the future on a single day or on multiple or successive days by either or both of the clearinghouse and the FCMs. High margin requirements could prevent a Fund from obtaining sufficient exposure to futures contracts and may adversely affect a Fund’s ability to achieve its investment objective. An FCM’s failure to return required margin to a Fund on a timely basis may cause the Fund to delay redemption settlement dates and/or restrict, postpone or limit the right of redemption.

Futures contracts are subject to liquidity risk. Certain of the FCMs utilized by the Funds have imposed their own “position limits”, or risk limits, on the Funds. Any such risk limits restrict the amount of exposure to futures contracts that a Fund can obtain through such FCMs. As a result, a Fund may need to transact through a number of FCMs to achieve its investment objective. If enough FCMs are not willing to transact with a Fund, or if the risk limits imposed by such FCMs do not provide sufficient exposure, the Fund may not be able to achieve its investment objective.

Margin requirements for uncleared swaps may limit a Fund’s ability to achieve sufficient exposure and prevent a Fund from achieving its investment objective.

The CFTC and banking regulators, as well as regulators outside the United States, have adopted collateral requirements applicable to swaps that are traded bilaterally and not cleared by a clearinghouse (“uncleared swaps”). Although a Fund is not directly subject to uncleared swap margin requirements, the Fund will become subject to these requirements by virtue of its counterparty’s status if such counterparty is registered as a swap dealer. Thus, when a Fund’s counterparty is subject to uncleared swap margin requirements, uncleared swaps between the Fund and that counterparty are subject to daily marked-to-market, or variation margin, requirements, and collateral is required to be exchanged between the Fund and the counterparty to account for any changes in the value of such swaps. The rules require registered swap dealers to collect from, and post to, a Fund variation margin (and initial margin, if the Fund exceeds a specified exposure threshold) for uncleared swap transactions.

The uncleared swap margin rules impose a number of requirements on counterparties to an uncleared swap that are registered swap dealers, including requirements related to the timing of margin transfers, the types of collateral that may be posted, the valuations of such collateral, and the calculation of margin requirements. The rules also require that a Fund post uncleared margin collateral to an independent bank custodian. These rules may result in significant operational burdens and costs to the Funds when they engage in uncleared swaps and may impair the Funds’ ability to achieve their investment objective or result in reduced returns to the Funds’ investors.

In addition to the variation margin requirements to which a Fund is subject when its uncleared swap counterparty is a registered swap dealer, regulators have adopted initial margin requirements applicable to uncleared swaps where at least one party is a registered swap dealer. The initial margin rules require parties to an uncleared swap to post, to a custodian that is independent from the swap counterparties, collateral (in addition to any variation margin) in an amount that is either (i) specified in a schedule in the rules or (ii) calculated by the swap dealer counterparty in accordance with a model that has been approved by the swap dealer’s regulator. Initial margin requirements are subject to a phased-in compliance period and, currently, these rules do not apply to any of the Funds. However, it is possible that in the future, these rules could apply to the Funds. In the event that the initial margin for uncleared swap rules apply to the Funds in the future, the rules would impose significant costs on a Fund’s ability to engage in uncleared swaps and may impair the Fund from achieving its investment objective or result in reduced returns to the Fund’s investors.

Natural Disaster/Epidemic Risk.

Natural or environmental disasters, such as earthquakes, fires, floods, hurricanes, tsunamis and other severe weather-related phenomena generally, and widespread disease, including pandemics and epidemics (for example, the novel coronavirus COVID-19), have been and can be highly disruptive to economies and markets and have recently led, and may continue to lead, to increased market volatility and significant market losses. Such natural disaster and health crises could exacerbate political, social, and economic risks previously mentioned, and result in significant breakdowns, delays, shutdowns, social isolation, and other disruptions to important global, local and regional supply chains affected, with potential corresponding results on the operating performance of the Funds and their investments. A climate of uncertainty and panic, including the contagion of infectious viruses or diseases, may adversely affect global, regional, and local economies and reduce the availability of potential investment opportunities, and increases the difficulty of performing due diligence and modeling market conditions, potentially reducing the accuracy of financial projections. Under these circumstances, the Funds may have difficulty achieving their investment objectives which may adversely impact performance. Further, such events can be highly disruptive to economies and markets, significantly disrupt the operations of individual companies (including, but not limited to, the Funds’ Sponsor and third party service providers), sectors, industries, markets, securities and commodity exchanges, currencies, interest and inflation rates, credit ratings, investor sentiment, and other factors affecting the value of the Funds’ investments. These factors can cause substantial market volatility, exchange trading suspensions and closures and can impact the ability of the Funds to complete redemptions and otherwise affect Fund performance and Fund trading in the secondary market. A widespread crisis may also affect the global economy in ways that cannot necessarily be foreseen at the current time. How long such events will last and whether they will continue or recur cannot be predicted. Impacts from these events could have significant impact on a Fund’s performance, resulting in losses to your investment.

Risk that Current Assumptions and Expectations Could Become Outdated As a Result of Global Economic Shocks

The onset of the novel coronavirus (COVID-19) has caused significant shocks to global financial markets and economies, with many governments taking extreme actions to slow and contain the spread of COVID-19. These actions have had, and likely will continue to have, a severe economic impact on global economies as economic activity in some instances has essentially ceased. Financial markets across the globe are experiencing severe distress at least equal to what was experienced during the global financial crisis in 2008. In March 2020, U.S. equity markets entered a bear market in the fastest such move in the history of U.S. financial markets. Contemporaneous with the onset of the COVID-19 pandemic in the US, oil experienced shocks to supply and demand, impacting the price and volatility of oil. The global economic shocks being experienced as of the date hereof may cause the underlying assumptions and expectations of the Funds to become outdated quickly or inaccurate, resulting in significant losses.

Regulatory Treatment

Derivatives are generally traded in OTC markets and have only recently become subject to comprehensive regulation in the United States. Cash-settled forwards are generally regulated as “swaps”, whereas physically settled forwards are generally not subject to regulation or subject to the federal securities laws (in the case of securities).

Title VII of the Dodd-Frank Act (as defined below) (“Title VII”) created a regulatory regime for derivatives, with the Commodity Futures Trading Commission (the “CFTC”) responsible for the regulation of swaps and the SEC responsible for the regulation of “security-based swaps.” The SEC requirements have largely yet to be made effective, but the CFTC requirements are largely in place. The CFTC requirements have included rules for some of the types of transactions in which the Funds will engage, including mandatory clearing and exchange trading for certain categories of swaps, reporting, and margin for uncleared swaps. Title VII also created new categories of regulated market participants, such as “swap dealers,” “security-based swap dealers,” “major swap participants,” and “major security-based swap participants” who are, or will be, subject to significant new capital, registration, recordkeeping, reporting, disclosure, business conduct and other regulatory requirements. The regulatory requirements under Title VII continue to be developed and there may be further modifications that could impact materially and adversely the Funds, the markets in which a Fund trades and the counterparties with which a Fund engages in derivatives transactions.

As noted, the CFTC rules do not apply to all of the physically settled forward contracts entered into by the Funds. Investors, therefore, may not receive the protection of CFTC regulation or the statutory scheme of the CEA in connection with each Fund’s physically settled forward contracts. The lack of regulation in these markets could expose investors to significant losses under certain circumstances, including in the event of trading abuses or financial failure by participants.

Counterparty Credit Risk

The Funds will be subject to the credit risk of the counterparties to derivatives. In the case of cleared derivatives, the Funds will have credit risk to the clearinghouse in a similar manner as the Funds would for futures contracts. In the case of uncleared derivatives, the Funds will be subject to the credit risk of the counterparty to the transaction – typically a single bank or financial institution. As a result, a Fund is subject to increased credit risk with respect to the amount it expects to receive from counterparties to uncleared derivatives entered into as part of that Fund’s principal investment strategy. If a counterparty becomes bankrupt or otherwise fails to perform its obligations due to financial difficulties or other reasons, a Fund could suffer significant losses on these contracts and the value of an investor’s investment in a Fund may decline.

The Funds have sought to mitigate these risks by generally requiring that the counterparties for each Fund agrees to post collateral for the benefit of the Fund, marked to market daily, subject to certain minimum thresholds. However, there are no limitations on the percentage of assets each Fund may invest in swap agreements or forward contracts with a particular counterparty. To the extent any such collateral is insufficient or there are delays in accessing the collateral, the Funds will be exposed to counterparty risk as described above, including possible delays in recovering amounts as a result of bankruptcy proceedings. The Funds typically enter into transactions only with major, global financial institutions.

OTC derivatives of the type that may be utilized by the Funds are generally less liquid than futures contracts because they are not traded on an exchange, do not have uniform terms and conditions, and are generally entered into based upon the creditworthiness of the parties and the availability of credit support, such as collateral, and in general, are not transferable without the consent of the counterparty. These agreements contain various conditions, events of default, termination events, covenants and representations. The triggering of certain events or the default on certain terms of the agreement could allow a party to terminate a transaction under the agreement and request immediate payment in an amount equal to the net positions owed to the party under the agreement. For example, if the level of the Funds’ benchmark has a dramatic intraday move that would cause a material decline in a Fund’s NAV, the terms of the swap may permit the counterparty to immediately close out the transaction with the Fund. In that event, it may not be possible for a Fund to enter into another swap or to invest in other Financial Instruments necessary to achieve the desired exposure consistent with the Fund’s objective. This, in turn, may prevent a Fund from achieving its investment objective, particularly if the level of the Fund’s benchmark reverses all or part of its intraday move by the end of the day.

In addition, cleared derivatives benefit from daily marking-to-market and settlement, and segregation and minimum capital requirements applicable to intermediaries. To the extent that a Fund enters into cleared swap transactions, the Fund will deposit collateral with an FCM in cleared swaps customer accounts, which are required by CFTC regulations to be separate from the FCM’s proprietary collateral. Cleared swap customer collateral is subject to regulations that closely parallel the regulations governing customer segregated funds for futures transactions (described above) but provide certain additional protections to cleared swaps collateral in the event of a clearing broker or clearing broker customer default. For example, in the event of a default of both the clearing broker and a customer of the clearing broker, a clearinghouse is only permitted to access the cleared swaps collateral in the legally separate (but operationally comingled) account of the defaulting cleared swap customer of the clearing broker, as opposed to the treatment of customer segregated funds, under which the clearinghouse may access all of the commingled customer segregated funds of a defaulting clearing broker. In the event of an FCM’s bankruptcy, the Funds could be limited to recovering either a pro rata share of all available funds segregated on behalf of the FCM’s combined customer accounts or the Funds may not recover any assets at all, even though certain property specifically traceable to the Funds was held by the FCM. In the event of a bankruptcy or insolvency of any exchange or a clearinghouse, the Funds could experience a loss of the funds deposited through an FCM as margin with the exchange or clearinghouse, a loss of any unrealized profits on its open positions on the exchange, and the loss of unrealized profits on its closed positions on the exchange.

Uncleared derivatives entered into directly between two counterparties do not necessarily benefit from such protections, particularly if entered into with an entity that is not registered as a “swap dealer” with the CFTC. This exposes a Fund to the risk that a counterparty will not settle a transaction in accordance with its terms and conditions because of a dispute over the terms of the contract (whether or not bona fide) or because of a credit or liquidity problem, thus causing the Funds to suffer a loss.

Each counterparty and/or any of its affiliates may be an Authorized Participant or shareholder of a Fund, subject to applicable law.

The counterparty risk for cleared derivatives transactions is generally lower than for uncleared OTC derivatives. Once a transaction is cleared, the clearinghouse is substituted and is a Fund’s counterparty on the derivative. The clearinghouse guarantees the performance of the other side of the derivative. Nevertheless, some risk remains, as there is no assurance that the clearinghouse, or its members, will satisfy their obligations to a Fund.

The Funds may change their investment objectives, Index and strategies, and may be liquidated, at any time.

The Sponsor has the authority to change a Fund’s investment objective, Index or investment strategy at any time without shareholder approval. Although such changes may be subject to applicable regulatory approvals, the Sponsor may determine to operate a Fund in accordance with its new investment objective, Index or strategy while those approvals are pending. The Sponsor also has the authority to liquidate a Fund at any time without shareholder approval. Changes in a Fund’s investment objective, Index or strategy, as well as any liquidation of a Fund, may occur without shareholder approval and with limited advance notice to shareholders and may expose shareholders to losses on their investments in the Fund.

A Fund may change its investment objective, Index or strategies and may liquidate at a time that is disadvantageous to shareholders.

A change to the investment objective, Index or strategies or the liquidation of a Fund could occur at a time that is disadvantageous to shareholders. When a Fund’s assets are sold as part of the Fund’s liquidation, the resulting proceeds distributed to shareholders may be less than those that may be realized in a sale outside of a liquidation context.

The Funds use investment techniques that may be considered aggressive.

Some investment techniques of the Funds, such as their use of Financial Instruments, may be considered aggressive. Risks associated with Financial Instruments include potentially dramatic price changes (losses) in the value of the instruments and imperfect correlations between the price of the contract and the underlying Reference Asset. The use of Financial Instruments may increase the volatility of a Fund and may involve a small investment of cash relative to the magnitude of the risk assumed.

Historical correlation trends between the Index and other asset classes may not continue or may reverse, limiting or eliminating any potential diversification or other benefit from owning a Fund.

To the extent that an investor purchases a Fund seeking diversification benefits based on the historic correlation (whether positive or negative) between the Fund or the Index and other asset classes, such historic correlation may not continue or may reverse itself. In this circumstance, the diversification or other benefits sought may be limited or non-existent. The diversification or other benefits sought by an investor in a Fund may also become limited or cease to exist if the Sponsor determines to change the Fund’s benchmark or otherwise modify the Fund’s investment objective or strategy.

The lack of active trading markets for the Shares may result in losses upon the sale or disposition of such Shares.

Although the Shares are publicly listed and traded on the Exchange, there can be no guarantee that an active trading market for the Shares will develop or be maintained. If investors need to sell their Shares at a time when an active market for such Shares does not exist, the price investors receive for their Shares, assuming that investors are able to sell them at all, likely will be lower than the price that investors would receive if an active market did exist.

Investors may be adversely affected by redemption or creation orders that are subject to postponement, suspension or rejection under certain circumstances.

A Fund may, in its discretion, suspend the right of creation or redemption or may postpone the redemption or purchase settlement date, for (1) any period during which the Exchange or any other exchange, marketplace or trading center, deemed to affect the normal operations of any of the Funds, is closed, or when trading is restricted or suspended on such exchanges in any of the Funds’ futures contracts, (2) any period during which an emergency exists as a result of which the fulfillment of a purchase order or the redemption distribution is not reasonably practicable, or (3) such other period as the Sponsor determines to be necessary for the protection of the shareholders of the Funds. In addition, a Fund will reject a redemption order if the order is not in proper form as described in the Authorized Participant Agreement or if the fulfillment of the order might be unlawful. Any such postponement, suspension or rejection could adversely affect a redeeming Authorized Participant. For example, the resulting delay may adversely affect the value of the Authorized Participant’s redemption proceeds if the NAV of a Fund declines during the period of delay. The Funds disclaim any liability for any loss or damage that may result from any such suspension or postponement. Suspension of creation privileges may adversely impact how the Shares are traded and arbitraged on the secondary market, which could cause them to trade at levels materially different (premiums and discounts) from the fair value of their underlying holdings.

The market price at which investors buy or sell shares may be significantly more or less than NAV.

The market price at which investors buy or sell shares may be significantly less or more than NAV. Each Fund’s per share NAV will change throughout the day as fluctuations occur in the market value of the Fund’s portfolio assets. The public trading price at which an investor buys or sells shares during the day from their broker may be different from the NAV of the shares. Price differences may relate primarily to supply and demand forces at work in the secondary trading market for a Fund’s shares that are closely related to, but not identical to, the same forces influencing the prices of the SPIKES futures contracts, cash and cash equivalents that constitute the Fund’s assets.

The NAV of a Fund’s shares may also be influenced by non-concurrent trading hours between the NYSE Arca and the market for SPIKES futures contracts. While a Fund’s shares trade on the NYSE Arca from 9:30 a.m. to 4:00 p.m. E.T., the trading hours for the SPIKES futures contracts do not coincide during all of this time. As a result, trading spreads and the resulting premium or discount on the shares may widen and, therefore, increase the difference between the price of the shares and the NAV of the shares.

Investors may be adversely affected by an overstatement or understatement of a Fund’s NAV due to the valuation method employed or errors in the NAV calculation.

Under normal circumstances, the NAV of a Fund reflects the value of the Financial Instruments held by the Fund, as of the time the NAV is calculated. The NAV of the Funds includes, in part, any unrealized profits or losses on open Financial Instrument positions. In certain circumstances (e.g., if the Sponsor believes market quotations do not accurately reflect fair value of an investment, or a trading halt closes an exchange or market early), the Sponsor may, in its sole discretion, choose to determine a fair value price as the basis for determining the market value of such position for such day. The fair value of an investment determined by the Sponsor may be different from other value determinations of the same investment. Such fair value prices generally would be determined based on available inputs about the current value of the underlying Reference Assets and would be based on principles that the Sponsor deems fair and equitable. Errors in calculation of a Fund’s NAV also may cause that Fund’s NAV to be overstated or understated and may affect the performance of the Fund and the value of an investment in the Shares.

Trading on exchanges outside the United States is generally not subject to U.S. regulation and may result in different or diminished investor protections.

To the extent that a Fund places trades on exchanges outside the United States, trading on such exchanges is generally not regulated by any U.S. governmental agency and may involve certain risks not applicable to trading on U.S. exchanges. Trading on such non-U.S. markets or exchanges presents risks because they are not subject to the same degree of regulation as their U.S. counterparts, including potentially different or diminished investor protections. In trading contracts denominated in currencies other than U.S. dollars, the Shares are subject to the risk of adverse exchange rate movements between the dollar and the functional currencies of such contracts. Additionally, trading on non-U.S. exchanges is subject to the risks presented by exchange controls, expropriation, increased tax burdens and exposure to local economic declines and political instability. An adverse development with respect to any of these variables could reduce the profit or increase the loss earned on trades in the affected international markets. Investors could incur substantial losses from trading on foreign exchanges which such investors would not have otherwise been subject had the Funds’ trading been limited to U.S. markets.

The discontinuance of LIBOR could cause or contribute to market volatility and could affect the market value and/or liquidity of the Funds’ investments.

Shareholders should be aware that (i) relevant regulatory announcements about the phase out of LIBOR, (ii) the possibility of changes being made to the basis on which LIBOR is calculated and published (or its ceasing to be published), (iii) uncertainty as to whether or how any alternative reference rate may replace LIBOR, (iv) the ability of the Funds’ third-party service providers and/or counterparties to support and process the Funds’ investments based on an alternative reference rate, and (v) any other actions taken by the ICE Benchmark Administration, the Financial Conduct Authority (the “FCA”) or any other entity with respect to LIBOR or its replacement (if any), could cause or contribute to market volatility and could negatively affect the market value, availability and/or liquidity of the Funds’ investments. The unavailability or replacement of LIBOR may affect the valuation of certain Fund investments. Any pricing adjustments to a Fund’s investments resulting from a substitute reference rate may also adversely affect the Fund’s performance and/or NAV. However, it is not possible at this time to predict or ascertain what precise impact these will have on the Funds.

The number of underlying components included in the Index may impact volatility, which could adversely affect an investment in the Shares.

The Index for the Funds is concentrated solely in SPIKES futures contracts. Investors should be aware that other volatility indexes may be more diversified in terms of both the number and variety of instruments included or in terms of the volatility exposure offered. Investors should be aware that other benchmarks are more diversified in terms of both the number and variety of investments included. Concentration in fewer underlying components may result in a greater degree of volatility in an index and the NAV of the fund which tracks that index under specific market conditions and over time.

Competing claims of intellectual property rights may adversely affect the Funds and an investment in the Shares.

The Sponsor believes that it has properly licensed or obtained the appropriate consent of all necessary parties with respect to intellectual property rights. However, other third parties could allege ownership as to such rights and may bring legal action asserting their claims. The expenses in litigating, negotiating, cross-licensing or otherwise settling such claims may adversely affect the Funds. Additionally, as a result of such action, a Fund could potentially change its investment objective, strategies or benchmark. Each of these factors could have a negative impact on the performance of the Funds.

The liquidity of the Shares may also be affected by the withdrawal of Authorized Participants, which could adversely affect the market price of the Shares.

In the event that one or more Authorized Participants which have had substantial transactions in the Shares withdraw from participation, the liquidity of the Shares will likely decrease, which could adversely affect the market price of the Shares and result in investors incurring a loss on their investment.

Shareholders that are not Authorized Participants may only purchase or sell their Shares in secondary trading markets, and the conditions associated with trading in secondary markets may adversely affect investors’ investment in the Shares.

Only Authorized Participants may create or redeem Creation Units. All other investors that desire to purchase or sell Shares must do so through the Exchange or in other markets, if any, in which the Shares may be traded. Shares may trade at a premium or discount to NAV per Share.

The Exchange may halt trading in a Fund’s shares, which would adversely impact an investor’s ability to sell shares.

Each Fund’s shares are listed for trading on the NYSE Arca, Inc. (“NYSE Arca” or the “Exchange”). Trading in shares may be halted due to market conditions or, in light of NYSE Arca rules and procedures, for reasons that, in the view of NYSE Arca, make trading in shares inadvisable. In addition, trading is subject to trading halts caused by extraordinary market volatility pursuant to “circuit breaker” rules that require trading to be halted for a specified period based on a specified market decline. Additionally, there can be no assurance that the requirements necessary to maintain the listing of a Fund’s shares will continue to be met or will remain unchanged. NYSE Arca listing rules require a minimum of 50,000 shares to be outstanding for continued listing and will be each Fund’s minimum.

The Funds are not registered investment companies so shareholders do not have the protections of the Investment Company Act of 1940, as amended (the “1940 Act”).

Neither Fund is an investment company subject to the 1940 Act. Accordingly, investors do not have the protections afforded by that statute. The 1940 Act is designed to protect investors by preventing: insiders from managing investment companies to their benefit and to the detriment of public investors; the issuance of securities having inequitable or discriminatory provisions; the management of investment companies by irresponsible persons; the use of unsound or misleading methods of computing earnings and asset value; changes in the character of investment companies without the consent of investors; and investment companies from engaging in excessive leveraging. To accomplish these ends, the 1940 Act requires the safekeeping and proper valuation of fund assets, restricts greatly transactions with affiliates, limits leveraging, and imposes governance requirements as a check on fund management.

The value of the Shares will be adversely affected if the Funds are required to indemnify [   ] (the “Trustee”) and/or the Sponsor.

Under the Trust Agreement, the Trustee and the Sponsor each has the right to be indemnified for any liability or expense incurred without gross negligence or willful misconduct. That means the Sponsor may require the assets of a Fund to be sold in order to cover losses or liability suffered by it or by the Trustee. Any such sale would decrease the value of an investment in an impacted Fund.

Although the Shares are limited liability investments, certain circumstances, such as the bankruptcy of a Fund, could increase a shareholder’s liability.

The Shares are limited liability investments; investors may not lose more than the amount that they invest plus any gains or income recognized on their investment. However, shareholders could be required, as a matter of bankruptcy law, to return to the estate of a Fund any distribution they received at a time when such Fund was in fact insolvent or in violation of the Trust Agreement.

The insolvency of an FCM or clearinghouse or the failure of an FCM or clearinghouse to properly segregate Fund assets held as margin on futures transactions may result in losses to the Funds.

The CEA requires FCMs to segregate client assets received as margin on futures transactions from their own proprietary assets. However, if an FCM fails to properly segregate Fund assets deposited as margin, these assets might not be fully protected in the event of the FCM’s bankruptcy. In such event, a Fund may not be able to recover any assets held by the FCM, or may recover only a limited portion of such assets.

Furthermore, customer funds held at a clearinghouse in connection with any futures contracts are permitted to be held in a commingled omnibus account that does not identify the name of the clearing member’s individual customers. A clearinghouse may use assets held in such accounts to satisfy payment obligations of a defaulting customer of the FCM to the clearinghouse. As a result, in the event of a default of one or more of the FCM’s other clients together with the bankruptcy or insolvency of the FCM, a Fund may not be able to recover the assets deposited by the FCM on behalf of the Fund with the clearinghouse.

In the event of a bankruptcy or insolvency of any exchange or a clearinghouse, a Fund could experience a loss of the funds deposited through its FCM as margin with the exchange or clearinghouse, a loss of any profits on its open positions on the exchange, and the loss of unrealized profits on its closed positions on the exchange.

A court could potentially conclude that the assets and liabilities of a Fund are not segregated from those of another series of the Trust and may thereby potentially expose assets in a Fund to the liabilities of another series of the Trust.

Each series of the Trust is a separate series of a Delaware statutory trust and not itself a separate legal entity. Section 3804(a) of the Delaware Statutory Trust Act, as amended (the “DSTA”), provides that if certain provisions are in the formation and governing documents of a statutory trust organized in series, and if separate and distinct records are maintained for any series and the assets associated with that series are held in separate and distinct records (directly or indirectly, including through a nominee or otherwise) and accounted for in such separate and distinct records separately from the other assets of the statutory trust, or any series thereof, then the debts, liabilities, obligations and expenses incurred, contracted for or otherwise existing with respect to a particular series are enforceable against the assets of such series only, and not against the assets of the statutory trust generally or any other series thereof, and none of the debts, liabilities, obligations and expenses incurred, contracted for or otherwise existing with respect to the statutory trust generally or any other series thereof shall be enforceable against the assets of such series. The Sponsor is not aware of any court case that has interpreted Section 3804(a) of the DSTA or provided any guidance as to what is required for compliance. The Sponsor maintains separate and distinct records for each series and accounts for them separately, but it is possible a court could conclude that the methods used did not satisfy Section 3804(a) of the DSTA and thus potentially expose assets of a Fund to the liabilities of another series of the Trust.

There may be circumstances that could prevent or make it impractical for a Fund to operate in a manner consistent with its investment objective and principal investment strategies.

There may be circumstances outside the control of the Sponsor and/or a Fund that could prevent or make it impractical to re-position such Fund’s portfolio investments, to process purchase or redemption orders, or to otherwise operate a Fund in a manner consistent with its investment objective and principal investment strategies. Examples of such circumstances include: market disruptions; significant market volatility, particularly late in a trading day; natural disasters; public service disruptions or utility problems such as those caused by fires, floods, extreme weather conditions, and power outages resulting in telephone, telecopy, and computer failures; market conditions or activities causing trading halts; systems failures involving computer or other information systems affecting the aforementioned parties, as well as the Depository Trust Company (“DTC”), the National Securities Clearing Corporation (“NSCC”), or any other participant in the trading or operation of a Fund; and similar extraordinary events.

While the Sponsor has implemented and tested a business continuity plan and a disaster recovery plan designed to address circumstances such as those described above, these and other circumstances may prevent a Fund from being operated in a manner consistent with its investment objective and/or principal investment strategies.

Due to the increased use of technologies, intentional and unintentional cyber attacks pose operational and information security risks.

With the increased use of technologies such as the Internet and the dependence on computer systems to perform necessary business functions, the Funds and their service providers are susceptible to operational and information security risks. In general, cyber incidents can result from deliberate attacks or unintentional events. Cyber attacks include, but are not limited to gaining unauthorized access to digital systems for purposes of misappropriating assets or sensitive information, corrupting data, or causing operational disruption. Cyber attacks may also be carried out in a manner that does not require gaining unauthorized access, such as causing denial-of-service attacks on websites. Cyber security failures or breaches of a Fund’s third-party service provider (including, but not limited to, index providers, the administrator and transfer agent) or the issuers of securities in which the Funds invest, have the ability to cause disruptions and impact business operations, potentially resulting in financial losses, the inability of Fund shareholders to transact business, violations of applicable privacy and other laws, regulatory fines, penalties, reputational damage, reimbursement or other compensation costs, and/or additional compliance costs. In addition, substantial costs may be incurred in order to prevent any cyber incidents in the future. The Funds and their shareholders could be negatively impacted as a result. While the Funds have established business continuity plans and systems to prevent such cyber attacks, there are inherent limitations in such plans and risk management systems including the possibility that certain risks have not been identified. Furthermore, the Funds cannot control the cyber security plans and systems of the Funds’ service providers, market makers, Authorized Participants or issuers of securities in which each Fund invests.

Investors cannot be assured of the Sponsor’s continued services, the discontinuance of which may be detrimental to the Funds.

Investors cannot be assured that the Sponsor will be able to continue to service the Funds for any length of time. If the Sponsor discontinues its activities on behalf of the Funds, the Funds may be adversely affected, as there may be no entity servicing the Funds for a period of time. If the Sponsor’s registrations with the CFTC or memberships in the NFA were revoked or suspended, the Sponsor would no longer be able to provide services and/or to render advice to the Funds. If the Sponsor were unable to provide services and/or advice to the Funds, the Funds would be unable to pursue their investment objectives unless and until the Sponsor’s ability to provide services and advice to the Funds was reinstated or a replacement for the Sponsor as commodity pool operator could be found. Such an event could result in termination of the Funds.

The Sponsor is leanly staffed and relies heavily on key personnel to manage the Funds and other funds.

In managing and directing the day-to-day activities and affairs of the Funds, the Sponsor relies heavily on the services of its Chief Executive Officer, [  ] and its Chief Operating Officer, [  ]. If any of the group were to leave or be unable to carry out his present responsibilities, it may have an adverse effect on the management of the Funds.

Shareholders’ tax liability may exceed cash distributions on the Shares.

Shareholders of each Fund may be subject to U.S. federal income taxation and, in some cases, state, local, or foreign income taxation on their share of the Fund’s taxable income, whether or not they receive cash distributions from the Fund. Each Fund does not currently expect to make distributions with respect to capital gains or ordinary income. Accordingly, shareholders of a Fund will not receive cash distributions equal to their share of the Fund’s taxable income or the tax liability that results from such income. A Fund’s income, gains, losses and deductions are allocated to shareholders on a monthly basis. If you own Shares in a Fund at the beginning of a month and sell them during the month, you are generally still considered a shareholder through the end of that month.

The U.S. Internal Revenue Service (the “IRS”) could adjust or reallocate items of income, gain, deduction, loss and credit with respect to the Shares if the IRS does not accept the assumptions or conventions utilized by the Funds.

U.S. federal income tax rules applicable to partnerships, which each Fund is anticipated to be treated as under the Internal Revenue Code of 1986, as amended (the “Code”), are complex and their application is not always clear. Moreover, the rules generally were not written for, and in some respects are difficult to apply to, publicly traded interests in partnerships. The Funds apply certain assumptions and conventions intended to comply with the intent of the rules and to report income, gain, deduction, loss and credit to shareholders in a manner that reflects the shareholders’ economic gains and losses, but these assumptions and conventions may not comply with all aspects of the applicable Regulations (as defined below). It is possible therefore that the IRS will successfully assert that these assumptions or conventions do not satisfy the technical requirements of the Code or the Treasury regulations promulgated thereunder (the “Regulations”) and will require that items of income, gain, deduction, loss and credit be adjusted or reallocated in a manner that could be adverse to investors.

Shareholders will receive partner information tax returns on Schedule K-1, which could increase the complexity of tax returns.

The partner information tax returns on Schedule K-1, which the Funds will distribute to shareholders, will contain information regarding the income items and expense items of the Funds. If you have not received Schedule K-1s from other investments, you may find that preparing your tax return may require additional time, or it may be necessary for you to retain an accountant or other tax preparer, at an additional expense to you, to assist you in the preparation of your return.

Shareholders of each Fund may recognize significant amounts of ordinary income and short-term capital gain.

Due to the investment strategy of the Funds, the Funds may realize and pass through to shareholders significant amounts of ordinary income and short-term capital gains as opposed to long-term capital gains, which generally are taxed at a preferential rate. A Fund’s income, gains, losses and deductions are allocated to shareholders on a monthly basis. If you own Shares in a Fund at the beginning of a month and sell them during the month, the Fund will generally still consider you a shareholder through the end of that month.

A Fund may be liable for U.S. federal income tax on any “imputed underpayment” of tax resulting from an adjustment as a result of an IRS audit. The amount of the imputed underpayment generally includes increases in allocations of items of income or gains to any shareholder and decreases in allocations of items of deduction, loss, or credit to any shareholder without any offset for any corresponding reductions in allocations of items of income or gain to any shareholder or increases in allocations of items of deduction, loss, or credit to any shareholder. If a Fund is required to pay any U.S. federal income taxes on any imputed underpayment, the resulting tax liability would reduce the net assets of the Fund and would likely have an adverse impact on the value of the Shares. Under certain circumstances, a Fund may be eligible to make an election to cause the shareholders to take into account the amount of any imputed underpayment, including any interest and penalties. However, there can be no assurance that such election will be made or effective. If the election is made, a Fund would be required to provide shareholders who owned beneficial interests in the Shares in the year to which the adjusted allocations relate with a statement setting forth their proportionate shares of the adjustment (“Adjustment Statements”). Those shareholders would be required to take the adjustment into account in the taxable year in which the Adjustment Statements are issued.

A Fund could be treated as a corporation for federal income tax purposes, which may substantially reduce the value of Shares.

Each Fund has obtained an opinion of counsel that, under current U.S. federal income tax laws, the Fund will be treated as a trust that is not taxable as a corporation for U.S. federal income tax purposes, provided that (i) at least 90 percent of the Fund’s annual gross income consists of “qualifying income” as defined in the Code, which includes dividends, interest, capital gains from the sale or other disposition of stocks and debt instruments and, in the case of a partnership a principal activity of which is the buying and selling of commodities or certain positions with respect to commodities, income and gains derived from certain swap agreements or regulated futures or forward contracts with respect to commodities (ii) the Fund is organized and operated in accordance with its governing agreements and applicable law and (iii) the Fund does not elect to be taxed as a corporation for federal income tax purposes. Although the Sponsor anticipates that each Fund will satisfy the “qualifying income” requirement for all of its taxable years, that result cannot be assured. Neither Fund has requested and will not request any ruling from the IRS with respect to its classification as a trust not taxable as a corporation for federal income tax purposes. If the IRS were to successfully assert that a Fund is taxable as a corporation for federal income tax purposes in any taxable year, rather than passing through its income, gains, losses and deductions proportionately to shareholders, such Fund would be subject to tax on its net income for the year at corporate tax rates. In addition, although the Sponsor does not currently intend to make distributions with respect to shares, any distributions would be taxable to shareholders as dividend income. Taxation of a Fund as a corporation could materially reduce the after-tax return on an investment in shares and could substantially reduce the value of the shares.

Changes in U.S. federal income tax law could affect an investment in the Shares.

Recently enacted legislation commonly known as the “Tax Cuts and Jobs Act” has made significant changes to U.S. federal income tax rules. As of the date of this registration statement, the long-term impact of the Tax Cuts and Jobs Act, including on the Shares, is unclear. Prospective investors are urged to consult their tax advisors regarding the effect of the Tax Cuts and Jobs Act prior to investing in the Shares.

PROSPECTIVE INVESTORS ARE STRONGLY URGED TO CONSULT THEIR OWN TAX ADVISORS AND COUNSEL WITH RESPECT TO THE POSSIBLE TAX CONSEQUENCES TO THEM OF AN INVESTMENT IN THE SHARES OF A FUND; SUCH TAX CONSEQUENCES MAY DIFFER IN RESPECT OF DIFFERENT INVESTORS.

Regulatory and exchange daily price limits, position limits and accountability levels may restrict the creation of Creation Units and the operation of the Trust.

Many U.S. futures exchanges limit the amount of fluctuation permitted in futures contract prices during a single trading day by regulations referred to as “daily price fluctuation limits” or “daily limits.” Once the daily limit has been reached in a particular contract, no trades may be made that day at a price beyond that limit or trading may be suspended for specified periods during the trading day. Derivatives contract prices could move to a limit for several consecutive trading days with little or no trading, thereby preventing prompt liquidation of or entry into derivatives positions and potentially subjecting a Fund to substantial losses or periods in which the Fund does not create additional Creation Units.

In addition, the CFTC, U.S. futures exchanges and certain non-U.S. exchanges have established limits referred to as “speculative position limits” or “accountability levels” on the maximum net long or short futures positions that any person may hold or control in futures contracts traded on U.S. and certain non-U.S. exchanges.

In connection with these limits, the Dodd-Frank Act has required the CFTC to adopt regulations establishing speculative position limits applicable to regulated futures and OTC derivatives and impose aggregate speculative position limits across regulated U.S. futures, OTC positions and certain futures contracts traded on non-U.S. exchanges. In December 2016, the CFTC adopted final regulations requiring that all accounts owned or managed by an entity that is responsible for such accounts’ trading decisions, their principals and their affiliates would be aggregated for position limit purposes. The CFTC has sought to amend its position limits rules for several years and on January 30, 2020, the CFTC re-proposed rules on position limits with respect to the 25 physical delivery commodity futures and options contracts, as well as to swaps that are economically equivalent to such contracts and futures and options thereon that are directly or indirectly linked to the price of such contracts or to the same commodity underlying such contracts (e.g., cash-settled look-a-like futures).

Although it is unclear how future position limit rules will apply to the Funds, the Sponsor and the Funds are subject to current position and accountability limits established by the CFTC and exchanges. Accordingly, the Sponsor and the Funds may be required to reduce the size of outstanding positions or be restricted from entering into new positions that would otherwise be taken for a Fund or restricted from trading in certain markets on behalf of a Fund to comply with those limits or any futures limits established by the CFTC and the relevant exchanges. Modification of trades made by the Trust, if required, could adversely affect the Trust’s operations and profitability and limit the Trust’s ability to reinvest income in additional contracts, create additional Creation Units, or add to existing positions in the desired amount.

In addition, the Sponsor may be required to liquidate certain open positions in order to ensure compliance with the speculative position limits at unfavorable prices, which may result in substantial losses for the relevant Funds. There also can be no assurance that the Sponsor will liquidate positions held on behalf of all the Sponsor’s accounts, including any proprietary accounts, in a proportionate manner. In the event the Sponsor chooses to liquidate a disproportionate number of positions held on behalf of any of the Funds at unfavorable prices, such Funds may incur substantial losses and the value of the Shares may be adversely affected.

Exchanges may establish accountability levels applicable to futures contracts instead of position limits. An exchange may order a person who holds or controls a position in excess of a position accountability level not to further increase its position, to comply with any prospective limit that exceeds the size of the position owned or controlled, or to reduce any open position that exceeds the position accountability level if the exchange determines that such action is necessary to maintain an orderly market. Position accountability levels could adversely affect each of the Fund’s ability to establish and maintain positions in commodity futures contracts to which such levels apply, if the Funds were to trade in such contracts. Such an outcome could adversely affect each of the Fund’s ability to pursue its investment objective.

A person is generally required by CFTC or exchange rules, as applicable, to aggregate all positions in accounts as to which the person has 10% or greater ownership or control. However, CFTC and exchange rules provide certain exemptions from this requirement. For example, a person is not required to aggregate positions in multiple accounts that it owns or controls if that person is able to satisfy the requirements of an exemption from aggregation of those accounts, including, where available, the independent account controller exemption. Any failure to comply with the independent account controller exemption or another exemption from the aggregation requirement could obligate the Sponsor to aggregate positions in multiple accounts under its control, which could include the Funds and other commodity pools or accounts under the Sponsor’s control. In such a scenario, the Funds may not be able to obtain exposure to one or more Financial Instruments necessary to pursue their investment objectives, or they may be required to liquidate existing futures contract positions in order to comply with a limit. Such an outcome could adversely affect each of the Fund’s ability to pursue its investment objective or achieve favorable performance.

The Funds are currently subject to position limits and accountability levels and may be subject to new and more restrictive position limits in the future. If the Funds reached a position limit or accountability level or became subject to a daily limit, their ability to issue new Creation Units or reinvest income in additional futures contracts may be limited to the extent these restrictions limit its ability to establish new futures positions, add to existing positions, or otherwise transact in futures. Limiting the size of the Funds, or restricting the Funds’ futures trading, under these requirements could adversely affect the Funds’ ability to pursue their investment objectives.

The Trust or Sponsor may apply to the CFTC or to the relevant exchanges for relief from certain position limits. If the Trust or Sponsor is unable to obtain such relief, a Fund’s ability to issue new Creation Units, or the Fund’s ability to reinvest income in additional futures contracts, may be limited to the extent these activities cause the Trust to exceed applicable position limits. Limiting the size of a Fund may affect the correlation between the price of the Shares, as traded on an exchange, and the net asset value of the Fund. Accordingly, the inability to create additional Creation Units or add to existing positions in the desired amount could result in Shares trading at a premium or discount to NAV.

Regulatory changes or actions may alter the operations and profitability of the Funds.

The regulation of commodity interest transactions and markets, including under the Dodd-Frank Act, is a rapidly changing area of law and is subject to ongoing modification by governmental and judicial action. In particular, the Dodd-Frank Act has expanded the regulation of markets, market participants and financial instruments. The regulatory regime under the Dodd-Frank Act has imposed additional compliance and legal burdens on participants in the markets for futures and other commodity interests. For example, under the Dodd-Frank Act new capital and risk requirements have been imposed on market intermediaries. Those requirements may cause the cost of trading to increase for market participants, like the Funds, that must interact with those intermediaries to carry out their trading activities. These increased costs can detract from the Funds’ performance.

Each Fund’s performance could be adversely affected if the FCM reduces its internal risk limits for that Fund.

Further, CFTC rules require clearing member FCMs to establish risk-based limits on position and order size. As a result, the Trust’s FCMs may be required to reduce their internal limits on the size of the positions they will execute or clear for a Fund, and the Fund’s ability to transact in futures contracts could be reduced. Under these circumstances, the Trust may seek to use additional FCMs, which may increase the costs for a Fund, make the Fund’s trading less efficient or more prone to error, or adversely affect the value of the Shares.

The Funds and the Sponsor are subject to extensive legal and regulatory requirements.

The Funds are subject to a comprehensive scheme of regulation under the federal commodity futures trading and securities laws, as well as futures exchange rules and the rules and listing standards for their Shares. Each Fund and the Sponsor could each be subject to sanctions for a failure to comply with those requirements, which could adversely affect the Fund’s financial performance and its ability to pursue its investment objectives. Each Fund is subject to significant disclosure, internal control, governance, and financial reporting requirements because its Shares are publicly traded.

For example, the Funds are responsible for establishing and maintaining internal controls over financial reporting. Under this requirement, the Funds must adopt, implement and maintain an internal control system designed to provide reasonable assurance to its management regarding the preparation and fair presentation of published financial statements. The Funds are also required to adopt, implement, and maintain disclosure controls and procedures that are designed to ensure information required to be disclosed by the Funds in reports that they file or submit to the SEC is recorded, processed, summarized and reported within the time periods specified by the SEC. There is a risk that the Funds’ internal controls over financial reporting and disclosure controls and procedures could fail to operate as designed or otherwise fail to satisfy SEC requirements. Such a failure could result in the reporting or disclosure of incorrect information or a failure to report information on a timely basis. Such a failure could be to the disadvantage of shareholders and could expose the Funds to penalties or otherwise adversely affect each of the Fund’s status under the federal securities laws and SEC regulations. Any internal control system, no matter how well designed, has inherent limitations. Therefore, even those systems determined to be effective may provide only reasonable assurance with respect to financial statement preparation and presentation and other disclosure matters.

In addition, the SEC, CFTC, and exchanges are empowered to intervene in their respective markets in response to extreme market conditions. Those interventions could adversely affect the Funds’ ability to pursue their investment objectives and could lead to losses for the Funds and their shareholders.

Forward-Looking Statements

This prospectus includes “forward-looking statements” which generally relate to future events or future performance. In some cases, you can identify forward-looking statements by terminology such as “may,” “will,” “should,” “expect,” “plan,” “anticipate,” “believe,” “estimate,” “predict,” “potential” or the negative of these terms or other comparable terminology. All statements (other than statements of historical fact) included in this prospectus that address activities, events or developments that will or may occur in the future, including such matters as movements in the futures markets and indexes that track such movements, a Fund’s operations, the Sponsor’s plans and references to a Fund’s future success and other similar matters, are forward-looking statements. These statements are only predictions. Actual events or results may differ materially. These statements are based upon certain assumptions and analyses the Sponsor has made based on its perception of historical trends, current conditions and expected future developments, as well as other factors deemed appropriate in the circumstances. Whether or not actual results and developments will conform to the Sponsor’s expectations and predictions, however, is subject to a number of risks and uncertainties, including the special considerations discussed in this prospectus, general economic, market and business conditions, changes in laws or regulations, including those concerning taxes, made by governmental authorities or regulatory bodies, and other world economic and political developments. Consequently, all the forward- looking statements made in this prospectus are qualified by these cautionary statements, and there can be no assurance that actual results or developments the Sponsor anticipates will be realized or, even if substantially realized, that they will result in the expected consequences to, or have the expected effects on, a Fund’s operations or the value of its shares.

Breakeven Analysis

[To be updated by amendment.]

The breakeven analyses below indicate the approximate dollar returns and percentage required for the redemption value of a hypothetical initial investment in a single share of the Funds to equal the amount invested twelve months after the investment was made. For purposes of these breakeven analyses, an initial selling price of $25.00 per share which will be the selling price of the shares sold in the initial Creation Unit was assumed. This breakeven analysis refers to the redemption of Units by Authorized Participants and is not related to any gains an individual investor would have to achieve in order to break even. The breakeven analyses are approximations only.

	ConvexityShares Daily 2x SPIKES Futures ETF			ConvexityShares 1x SPIKES Futures ETF
Assumed initial selling price per share	$	[ ]		$	[ ]

Management, License and Service Fees(1)	$	[ ]		$	[ ]

Creation Unit fee(2)	$	[ ]		$	[ ]

Estimated Brokerage Fee ([ ]%)(3)	$	[ ]		$	[ ]

Other Fund Fees and Expenses(4)	$	[ ]		$	[ ]

Interest Income ([ ]%)(5)	$	[ ]		$	[ ]

Amount of trading income required for the Fund’s NAV to break even	$	[ ]		$	[ ]

Percentage of initial selling price per share(6)		[ ]	%		[ ]	%

(1)	[To Be Provided.]

(2)	Authorized Participants are required to pay a Creation Unit fee of $[ ] for each order they place to create one or more Units. An order must be at least one Unit, which is 25,000 shares. This breakeven analysis assumes a hypothetical investment in a single share so the Creation Unit fee is $0.01 ([ ]/25,000).

(3)	[To Be Provided.]

(4)	[To Be Provided.]

(5)	Each Fund earns interest on its investments and funds it deposits with the futures commission merchant and the custodian, U.S. Treasuries, and money market funds at an estimated interest rate of [ ]%. This is a blended rate based on the rate of interest earned on all of the foregoing as of [ ], 2020. The actual rates may vary.

(6)	[To Be Provided.]

Additional Information About the FundS, the Index, the FundS’ Investment ObjectiveS and Investments

The Funds are commodity pools that issue common shares of beneficial interest that may be purchased and sold on NYSE Arca. The Funds are series of the Trust, a Delaware statutory trust formed on [   ], 2020 pursuant to the Delaware Statutory Trust Act. The Funds are currently the only two series of the Trust. Each Fund operates as a separate commodity pool. Additional series of the Trust may be created in the future. The Trust and the Funds operate pursuant to the Trust Agreement. The Funds are managed and controlled by the Sponsor. The Sponsor is registered with the CFTC as a CPO and is a member of the NFA.

Description of the Funds’ Index

T3 SPIKE Front 2 Futures Index

The Funds seek to offer exposure to forward equity market volatility by obtaining exposure to the Index. The Index is an investable index that measures the daily performance of a theoretical portfolio of first- and second-month futures contracts on the SPIKES Index. The Index is intended to reflect the returns that are potentially available through an unleveraged investment in the SPIKES futures contracts comprising the Index.

The Index employs rules for selecting the SPIKES futures contracts comprising the Index and a formula to calculate a level for the Index from the prices of these SPIKES futures contracts (these rules and the formula may be changed from time to time, and without notice, by T3 Index). Currently, the SPIKES futures contracts comprising the Index represent the prices of two near-term SPIKES futures contracts, replicating a position that rolls the nearest month SPIKES futures contracts to the next month SPIKES futures contracts at five-minute intervals throughout each business day in equal fractional amounts. This results in a constant weighted average maturity of one month.

The level of the Index will be published by Bloomberg Finance L.P. and Reuters in real time and at the close of trading on each Index business day under the Bloomberg ticker symbol: [   ].

The performance of the Index is influenced by the performance of SPY (and options thereon) and the performance of the SPIKES Index. A description of SPIKES futures contracts, the SPIKES Index and SPY follows.

SPIKES Futures Contracts

The Index is comprised of SPIKES futures contracts. SPIKES futures contracts were launched for trading by The Minneapolis Grain Exchange, Inc. (“MGEX”), via the CME GLOBEX® platform, on [   ], 2020. SPIKES futures contracts allow investors to invest based on their view of the forward implied market volatility of SPY. Investors that believe the forward implied market volatility of SPY will increase may buy SPIKES futures contracts. Conversely, investors that believe that the forward implied market volatility of SPY will decline may sell SPIKES futures contracts.

While the SPIKES Index represents a measure of the expected 30-day volatility of SPY, the prices of SPIKES futures contracts are based on the current expectation of the expected 30-day volatility of SPY on the expiration date of the futures contract. Since the SPIKES Index and SPIKES futures contracts are two distinctly different measures, the SPIKES Index and SPIKES futures contracts generally behave quite differently.

An important consequence of the spot/forward relationship between the SPIKES Index and SPIKES futures contracts (and therefore between the SPIKES Index and the Funds) that investors should understand is that the price of a SPIKES futures contract can be lower, equal to or higher than the SPIKES Index, depending on whether the market expects volatility to be lower, equal to or higher in the 30-day forward period covered by the SPIKES futures contract than in the 30-day spot period covered by the SPIKES Index. Therefore, the performance of SPIKES futures contracts should be expected to be very different than the performance of the SPIKES Index as there is no direct relationship between the two measures. As a result, since the performance of the Funds is linked to the performance of the SPIKES futures contracts included in the Index, the Funds should be expected to perform very differently from the SPIKES Index.

Generally, the regular trading session for SPIKES futures contracts is from 9:30 a.m. Eastern Time (“E.T.”) to 4:15 p.m. E.T. Extended trading sessions also continue from 5:00 p.m. E.T. to 9:30 a.m. E.T. the next day and from 4:30 p.m. E.T. to 5:00 p.m. E.T.

SPIKES Volatility Index (the “SPIKES Index”)

The SPIKES Index is an index designed to measure the implied volatility of SPY over 30 days in the future. The SPIKES Index is calculated based on the prices of certain put and call options on SPY. The SPIKES Index is reflective of the premium paid by investors for certain options linked to the level of the S&P 500.

●	During periods of rising investor uncertainty, including periods of market instability, the implied level of volatility of SPY typically increases and, consequently, the prices of options linked to SPY typically increase (assuming all other relevant factors remain constant or have negligible changes). This, in turn, causes the level of the SPIKES Index to increase.

●	During periods of declining investor uncertainty, the implied level of volatility of SPY typically decreases and, consequently, the prices of options linked to SPY typically decrease (assuming all other relevant factors remain constant or have negligible changes). This, in turn, causes the level of the SPIKES Index to decrease.

Volatility, and the level of the SPIKES Index, can increase (or decrease) without warning. The SPIKES Index was developed by T3 Index and is calculated, maintained and published by T3 Index. T3 Index may change the methodology used to determine the SPIKES Index and has no obligation to continue to publish, and may discontinue the publication of, the SPIKES Index. The SPIKES Index is reported by Bloomberg Finance L.P. under the ticker symbol “SPIKE.”

SPDR S&P 500 ETF Trust (“SPY”)

SPDR S&P 500 ETF Trust is a unit investment trust that holds a portfolio of common stocks that closely tracks the price performance and dividend yield of the S&P 500 Composite Price Index (“S&P 500”). Shares of the SPDR S&P 500 ETF Trust trade on the NYSE under the symbol “SPY.”

The S&P 500 is an index that measures large-cap U.S. stock market performance. It is a float-adjusted market capitalization weighted index of 500 U.S. operating companies and real estate investment trusts selected by the S&P U.S. Index Committee through a non-mechanical process that factors in criteria such as domicile, investible weight factor, liquidity, market capitalization and financial viability. Changes to index composition are made on an as-needed basis. There is no scheduled reconstitution. Rather, changes in response to corporate actions and market developments can be made at any time. S&P publishes the S&P 500. The daily calculation of the current value of the S&P 500 is based on the relative value of the aggregate market value of the common stocks of 500 companies as of a particular time compared to the aggregate average initial market value of the common stocks of 500 similar companies at the time of the inception of the S&P 500. The 500 companies are not the 500 largest publicly traded companies and not all 500 companies are listed on the Exchange. Constituent selection is at the discretion of the Index Committee and is based on the eligibility criteria. The indices have a fixed constituent company count of 500, 400, and 600, respectively. Sector balance, as measured by a comparison of each GICS sector’s weight in an index with its weight in the S&P Total Market Index, in the relevant market capitalization range, is also considered in the selection of companies for the indices. S&P may from time to time, in its sole discretion, add companies to, or delete companies from, the S&P 500 to achieve the objectives stated above. Relevant criteria employed by S&P include the viability of the particular company, the extent to which that company represents the industry group to which it is assigned, the extent to which the company’s common stock is widely held and the market value and trading activity of the common stock of that company.

The Funds’ Investment Objectives and Strategies

Investment Objective of the “Matching Fund”

The Matching Fund seeks investment results, before fees and expenses, that over time, match (1x) the performance of the Index. If the Matching Fund is successful in meeting its objective, its value, before fees and expenses, should gain approximately as much on a percentage basis as the level of the Index when the Index rises. Conversely, its value, before fees and expenses, should lose approximately as much on a percentage basis as the level of the Index when the Index declines. The Matching Fund acquires exposure through SPIKES futures contracts.

Investment Objective of the “Leveraged Fund”

The Leveraged Fund seeks daily investment results, before fees and expenses, that correspond to two times (2x) the performance of the Index for a single day. The Leveraged Fund does not seek to achieve its stated objective over a period greater than a single day. A “single day” is measured from the time the Leveraged Fund calculates its NAV to the time of the Leveraged Fund’s next NAV calculation.

If the Leveraged Fund is successful in meeting its objective, its value on a given day, before fees and expenses, should gain approximately two times as much on a percentage basis as the level of the Index when the Index rises. Conversely, its value on a given day, before fees and expenses, should lose approximately two times as much on a percentage basis as the level of the Index when the Index declines. The Leveraged Fund acquires long exposure through any one of or combinations of Financial Instruments, such that the Leveraged Fund typically has exposure intended to approximate two times (2x) the Index at the time of its NAV calculation.

There can be no assurance that a Fund will achieve its investment objective or avoid substantial losses. The Leveraged Fund does not seek to achieve its stated investment objective over a period of time greater than a single day because mathematical compounding prevents the Leveraged Fund from achieving such results. Results for the Leveraged Fund over periods of time greater than a single day should not be expected to be a simple two times (2x) of the period return of the Index. Fund returns will likely differ in amount and possibly even direction from the Leveraged Fund’s stated multiple times the return of the Index over time. These differences can be significant. The Leveraged Fund will lose money if the Index’s performance is flat over time, and the Leveraged Fund can lose money regardless of the performance of the Index, as a result of rebalancing, the Index’s volatility, compounding and other factors. Daily compounding of the Leveraged Fund’s investment returns can dramatically and adversely affect its longer-term performance, especially during periods of high volatility. Volatility has a negative impact on Fund performance and may be at least as important to a Fund’s return for a period as the return of the Index.

The Funds are benchmarked to the Index, which is comprised of SPIKES futures contracts and seeks to offer exposure to market volatility through publicly traded futures markets. The Funds are not benchmarked to the SPIKES Index, which is calculated based on the prices of put and call options on SPY. The SPIKES Index is a theoretical calculation and cannot be traded on a spot basis. As such, the Funds can be expected to perform very differently from the SPIKES Index (in the case of the Matching Fund) two times (2x) of the SPIKES Index (in the case of the Leveraged Fund).

Principal Investment Strategies

In seeking to achieve the Funds’ investment objectives, the Sponsor uses a mathematical approach to investing. Using this approach, the Sponsor determines the type, quantity and mix of investment positions that the Sponsor believes, in combination, should produce daily returns consistent with the Funds’ objectives.

Each Fund intends to meet its investment objective by taking positions in SPIKES futures contracts. Each Fund takes long positions in SPIKES futures contracts in seeking to meet its investment objective.

In the event accountability rules, price limits, position limits, margin limits or other exposure limits are reached with respect to SPIKES futures contracts, the Sponsor may cause a Fund to obtain exposure to the Index through swaps referencing the Index or particular SPIKES futures contracts comprising the Index (SPIKES futures contracts and SPIKES swap agreements are referred to, collectively, as “SPIKES Financial Instruments”).. Each Fund may also invest in swaps if the market for a specific futures contract experiences emergencies (e.g., natural disaster, terrorist attack or an act of God) or disruptions (e.g., a trading halt or a flash crash) or in situations where the Sponsor deems it impractical or inadvisable to buy or sell futures contracts (such as during periods of market volatility or illiquidity).

If markets for specific SPIKES Financial Instruments experiences emergencies (e.g., natural disaster, terrorist attack or an act of God) or disruptions (e.g., a trading halt or a flash crash) or in situations where the Sponsor deems it impractical or inadvisable to buy or sell SPIKES Financial Instruments (such as during periods of market volatility or illiquidity), the Funds may seek to achieve their investment objectives by investing primarily in “related positions,” as defined by the rules of MGEX. As of the date of this prospectus, the only related positions to the SPIKES futures contracts are futures and swaps on VIX (collectively, the “VIX Financial Instruments”). The Sponsor expects each Fund’s positions in VIX Financial Instruments to consist primarily of VIX futures contracts, and that a Fund would hold VIX swap agreements in the event accountability rules, price limits, position limits, margin limits or other exposure limits are reached with respect to VIX futures contracts, or if the market for a specific futures contract experiences emergencies or disruptions or in situations where the Sponsor deems it impractical or inadvisable to buy or sell futures contracts.

Each Fund will also hold cash or cash equivalents such as U.S. Treasury securities or other high credit quality, short-term fixed-income or similar securities (such as shares of money market funds) as collateral for Financial Instruments and pending investment in Financial Instruments.

The Funds are not actively managed by traditional methods (e.g., by effecting changes in the composition of a portfolio on the basis of judgments relating to economic, financial and market conditions with a view toward obtaining positive results under all market conditions). Each Fund seeks to remain fully invested at all times in Financial Instruments and money market instruments that, in combination, provide exposure to the Index consistent with its investment objective without regard to market conditions, trends or direction.

Each Fund seeks to position its portfolio so that its exposure to the Index is consistent with its investment objective. The time and manner in which a Fund rebalances its portfolio may vary from day to day depending upon market conditions and other circumstances at the discretion of the Sponsor. The impact of the Index’s movements each day will affect whether the Leveraged Fund’s portfolio needs to be rebalanced and the amount of such rebalance. For example, the Leveraged Fund’s long exposure will need to be increased on days when the Index rises and decreased on days when the Index falls.

The compounding of each day’s return over time means that the return of the Leveraged Fund for a period longer than a single day will be the result of each day’s returns compounded over the period, which will very likely differ in amount and possibly even direction from two times (2x) the return of the Index for the same period. These differences can be significant. The Leveraged Fund will lose money if the Index’s performance is flat over time, and the Leveraged Fund can lose money regardless of the performance of the Index, as a result of daily rebalancing, the Index’s volatility and compounding.

The amount of exposure each Fund has to a specific combination of Financial Instruments differs with each particular Fund and may be changed without shareholder approval at any given time. Currently, the Funds anticipate that, under normal market conditions and absent any unforeseen circumstances, they will be exposed to the specific Financial Instruments below as follows:

	Swaps		Futures
ConvexityShares Daily 2x SPIKES Futures ETF	[ ]	%	[ ]	%
ConvexityShares 1x SPIKES Futures ETF	0%		100%

The amount of a Fund’s exposure should be expected to change from time to time at the discretion of the Sponsor based on market conditions and other factors. In addition, the Sponsor has the power to change the Funds’ investment objectives, benchmark or investment strategy at any time, without shareholder approval, subject to applicable regulatory requirements.

Futures Contracts and Options

A futures contract is a standardized contract traded on, or subject to the rules of, an exchange that calls for the future delivery of a specified quantity and type of a particular underlying asset at a specified time and place or alternatively may call for cash settlement. Futures contracts are traded on a wide variety of underlying assets, including bonds, interest rates, agricultural products, stock indexes, currencies, energy, metals, economic indicators and statistical measures. The notional size and calendar term futures contracts on a particular underlying asset are identical and are not subject to any negotiation, other than with respect to price and the number of contracts traded between the buyer and seller. Each Fund generally deposits cash and/or securities with an FCM for its open positions in futures contracts, which may, in turn, transfer such deposits to the clearinghouse to protect the clearinghouse against non-payment by the Fund. The clearinghouse becomes substituted for each counterparty to a futures contract, and, in effect, guarantees performance. In addition, the FCM may require the Funds to deposit collateral in excess of the clearinghouse’s margin requirements for the FCM’s own protection.

Certain futures contracts, including stock index contracts, SPIKES futures contracts, VIX futures contracts and certain commodity futures contracts settle in cash. The cash settlement amount reflects the difference between the contract purchase/sale price and the contract settlement price. The cash settlement mechanism avoids the potential for either counterparty to be required to deliver the underlying asset. For other futures contracts, the contractual obligations of a buyer or seller may generally be satisfied by taking or making physical delivery of the underlying asset or by making an offsetting sale or purchase of an identical futures contract on the same or linked exchange before the designated date of delivery. The difference between the price at which the futures contract is purchased or sold and the price paid for the offsetting sale or purchase, after allowance for brokerage commissions, constitutes the profit or loss to the trader.

Futures contracts involve, to varying degrees, elements of market risk and exposure to loss in excess of the amounts of variation margin, which are the amounts of cash that the Funds agree to pay to or receive from FCMs equal to the daily fluctuation in the value of a futures contract. Additional risks associated with the use of futures contracts are imperfect correlation between movements in the price of the futures contracts and the level of the underlying benchmark and the possibility of an illiquid market for a futures contract. With futures contracts, there is minimal but some counterparty risk to the Funds since futures contracts are exchange traded and the exchange’s clearinghouse, as counterparty to all exchange-traded futures contracts, effectively guarantees futures contracts against default. Many futures exchanges limit the amount of fluctuation permitted in futures contract prices during a single trading day. Once the daily limit has been reached in a particular contract, no trades may be made that day at a price beyond that limit or trading may be suspended for specified times during the trading day. Futures contracts prices could move to the limit for several consecutive trading days with little or no trading, thereby preventing prompt liquidation of futures positions and potentially subjecting a Fund to substantial losses. If trading is not possible or if a Fund determines not to close a futures position in anticipation of adverse price movements, the Fund may be required to make daily cash payments of variation margin.

An option is a contract that gives the buyer the right, but not the obligation, to buy or sell a specified quantity of a commodity or other instrument at a specific (or strike) price within a specified period of time, regardless of the market price of that instrument.

There are two types of options: calls and puts. A call option conveys to the option buyer the right to purchase a particular instrument at a stated price at any time during the life of the option. A put option conveys to the option buyer the right to sell a particular instrument at a stated price at any time during the life of the option.

Swap Agreements

Swaps are contracts that have traditionally been entered into primarily by institutional investors in OTC markets for a specified period ranging from a day to many years. Certain types of swaps may be cleared, and certain types are, in fact, required to be cleared. The types of swaps that may be cleared are generally limited to only swaps where the most liquidity exists and a clearinghouse is willing to clear the trade on standardized terms. Swaps with customized terms or those for which significant market liquidity does not exist are generally not able to be cleared. The swap agreements in which a Fund may invest may be cleared or non-cleared.

In a standard swap transaction, the parties agree to exchange the returns on, among other things, a particular predetermined security, commodity, interest rate, or index for a fixed or floating rate of return (the “interest rate leg,” which will also include the cost of borrowing for short swaps) in respect of a predetermined notional amount. The notional amount of the swap reflects the basis upon which the returns are exchanged, i.e., the returns are calculated by multiplying the reference rates or prices, as applicable, by the specified notional amount.

In the case of indexes on which futures contracts are based, such as those used by the Funds, the reference interest rate typically is zero, although a financing spread or fee is generally still applied. Transaction or commission costs are reflected in the benchmark level at which the transaction is entered into. The gross returns to be exchanged are calculated with respect to the notional amount and the benchmark returns to which the swap is linked. Swaps are usually closed out on a net basis, i.e., the two payment streams are netted out in a cash settlement on the payment date specified in the agreement, with the parties receiving or paying, as the case may be, only the net amount of the two payments. Thus, while the notional amount reflects the amount on which a Fund’s total investment exposure under the swap is based (i.e., the entire face amount or principal of a swap), the net amount is a Fund’s current obligations (or rights) under the swap. That is the amount to be paid or received under the agreement based on the relative values of the positions held by each party to the agreement on any given termination date.

Swaps may also expose the Funds to liquidity risk. Although a Fund has the ability to terminate a swap at any time, doing so may subject the Fund to certain early termination charges. In addition, there may not be a liquid market within which to dispose of an outstanding swap even if a permitted disposal might avoid an early termination charge. Uncleared swaps generally are not assignable except by agreement between the parties to the swap, and generally no party or purchaser has any obligation to permit such assignments.

Swaps involve, to varying degrees, elements of market risk and exposure to loss in excess of the amount which would be reflected on a Fund’s Statement of Financial Condition. In addition to market risk and other risks, the use of swaps also comes with counterparty credit risk – i.e., the inability of a counterparty to a swap to perform its obligations. Each Fund that invests in swaps bears the risk of loss of the net amount, if any, expected to be received under a swap agreement in the event of the default or bankruptcy of a swap counterparty. Each such Fund enters or intends to enter into swaps only with major, global financial institutions. However, there are no limitations on the percentage of its assets a Fund may invest in swaps with a particular counterparty.

Each Fund that invests in swaps may use various techniques to minimize counterparty credit risk. Each Fund that invests in swaps generally enters into arrangements with its counterparties whereby both sides exchange collateral on a mark-to-market basis. In addition, such Fund may post “initial margin” or “independent amount” to counterparties in swaps. Such collateral serves as protection for the counterparty in the event of a failure by a Fund and is in addition to any mark-to-market collateral that (i.e., the Fund may post initial margin to the counterparty even where the counterparty would owe money to the Fund if the swap were to be terminated). The amount of initial margin posted by a Fund may vary depending on the risk profile of the swap. The collateral, whether for mark-to-market or for initial margin, generally consists of cash and/or securities.

The Funds will collateralize their obligations under the swap agreements with cash and/or securities consistent with the 1940 Act and interpretations thereunder. Accordingly, each Fund must identify on its books (often referred to as “asset segregation”) liquid assets, or engage in other SEC- or SEC staff-approved or other appropriate measures, to “cover” open positions with respect to certain kinds of derivative instruments. A Fund may cover open positions by identifying on its books liquid assets equal to the full notional amount of the instrument while the positions are open. Because the swaps held by the Funds are required to cash settle, a Fund may identify liquid assets in an amount equal to the Fund’s daily marked-to-market net obligations (i.e., the Fund’s daily net liability) under the instrument, if any, rather than its full notional amount.

Collateral posted by a Fund to a counterparty in connection with uncleared derivatives transactions is generally held for the benefit of the counterparty in a segregated tri-party account at the Custodian to protect the counterparty against non-payment by the Fund. In the event of a default by a Fund where the counterparty is owed money in the uncleared swap transaction, such counterparty will seek withdrawal of this collateral from the segregated account.

Collateral posted by the counterparty to a Fund is typically held for the benefit of the Fund in a segregated tri-party account at a third-party custodian. In the event of a default by the counterparty where a Fund is owed money in the uncleared swap transaction, such Fund will seek withdrawal of this collateral from the segregated account. A Fund may incur certain costs exercising its right with respect to the collateral.

Notwithstanding the use of collateral arrangements, to the extent any collateral provided to a Fund is insufficient or there are delays in accessing the collateral, such Fund will be exposed to counterparty risk as described above, including possible delays in recovering amounts as a result of bankruptcy proceedings.

NEITHER POOL HAS COMMENCED TRADING YET AND NEITHER HAS ANY PERFORMANCE HISTORY

Management’s Discussion

Each Fund is newly formed and has not commenced operations. Prior to the inception of operations the Funds do not have any financial information with which to assess the Funds’ financial condition.

Margin Requirements and Marking-to-Market Futures Positions

“Initial margin” is an amount of funds that must be deposited by a commodity trader with the trader’s broker to initiate an open position in futures contracts. A margin deposit is like a cash performance bond. It helps assure the trader’s performance of the futures contracts that he or she purchases or sells. Futures contracts are customarily bought and sold on initial margin that represents a small percentage of the aggregate purchase or sales price of the contract. The amount of margin required in connection with a particular futures contract is set by the exchange on which the contract is traded. An FCM generally will have the discretion to set margin requirements and/or position limits that would be in addition to any margin requirements and/or position limits required by applicable law or set by the clearinghouse that clears, or the exchange that offers for trading, the futures contracts in which a Fund transacts. As a result, a Fund’s ability to engage in futures contracts or maintain open positions in such contracts will be dependent on the willingness of its FCMs to continue to accept or maintain such contracts on terms that are economically appropriate for the Fund’s investment strategy. Brokerage firms, such as the Funds’ clearing broker, carrying accounts for traders in commodity interest contracts may require higher amounts of margin as a matter of policy to further protect themselves.

When a Fund has an open futures contract position, it is subject to daily variation margin calls by an FCM that could be substantial in the event of adverse price movements. If a Fund has insufficient cash to meet daily variation margin requirements, it may need to sell Financial Instruments at a time when such sales are disadvantageous. Futures markets are highly volatile and the use of or exposure to futures contracts may increase volatility of a Fund’s NAV.

Margin posted by a Fund to an FCM typically will be held by relevant exchange’s clearinghouse (in the case of clearinghouse-required margin) or the FCM (in the case of “house” margin requirements of the FCM). In the event that a Fund fails to comply with its obligations under a Futures Account Agreement (including, for example, failing to deliver the margin required by an FCM on a timely basis), the Futures Account Agreement typically will provide the FCM with broad discretion to take remedial action against the Fund. Among other things, the FCM typically will have the right, upon the occurrence of such a failure by a Fund, to terminate any or all futures contracts in the Fund’s account with that FCM, to sell the collateral posted as margin by the Fund, to close out any open positions of the Fund in whole or in part, and to cancel any or all pending transactions with the Fund. Futures Account Agreements typically provide that a Fund will remain liable for paying to the relevant FCM, on demand, the amount of any deficiency in such Fund’s account with that FCM.

The Futures Account Agreement between a Fund and an FCM generally requires the Fund to indemnify and hold harmless the FCM, its directors, officers, employees, agents and affiliates (collectively, “indemnified persons”) from and against all claims, damages, losses and costs (including reasonable attorneys’ fees) incurred by the indemnified persons, in connection with: (1) any failure by the Fund to perform its obligations under the Futures Account Agreement and the FCM’s exercise of its rights and remedies thereunder; (2) any failure by a Fund to comply with applicable law; (3) any action reasonably taken by the indemnified persons pursuant to the Futures Account Agreement to comply with applicable law; and (4) any actions taken by the FCM in reliance on instructions, notices and other communications that the FCM and its relevant personnel, as applicable, reasonably believes to originate from a person authorized to act on behalf of the Fund.

To the extent that the Funds trade in futures contracts on U.S. exchanges, the assets deposited by the Funds with the FCMs as margin must be segregated pursuant to the regulations of the CFTC. Such segregated funds may be invested only in a limited range of instruments—principally U.S. government obligations.

Futures contracts are marked to market at the end of each trading day and the margin required with respect to such contracts is adjusted accordingly. This process of marking-to-market is designed to prevent losses from accumulating in any futures account. Therefore, if a Fund’s futures positions have declined in value, the Fund may be required to post “variation margin” to cover this decline. Alternatively, if a Fund’s futures positions have increased in value, this increase will be credited to the Fund’s account.

The Fund’s Operations

The Sponsor and its Management and Trading Principals

The Sponsor is a two-member limited liability company that was formed in the state of Delaware on [   ], 2020. The Sponsor maintains its main business office at 7 Roszel Road, Suite 1A, Princeton, NJ 08540. The Sponsor is registered as a commodity pool operator with the Commodity Futures Trading Commission (“CFTC”). The Sponsor is a member of the National Futures Association (“NFA”). The Sponsor registered as a CPO with the CFTC and became a member of the NFA on [   ], 2020. The Sponsor’s registration as a commodity trading advisor was approved on [   ], 2020. The Matching Fund and Leveraged Fund are obligated to pay the Sponsor Fee, calculated daily and paid monthly, equal to [   ]% and [   ]%, respectively.

Ownership or “membership” interests in the Sponsor are owned by persons referred to as “members.” T3i US Holdings Inc. (“T3 Holdings”) and Miami International Holdings, Inc. (“MIH”) each owns 50% of the membership interests of the Sponsor. MIH is the parent holding company of Miami International Securities Exchange, LLC (MIAX®), MIAX PEARL, LLC (MIAX PEARL®) and MIAX Emerald, LLC (MIAX Emerald™), three fully electronic options trading exchanges, MIAX PEARL Equities, a fully electronic equities exchange, and MGEX. MIH also owns a controlling interest in the Bermuda Stock Exchange. T3 Holdings and T3 Index are each wholly-owned subsidiaries of Triple3 Partners Pty Ltd.

In general, under the Sponsor’s Limited Liability Company Agreement, the Sponsor (and as a result the Trust and the Funds) is managed by the members. In particular, [the members have appointed officers to manage the Sponsor. The Chief Executive Officer of the Sponsor is responsible for the overall strategic direction of the Sponsor and has general control of its business. The Chief Operating Officer has primary responsibility for trade operations, trade execution, and portfolio activities with respect to the Funds. The Chief Financial Officer, Chief Accounting Officer and Chief Compliance Officer acts as the Sponsor’s principal financial and accounting officer.] Furthermore, certain fundamental actions regarding the Sponsor, such as entering into a management agreement or other services agreement with respect to the Funds, the addition or substitution of members or managers, hiring any employees, raising additional capital or dissolving or winding up the Sponsor, may not be taken without the consent of both members. The Sponsor has no board of directors, and the Trust has no board of directors or officers. Neither the Trust nor the Funds have executive officers. Pursuant to the terms of the Trust Agreement, the Funds’ affairs are managed by the Sponsor.

The following are individual Principals, as that term is defined in CFTC Rule 3.1, for the Sponsor: Simon Ho, Joseph W. Ferraro III, T3 Holdings and MIH. T3 Holdings and MIH are Principals because of their membership interests in the Sponsor. Messrs. Ho and Ferraro are principals due to their positions.

Simon Ho. Co-Founder of the Sponsor since [   ], a registered swap associated person of the Sponsor since [   ], a registered associated person of the Sponsor since [   ], and a listed principal of the Sponsor since [   ]. Since January 2014, Mr. Ho has been the Chief Executive Officer and sole owner of T3 Index and since 2020 he has been the Founder and [Chief Executive Officer] of T3 Holdings. Since 2009 he has been the Founder and Executive Director of Triple3 Partners Pty Ltd. (financial services firm).

Joseph W. Ferraro III. Co-Founder of the Sponsor since [   ] and a listed principal of the Sponsor since [   ]. Since September 2016, Mr. Ferraro has been the Senior Vice President and Deputy General Counsel of MIH. From August 2012 to August 2016, Mr. Ferraro was General Counsel and Secretary, and a member of the Board of Directors, of Longitude, LLC (computer technology company).

NEITHER THIS POOL OPERATOR NOR ANY OF ITS TRADING PRINCIPALS HAS PREVIOUSLY OPERATED ANY OTHER POOLS OR TRADED ANY OTHER ACCOUNTS.

T3 Index

T3 Index is the owner, creator and licensor of indices including the SPIKES Index. T3 Index was formed in 2009. It maintains its main business office at Suite 504, 165 Philip St., Sydney, NSW 2000. The firm maintains a website at https://t3index.com/. The firm specializes in volatility and option benchmarking and is dedicated to developing investible, proprietary indices that track related strategies across a range of asset classes.

The Funds’ Service Providers

Administrator, Custodian, Fund Accountant, and Transfer Agent

U.S. Bank, a national banking association, with its principal office in Milwaukee, Wisconsin, provides custody and fund accounting to the Trust and Funds. Its affiliate, U.S. Bancorp Fund Services, is the transfer agent (“Transfer Agent”) for Fund shares and administrator for the Funds (“Administrator”). It performs certain administrative and accounting services for the Funds and prepares certain SEC, NFA and CFTC reports on behalf of the Funds. (U.S. Bank and U.S. Bancorp Fund Services are referred to collectively hereinafter as “U.S. Bank”).

For the first year of services, the Funds have agreed to pay U.S. Bank [   ]% of assets under management (“AUM”), with a $[   ] minimum annual fee payable [for each Fund] for its administrative, accounting and transfer agent services and [   ]% of AUM, with a minimum of $[   ] [for each Fund] for custody services.

Delaware Trustee

[          ] (the “Trustee”) serves as the Trust’s corporate trustee as required under the Delaware Statutory Trust Act (“DSTA”). The Trustee receives for its services an annual fee of $[    ].

The Trustee is the sole trustee of the Trust. The rights and duties of the Trustee and the Sponsor with respect to the offering of the shares and Fund management and the shareholders are governed by the provisions of the DSTA and by the Trust Agreement. The Trustee will accept service of legal process on the Trust in the State of Delaware and will make certain filings under the DSTA. The Trustee does not owe any other duties to the Trust, the Sponsor or the shareholders of the Funds. The Trustee’s principal offices are located at [          ]. The Trustee is unaffiliated with the Sponsor.

The Trustee is permitted to resign upon at least sixty (60) days’ notice to the Trust, provided, that any such resignation will not be effective until a successor Trustee is appointed by the Sponsor. The Sponsor has the discretion to replace the Trustee.

Only the assets of the Trust and the Sponsor are subject to issuer liability under the federal securities laws for the information contained in this prospectus and under federal securities laws with respect to the issuance and sale of the shares. Under such laws, neither the Trustee, either in its capacity as Trustee or in its individual capacity, nor any director, officer or controlling person of the Trustee is, or has any liability as, the issuer or a director, officer or controlling person of the issuer of the shares. The Trustee’s liability in connection with the issuance and sale of the shares is limited solely to the express obligations of the Trustee set forth in the Trust Agreement.

Under the Trust Agreement, the Sponsor has exclusive management and control of all aspects of the Trust’s business. The Trustee has no duty or liability to supervise the performance of the Sponsor, nor will the Trustee have any liability for the acts or omissions of the Sponsor. The shareholders have no voice in the day to day management of the business and operations of the Funds and the Trust, other than certain limited voting rights as set forth in the Trust Agreement. In the course of its management of the business and affairs of the Funds and the Trust, the Sponsor may, in its sole and absolute discretion, appoint an affiliate or affiliates of the Sponsor as additional sponsors and retain such persons, including affiliates of the Sponsor, as it deems necessary to effectuate and carry out the purposes, business and objectives of the Trust.

Because the Trustee has no authority over the Trust’s operations, the Trustee itself is not registered in any capacity with the CFTC.

Distributor

[   ] serves as the Distributor for the Funds and assists the Sponsor and the Administrator with functions and duties relating to distribution and marketing, which include the following: taking creation and redemption orders, and consulting with the marketing staff of the Sponsor and its affiliates with respect to compliance matters in connection with marketing efforts. The role of the Distributor is further discussed in the section titled “Plan of Distribution,” below. The Sponsor pays the Distributor an annual fee. The Distributor’s principal business address is [   ]. The Distributor is a broker-dealer registered with FINRA.

Futures Commission Merchant

[To be provided by amendment.]

Neither [   ] nor any affiliate, officer, director or employee thereof have passed on the merits of this prospectus or offering, or give any guarantee as to the performance or any other aspect of the Funds.

[   ] is not affiliated with either the Funds or the Sponsor. Therefore, the Sponsor and the Funds do not believe that the Funds have any conflicts of interest with [   ] or its trading principals arising from their acting as the Funds’ FCM.

Swap Counterparties

The Funds will only enter into swap agreements with counterparties that the Sponsor reasonably believes are capable of performing under the contract and will post as collateral as required by the counterparty. The Funds will seek, where possible, to use counterparties, as applicable, whose financial status is such that the risk of default is reduced; however, the risk of losses resulting from default is still possible. The Sponsor will evaluate the creditworthiness of counterparties on a regular basis. In addition to information provided by credit agencies, the Sponsor will review approved counterparties using various factors, which may include the counterparty’s reputation, the Sponsor’s past experience with the counterparty and the price/market actions of debt of the counterparty.

[To be provided by amendment.]

Neither [   ] nor any affiliate, officer, director or employee thereof have passed on the merits of this prospectus or offering, or give any guarantee as to the performance or any other aspect of the Funds.

[   ] is not affiliated with either the Funds or the Sponsor. Therefore, the Sponsor and the Funds do not believe that the Funds have any conflicts of interest with [   ] or its trading principals arising from their acting as the Funds’ swap counterparty.

Legal Counsel

Sullivan & Worcester LLP serves as legal counsel to the Funds and the Trust.

Other Fees and Expenses

The Funds will be responsible for their Other Expenses, including professional services (e.g., outside auditor’s fees and legal fees and expenses), shareholder tax return preparation, regulatory compliance, and other services provided by affiliated and non-affiliated service providers. All asset-based fees and expenses are calculated on the prior day’s net assets.

The contractual and non-contractual fees and expenses paid by the Funds as described above (exclusive of the Sponsor’s management fee and estimated brokerage fees) are as follows. These are also the “Other Fund Fees and Expenses” included in the section entitled “Breakeven Analysis” in this prospectus on page 29. The per-share cost of these fixed or estimated fees has been calculated assuming that each Fund has $[50 million] in assets.

[To be updated by amendment.]	Matching Fund	Leveraged Fund
Professional Fees(1)	$0.[ ]	$0.[ ]
Distribution and Marketing Fees(2)	$0.[ ]	$0.[ ]
Custodian and Administrator Fees and Expenses(3)	$0.[ ]	$0.[ ]
General and Administrative Fees(4)	$0.[ ]	$0.[ ]
Total Other Fund Fees and Expenses	$0.[ ]	$0.[ ]

(1)	Professional fees include legal, auditing and tax-preparation related costs.

(2)	Marketing fees consist of primarily, but not entirely, of fees paid to the Distributor and other costs related to the trading activities of a Fund.

(3)	Custodian and Administrator fees consist of fees to U.S. Bank for the Funds’ administrative, accounting, transfer agent and custodian activities.

(4)	General and Administrative fees include, but are not limited to, insurance and printing costs, as well as various compliance and reporting costs.

Asset-based fees are calculated on a daily basis (accrued at 1/365 of the applicable percentage of NAV on that day) and paid on a monthly basis. NAV is calculated by taking the current market value of each Fund’s total assets and subtracting any liabilities.

Regulatory Environment

The regulation of futures markets, futures contracts, and futures exchanges has historically been comprehensive. As with any regulated activity, changes in regulations may have unexpected results. For example, changes in the amount or quality of the collateral that traders in derivatives contracts are required to provide to secure their open positions, or in the limits on number or size of positions that a trader may have open at a given time, may adversely affect the ability of the Funds to enter into certain transactions that could otherwise present lucrative opportunities.

In addition, the SEC, CFTC and the exchanges are authorized to take extraordinary actions in the event of a market emergency including, for example, the retroactive implementation of speculative position limits, increased margin requirements, the establishment of daily price limits and the suspension of trading. The regulation of swaps, forwards and futures transactions in the United States is a rapidly changing area of law and is subject to modification by government and judicial action. The effect of any future regulatory change on the Funds is impossible to predict, but could be substantial and adverse.

The regulation of commodity interest transactions in the United States is an evolving area of law and is subject to ongoing modification by governmental and judicial action. Considerable regulatory attention has been focused on non-traditional investment pools that are publicly distributed in the United States. There is a possibility of future regulatory changes within the United States altering, perhaps to a material extent, the nature of an investment in the Funds, or the ability of a Fund to continue to implement its investment strategy. The effect of any future regulatory change on the Fund is impossible to predict but could be substantial and adverse.

In November 2019, the SEC issued proposed regulations limiting the purchase and sale of leveraged and inverse funds like the Funds. These regulations may make it more burdensome to buy, or even prevent investors from buying, funds like the Funds. Should the proposed regulation become final, it is impossible to predict the effect on the Funds but such effect could be adverse.

The CFTC possesses exclusive jurisdiction to regulate the activities of commodity pool operators and commodity trading advisors with respect to “commodity interests,” such as futures, swaps and options, and has adopted regulations with respect to the activities of those persons and/or entities. Under the CEA, a registered CPO, such as the Sponsor, is required to make annual filings with the CFTC and NFA describing its organization, capital structure, management and controlling persons. In addition, the CEA authorizes the CFTC to require and review books and records of, and documents prepared by, registered CPOs. Pursuant to this authority, the CFTC requires CPOs to keep accurate, current and orderly records for each pool that they operate. The CFTC may suspend the registration of a commodity pool operator (1) if the CFTC finds that the operator’s trading practices tend to disrupt orderly market conditions, (2) if any controlling person of the operator is subject to an order of the CFTC denying such person trading privileges on any exchange, and (3) in certain other circumstances. Suspension, restriction or termination of the Sponsor’s registration as a commodity pool operator would prevent it, until that registration were to be reinstated, from managing a Fund, and might result in the termination of a Fund if a successor sponsor is not elected pursuant to the Trust Agreement.

The Funds’ investors are afforded prescribed rights for reparations under the CEA. Investors may also be able to maintain a private right of action for violations of the CEA. The CFTC has adopted rules implementing the reparation provisions of the CEA, which provide that any person may file a complaint for a reparations award with the CFTC for violation of the CEA against a floor broker or an FCM, introducing broker, commodity trading advisor, CPO, and their respective associated persons.

Pursuant to authority in the CEA, the NFA has been formed and registered with the CFTC as a registered futures association. At the present time, the NFA is the only self-regulatory organization for commodity interest professionals, other than futures exchanges. The CFTC has delegated to the NFA responsibility for the registration of CPOs and FCMs and their respective associated persons. The Sponsor and the Funds’ clearing broker are members of the NFA. As such, they will be subject to NFA standards relating to fair trade practices, financial condition and consumer protection. The NFA also arbitrates disputes between members and their customers and conducts registration and fitness screening of applicants for membership and audits of its existing members. Neither the Trust nor the Funds are required to become members of the NFA.

The regulations of the CFTC and the NFA prohibit any representation by a person registered with the CFTC or by any member of the NFA, that registration with the CFTC, or membership in the NFA, in any respect indicates that the CFTC or the NFA has approved or endorsed that person or that person’s trading program or objectives. The registrations and memberships of the parties described in this summary must not be considered as constituting any such approval or endorsement. Likewise, no futures exchange has given or will give any similar approval or endorsement.

Futures exchanges in the United States are subject to varying degrees of regulation under the CEA depending on whether such exchange is a designated contract market, exempt board of trade or electronic trading facility. Clearing organizations are also subject to the CEA and the rules and regulations adopted thereunder as administered by the CFTC. The CFTC’s function is to implement the CEA’s objectives of preventing price manipulation and excessive speculation and promoting orderly and efficient commodity interest markets. In addition, the various exchanges and clearing organizations themselves exercise regulatory and supervisory authority over their member firms.

The Dodd-Frank Wall Street Reform and Consumer Protection Act (the “Dodd-Frank Act”) was enacted in response to the economic crisis of 2008 and 2009 and it significantly altered the regulatory regime to which the securities and commodities markets are subject. To date, the CFTC has issued proposed or final versions of almost all of the rules it is required to promulgate under the Dodd-Frank Act. The provisions of the new law include the requirement that position limits be established on a wide range of commodity interests, including agricultural, energy, and metal-based commodity futures contracts, options on such futures contracts and cleared and uncleared swaps that are economically equivalent to such futures contracts and options; new registration and recordkeeping requirements for swap market participants; capital and margin requirements for “swap dealers” and “major swap participants,” as determined by the new law and applicable regulations; reporting of all swap transactions to swap data repositories; and the mandatory use of clearinghouse mechanisms for sufficiently standardized swap transactions that were historically entered into in the over-the-counter market, but are now designated as subject to the clearing requirement; and margin requirements for over-the-counter swaps that are not subject to the clearing requirements.

The Dodd-Frank Act was intended to reduce systemic risks that may have contributed to the 2008/2009 financial crisis. Since the first draft of what became the Dodd-Frank Act, supporters and opponents have debated the scope of the legislation. As the Administrations of the United States change, the interpretation and implementation will change along with them. Nevertheless, regulatory reform of any kind may have a significant impact on U.S. regulated entities.

Current rules and regulations under the Dodd-Frank Act require enhanced customer protections, risk management programs, internal monitoring and controls, capital and liquidity standards, customer disclosures and auditing and examination programs for FCMs. The rules are intended to afford greater assurances to market participants that customer segregated funds and secured amounts are protected, customers are provided with appropriate notice of the risks of futures trading and of the FCMs with which they may choose to do business, FCMs are monitoring and managing risks in a robust manner, the capital and liquidity of FCMs are strengthened to safeguard the continued operations and the auditing and examination programs of the CFTC and the self-regulatory organizations are monitoring the activities of FCMs in a thorough manner.

Regulatory bodies outside the U.S. have also passed or proposed, or may propose in the future, legislation similar to that proposed by the Dodd-Frank Act or other legislation containing other restrictions that could adversely impact the liquidity of and increase costs of participating in the commodities markets. For example, the European Union (“EU”) Markets in Financial Instruments Directive (Directive 2014/65/EU) and Markets in Financial Instruments Regulation (Regulation (EU) No 600/2014) (together “MiFID II”), which has applied since January 3, 2018, governs the provision of investment services and activities in relation to, as well as the organized trading of, financial instruments such as shares, bonds, units in collective investment schemes and derivatives. In particular, MiFID II requires EU Member States to apply position limits to the size of a net position which a person can hold at any time in commodity derivatives traded on EU trading venues and in “economically equivalent” over-the-counter (“OTC”) contracts. By way of further example, the European Market Infrastructure Regulation (Regulation (EU) No 648/2012, as amended) (“EMIR”) introduced certain requirements in respect of OTC derivatives including: (i) the mandatory clearing of OTC derivative contracts declared subject to the clearing obligation; (ii) risk mitigation techniques in respect of un-cleared OTC derivative contracts, including the mandatory margining of un-cleared OTC derivative contracts; and (iii) reporting and recordkeeping requirements in respect of all derivatives contracts. In the event that the requirements under EMIR and MiFID II apply, these are expected to increase the cost of transacting derivatives.

In addition, considerable regulatory attention has been focused on non-traditional publicly distributed investment pools such as the Funds. Furthermore, various national governments have expressed concern regarding the disruptive effects of speculative trading in certain commodity markets and the need to regulate the derivatives markets in general. The effect of any future regulatory change on the Funds is impossible to predict, but could be substantial and adverse.

Each Funds will use 100% of its net assets to invest in and trade in Financial Instruments that are subject to regulation by the CFTC and traded pursuant to CFTC and applicable exchange regulations. The offering of each Fund’s shares is registered with the SEC in accordance with the 1933 Act and the Funds’ shares are registered with the SEC under the Exchange Act. The Funds are commodity pools and the Sponsor is a commodity pool operator and commodity trading advisor subject to regulation by the CFTC and the NFA under the Commodity Exchange Act, as amended.

Conflicts of Interest

There are present and potential future conflicts of interest in the Funds’ structure and operation you should consider before you purchase shares. The Sponsor will use this notice of conflicts as a defense against any claim or other proceeding made. If the Sponsor is not able to resolve these conflicts of interest adequately, it may impact the Funds’ ability to achieve their investment objectives. The Funds and the Sponsor may have inherent conflicts to the extent the Sponsor attempts to maintain the Funds’ asset size in order to preserve its fee income.

MIH, a Managing Member of the Sponsor, or its affiliates owns the exchanges and swap execution facilities (each, a “Trading Facility”) where the Funds’ transactions in Financial Instruments may be executed and/or cleared, including MGEX. As a result, MIH may receive financial or other benefits related to its ownerships interest when Financial Instruments are executed on a given Trading Facility. MIH, in its capacity as a Managing Member of the Sponsor, would, therefore, have an incentive to cause the Funds to execute trades in Financial Instruments due to the fees generated from the trades being executed on Trading Facilities owned by MIH or its affiliates. Transactions by the Funds may account for a material amount of overall SPIKES futures volume, and MIH may have an incentive to use the Funds to prop up, or provide liquidity that would otherwise be unavailable to, the market for SPIKES futures or other Financial Instruments.

Similarly, T3 Holdings, a Managing Member of the Sponsor, or its affiliates, including T3 Index, creates and maintains the SPIKES Index and is contractually entitled to revenue from the trading of Financial Instruments based on the SPIKES Index. Therefore, T3 Holding, in its capacity as a Managing Member of the Sponsor, has an incentive to cause the Funds to pursue investment objectives that are benchmarked to the Index, which consists of SPIKES futures contracts, due to the fees generated from the Funds’ trading in SPIKES futures contracts and other Financial Instruments based on the SPIKES Index, or in order to prop up, or provide liquidity that would otherwise be unavailable to, the market for SPIKES futures or other Financial Instruments.

The Sponsor’s officers, directors and employees, do not devote their time exclusively to the Funds. These persons are, or may in the future be, directors, officers or employees of other entities, including MIH and T3 Index or an affiliate, which may compete with the Funds for their services. They could have a conflict between their responsibilities to the Funds and to those other entities. The Sponsor and its principals may trade futures on behalf of their own accounts, other clients’ accounts, and private funds, including such other parties in which the Sponsor may have an interest. Such persons may from time-to-time take positions in their proprietary accounts which are opposite, or ahead of, the positions taken for the Funds and proprietary accounts may receive preferential treatment. Additionally, these various accounts may be deemed to be competing for the same or similar positions in the market. Depending on market liquidity and other factors, this possibility could result in Fund orders being executed at prices that are less favorable than would otherwise be the case.

Trades for proprietary and client accounts are typically combined into one block trade for execution with all trades receiving equivalent average pricing. Notwithstanding the adoption of procedures and policies relating to proprietary trading, there is still a possibility that proprietary accounts may receive preferential treatment over the Funds. The Sponsor and its principals will not have any obligation to shareholders to make available any information regarding other trading activities, strategies, or transactions by the Sponsor or its principals.

The Sponsor has sole current authority to manage the investments and operations of the Funds, and this may allow it to act in a way that furthers its own interests which may create a conflict with your best interests. Security holders have limited voting control, which will limit their ability to influence matters such as amendment of the Declaration of Trust, change in a Fund’s basic investment policy, dissolution of a Fund, or the sale or distribution of a Fund’s assets.

The Sponsor serves as the sponsor to the Funds, and may in the future serve as the sponsor or investment adviser to other commodity pools. The Sponsor may have a conflict to the extent that its trading decisions for a Fund may be influenced by the effect they would have on the other pools it manages.

The previous risk factors and conflicts of interest are complete as of the date of this prospectus; however, additional risks and conflicts may occur which are not presently foreseen by the Sponsor. You may not construe this prospectus as legal or tax advice. Before making an investment in one of these Funds, you should read this entire prospectus, including the Declaration of Trust which can be found on the Funds’ website at [   ]. You should also consult with your personal legal, tax, and other professional advisors.

Ownership or Beneficial Interest in the Funds

[To be updated by amendment.]

Related Party Transactions

There have been no related party transactions in the past year in excess of $120,000 nor are any related party transactions proposed. Further, the Funds have not been involved in any related party transactions.

Interests of Named Experts and Counsel

The Sponsor employed Sullivan & Worcester to assist in preparing this prospectus. Neither the law firm nor any other expert hired by the Funds to give advice on the preparation of this offering document has been hired on a contingent fee basis. Nor does any such party have any present or future expectation of interest in the Sponsor, Distributor, Authorized Participants, Custodian, Administrator or other service providers to the Funds.

Fiduciary and Regulatory Duties of the Sponsor

The general fiduciary duties which would otherwise be imposed on the Sponsor (which would make its operation of the Trust as described herein impracticable due to the strict prohibition imposed by such duties on, for example, conflicts of interest on behalf of a fiduciary in its dealings with its beneficiaries), are replaced by the terms of the Trust Agreement (to which terms all shareholders, by subscribing to the shares, are deemed to consent).

Additionally, under the terms of the Trust Agreement, the Sponsor is required to:

(i)	Devote such of its time to the business and affairs of the Trust as it shall, in its discretion exercised in good faith, determine to be necessary to conduct the business and affairs of the Trust for the benefit of the Trust;

(ii)	Execute, file, record and/or publish all certificates, statements and other documents and do any and all other things as may be appropriate for the formation, qualification and operation of the Trust and for the conduct of its business in all appropriate jurisdictions;

(iii)	Retain independent public accountants to audit the accounts of the Trust;

(iv)	Employ attorneys to represent the Trust;

(v)	Select the Trust’s Trustee, Administrator, Transfer Agent, Custodian and Commodity Broker, and any other service provider;

(vi)	Use its best efforts to maintain the status of the Trust as a “statutory trust” for state law purposes and as a “partnership” for U.S. federal income tax purposes;

(vii)	Have fiduciary responsibility for the safekeeping and use of the Trust, whether or not in the Sponsor’s immediate possession or control, and the Sponsor will not employ or permit others to employ such funds or in any manner except for the benefit of the Trust, including, among other things, the utilization of any portion of the Trust Estate as compensating balances for the exclusive benefit of the Sponsor. The Sponsor shall at all times act with integrity and good faith and exercise due diligence in all activities relating to the conduct of the business of the Trust and in resolving conflicts of interest;

(viii)	Interact with the Depository, which is the Depository Trust Company (the “DTC”), as required;

(ix)	Delegate those of its duties hereunder as it shall determine from time to time to the Administrator or Distributor, as applicable;

(x)	Perform such other services as the Sponsor believes that the Trust may from time to time require; and

(xi)	In its sole discretion, cause the Trust to do one or more of the following: to make, refrain from making, or once having made, to revoke, the election referred to in Section 754 of the Code, and any similar election provided by state or local law, or any similar provision enacted in lieu thereof.

The Sponsor shall have no liability to the Trust or to any shareholder for any loss suffered by the Trust which arises out of any action or inaction of the Sponsor if the Sponsor, in good faith, determined that such course of conduct was in the best interest of the Trust and such course of conduct did not constitute fraud, gross negligence, bad faith, or willful misconduct of the Sponsor. Subject to the foregoing, the Sponsor shall not be personally liable for the return or repayment of all or any portion of the capital or profits of any shareholder or assignee thereof. The Sponsor shall not be liable for the conduct or misconduct of any Administrator engaged to provide administrative services to the Trust or other delegate selected by the Sponsor with reasonable care.

Under Delaware law, a beneficial owner of a statutory trust (such as a shareholder of a Fund) may, under certain circumstances, institute legal action on behalf of himself and all other similarly situated beneficial owners (a “class action”) to recover damages for violations of fiduciary duties, or on behalf of a statutory trust (a “derivative action”) to recover damages from a third party where there has been a failure or refusal to institute proceedings to recover such damages. In addition, beneficial owners may have the right, subject to certain legal requirements, to bring class actions in federal court to enforce their rights under the federal securities laws and the rules and regulations promulgated thereunder by the SEC. Beneficial owners who have suffered losses in connection with the purchase or sale of their beneficial interests may be able to recover such losses from the Sponsor where the losses result from a violation by the Sponsor of the anti-fraud provisions of the federal securities laws.

Under certain circumstances, shareholders also have the right to institute a reparations proceeding before the CFTC against the Sponsor (a registered commodity pool operator), an FCM, as well as those of their respective employees who are required to be registered under the Commodity Exchange Act, and the rules and regulations promulgated thereunder. Private rights of action are conferred by the Commodity Exchange Act. Investors in futures and in commodity pools may, therefore, invoke the protections provided thereunder.

The foregoing summary describing in general terms the remedies available to shareholders under federal law is based on statutes, rules and decisions as of the date of this prospectus. As this is a rapidly developing and changing area of the law, shareholders who believe that they may have a legal cause of action against any of the foregoing parties should consult their own counsel as to their evaluation of the status of the applicable law at such time.

Management; Voting by Shareholders

The shareholders of a Fund take no part in the management or control, and have no voice in the Trust’s operations or business.

The Sponsor has the right unilaterally to amend the Trust Agreement as it applies to the Trust provided that the shareholders have the right to vote only if expressly required under Delaware or federal law or rules or regulations of the NYSE Arca, or if submitted to the shareholders by the Sponsor in its sole discretion. No amendment affecting the Trustee shall be binding upon or effective against the Trustee unless consented to by the Trustee in the form of an instruction letter.

Meetings

Meetings of the Trust’s shareholders may be called by the Sponsor and may be called by it upon the written request of shareholders holding at least 50% of the outstanding shares of the Trust or a Fund, as applicable. The Sponsor shall deposit in the United States mail or electronically transmit written notice to all shareholders of a Fund of the meeting and the purpose of the meeting, which shall be held on a date not less than 30 nor more than 60 days after the date of mailing of such notice, at a reasonable time and place. Where the meeting is called upon the written request of the shareholders such written notice shall be mailed or transmitted not more than 45 days after such written request for a meeting was received by the Sponsor. Any notice of meeting shall be accompanied by a description of the action to be taken at the meeting. Shareholders may vote in person or by proxy at any such meeting.

Any action required or permitted to be taken by shareholders by vote may be taken without a meeting by written consent setting forth the actions so taken. Such written consents shall be treated for all purposes as votes at a meeting. If the vote or consent of any shareholder to any action of the Trust, a Fund or any shareholder, as contemplated by the Trust Agreement, is solicited by the Sponsor, the solicitation shall be effected by notice to each shareholder given in the manner provided in accordance with the Trust Agreement. The Trust Agreement provides that shareholders are deemed to have consented to any proposals recommended by the Sponsor in the shareholder notice unless such shareholders timely object to the proposals. Therefore, a lack of a response by a shareholder will have the same effect as if that shareholder had provided affirmative written consent for the proposed action. The Sponsor and all parties dealing with the Trust may act in reliance on such deemed activity.

Executive Compensation

The Funds have no employees, officers or directors and are managed by the Sponsor. None of the directors or officers of the Sponsor receive compensation from the Funds. The Sponsor receives a management fee, paid monthly in arrears. The Sponsor Fee is equal to [   ] and [   ] for the Matching Fund and Leveraged Fund, respectively.

Liability and Indemnification

The Sponsor will be indemnified by the Trust against any losses, judgments, liabilities, expenses and amounts paid in settlement of any claims sustained by it in connection with its activities for the Trust, provided that (i) the Sponsor was acting on behalf of or performing services for the Trust and has determined, in good faith, that such course of conduct was in the best interests of the Trust and such liability or loss was not the result of fraud, gross negligence, bad faith, willful misconduct, or a material breach of the Trust Agreement on the part of the Sponsor and (ii) any such indemnification will only be recoverable from the Trust. All rights to indemnification permitted herein and payment of associated expenses shall not be affected by the dissolution or other cessation to exist of the Sponsor, or the withdrawal, adjudication of bankruptcy or insolvency of the Sponsor, or the filing of a voluntary or involuntary petition in bankruptcy under Title 11 of the Code by or against the Sponsor.

Notwithstanding the provisions above, the Sponsor and any broker-dealer for the Trust will not be indemnified for any losses, liabilities or expenses arising from or out of an alleged violation of U.S. federal or state securities laws unless (i) there has been a successful adjudication on the merits of each count involving alleged securities law violations as to the particular indemnitee and the court approves the indemnification of such expenses (including, without limitation, litigation costs), (ii) such claims have been dismissed with prejudice on the merits by a court of competent jurisdiction as to the particular indemnitee and the court approves the indemnification of such expenses (including, without limitation, litigation costs) or (iii) a court of competent jurisdiction approves a settlement of the claims against a particular indemnitee and finds that indemnification of the settlement and related costs should be made.

The Trust will not incur the cost of that portion of any insurance which insures any party against any liability, the indemnification of which is herein prohibited.

Expenses incurred in defending a threatened or pending civil, administrative or criminal action suit or proceeding against the Sponsor will be paid by the Trust in advance of the final disposition of such action, suit or proceeding, if (i) the legal action relates to the performance of duties or services by the Sponsor on behalf of the Trust; (ii) the legal action is initiated by a third party who is not a shareholder or the legal action is initiated by a shareholder and a court of competent jurisdiction specifically approves such advance; and (iii) the Sponsor undertakes to repay the advanced funds with interest to the Trust in cases in which it is not entitled to indemnification under this Section.

Termination Events

The Trust will dissolve at any time upon the happening of any of the following events:

●	The filing of a certificate of dissolution or revocation of the Sponsor’s charter (and the expiration of 90 days after the date of notice to the Sponsor of revocation without a reinstatement of its charter) or upon written notice by the Sponsor of its withdrawal as Sponsor, unless (i) at the time there is at least one remaining Sponsor and that remaining Sponsor carries on the business of the Trust or (ii) within 90 days of such event of withdrawal all the remaining shareholders agree in writing to continue the business of the Trust and to select, effective as of the date of such event, one or more successor Sponsors. If the Trust is terminated as the result of an event of withdrawal and a failure of all remaining shareholders to continue the business of the Trust and to appoint a successor Sponsor as provided above within 120 days of such event of withdrawal, shareholders holding shares representing at least a majority (over 50%) of the net asset value (not including shares held by the Sponsor and its affiliates) may elect to continue the business of the Trust by forming a new statutory trust, or reconstituted trust, on the same terms and provisions as set forth in the Trust Agreement. Any such election must also provide for the election of a Sponsor to the reconstituted trust. If such an election is made, all shareholders of the Trust shall be bound thereby and continue as shareholders of the reconstituted trust.

●	The occurrence of any event which would make unlawful the continued existence of the Trust.

●	In the event of the suspension, revocation or termination of the Sponsor’s registration as a commodity pool operator, or membership as a commodity pool operator with the NFA (if, in either case, such registration is required at such time unless at the time there is at least one remaining Sponsor whose registration or membership has not been suspended, revoked or terminated).

●	The Trust becomes insolvent or bankrupt.

●	The shareholders holding shares representing at least seventy-five percent (75%) of the net asset value (which excludes the shares of the Sponsor) vote to dissolve a Fund, notice of which is sent to the Sponsor not less than ninety (90) business days prior to the effective date of termination.

●	The determination of the Sponsor that the aggregate net assets of a Fund in relation to the operating expenses of the Trust make it unreasonable or imprudent to continue the business of the Trust.

●	The Trust is required to be registered as an investment company under the Investment Company Act of 1940.

●	DTC is unable or unwilling to continue to perform its functions, and a comparable replacement is unavailable.

Provisions of Law

According to applicable law, indemnification of the Sponsor is payable only if the Sponsor has determined, in good faith, that the act, omission or conduct that gave rise to the claim for indemnification was in the best interest of the Trust and a Fund and the act, omission or activity that was the basis for such loss, liability, damage, cost or expense was not the result of negligence or misconduct and such liability or loss was not the result of negligence or misconduct by the Sponsor, and such indemnification or agreement to hold harmless is recoverable only out of the assets of a Fund.

Provisions of Federal and State Securities Laws

This offering is made pursuant to federal and state securities laws. The SEC and state securities agencies take the position that indemnification of the Sponsor that arises out of an alleged violation of such laws is prohibited unless certain conditions are met.

These conditions require that no indemnification of the Sponsor or any underwriter for a Fund may be made in respect of any losses, liabilities or expenses arising from or out of an alleged violation of federal or state securities laws unless: (i) there has been a successful adjudication on the merits of each count involving alleged securities law violations as to the party seeking indemnification and the court approves the indemnification; (ii) such claim has been dismissed with prejudice on the merits by a court of competent jurisdiction as to the party seeking indemnification; or (iii) a court of competent jurisdiction approves a settlement of the claims against the party seeking indemnification and finds that indemnification of the settlement and related costs should be made, provided that, before seeking such approval, the Sponsor or other indemnitee must apprise the court of the position held by regulatory agencies against such indemnification. These agencies are the SEC and the securities administrator of the State or States in which the plaintiffs claim they were offered or sold interests.

Provisions of the 1933 Act and NASAA Guidelines

Insofar as indemnification for liabilities arising under the 1933 Act may be permitted to the Sponsor or its directors, officers, or persons controlling the Trust and a Fund, the Sponsor has been informed that SEC and the various State administrators believe that such indemnification is against public policy as expressed in the 1933 Act and the North American Securities Administrators Association, Inc. (“NASAA”) commodity pool guidelines and is therefore unenforceable.

Books and Records

The books and records of the Funds may be made available for inspection and copying (upon payment of reasonable reproduction costs) by Shareholders of the Funds or their representatives for any purposes reasonably related to a Shareholder’s interest as a beneficial owner of the Funds upon reasonable advance notice during regular business hours at the office of the Sponsor. The Sponsor will maintain and preserve the books and records of each Fund for a period of not less than six years.

Statements, Filings, and Reports

The Trust will furnish to DTC Participants (as defined below) for distribution to shareholders annual reports (as of the end of each fiscal year) for the Funds as are required to be provided to shareholders by the CFTC and the NFA. These annual reports will contain financial statements prepared by the Sponsor and audited by an independent registered public accounting firm designated by the Sponsor. The Trust will also post monthly reports to the Funds’ website (www.[   ].com). These monthly reports will contain certain unaudited financial information regarding the Funds, including a Fund’s NAV. The Sponsor will furnish to the shareholders other reports or information which the Sponsor, in its discretion, determines to be necessary or appropriate. In addition, under SEC rules the Trust will be required to file quarterly and annual reports for the Funds with the SEC, which need not be sent to shareholders but will be publicly available through the SEC. The Trust will post the same information that would otherwise be provided in the Trust’s CFTC, NFA and SEC reports on the Funds’ website www.[   ].com.

The Sponsor is responsible for the registration and qualification of the shares under the federal securities laws, federal commodities laws, and laws of any other jurisdiction as the Sponsor may select. The Sponsor is responsible for preparing all required reports, but has entered into an agreement with the Administrator to prepare these reports on the Trust’s behalf.

The accountants’ report on its audit of the Funds’ financial statements will be furnished by the Trust to shareholders upon request. The Trust will make such elections, file such tax returns, and prepare, disseminate and file such tax reports for the Funds, as it is advised by its counsel or accountants are from time to time required by any applicable statute, rule or regulation.

Emerging Growth Company Status

Each Fund is an “emerging growth company” as defined under the JOBS Act. Each Fund will remain an “emerging growth company” for up to five years, or until the earliest of:

●	the last day of the first fiscal year in which its total annual gross revenues exceed $1 billion;

●	the date that it becomes a “large accelerated filer” as defined in Rule 12b-2 under Exchange Act, which would occur if the market value of its shares that are held by non-affiliates exceeds $700 million as of the last business day of its most recently completed second fiscal quarter, or

●	the date on which it has issued more than $1 billion in non-convertible debt during the preceding three year period.

As an “emerging growth company,” the Funds may take advantage of certain exemptions from various reporting requirements that are applicable to other public companies that are not “emerging growth companies,” including, but not limited to, not being required to comply with the auditor attestation requirements of Section 404(b) of the Sarbanes-Oxley Act as long as it is a “non-accelerated filer,” which includes issuers that had a public float of less than $75 million as of the last business day of their most recently completed second fiscal quarter, issuers that have not been subject to the requirements of Section 13(a) or 15(d) of the Exchange Act for a period of at least 12 calendar months and issuers that have not filed at least one annual report pursuant thereto.

In addition, Section 107 of the JOBS Act provides that an “emerging growth company” can take advantage of the extended transition period provided in Section 7(a)(2)(B) of the Securities Act for complying with new or revised accounting standards. Under this provision, an “emerging growth company” can delay the adoption of certain accounting standards until those standards would otherwise apply to private companies.

Fiscal Year

The fiscal year of the Funds is October 1 to September 30. The Sponsor may select an alternate fiscal year.

Governing Law; Consent to Delaware Jurisdiction

The rights of the Sponsor, the Funds, DTC (as registered owner of the Funds’ global certificate for shares) and the shareholders, are governed by the laws of the State of Delaware. The Sponsor, the Funds, DTC, and by accepting shares, each DTC Participant and each shareholder, consent to the jurisdiction of the courts of the State of Delaware and any federal courts located in Delaware. Such consent is not required for any person to assert a claim of Delaware jurisdiction over the Sponsor or the Funds.

Legal Matters

Litigation and Claims

Within the past 5 years of the date of this prospectus, there have been no material administrative, civil or criminal actions against the Sponsor, underwriter, or any principal or affiliate of either of them. This includes any actions pending, on appeal, concluded, threatened, or otherwise known to them.

Legal Opinion

Sullivan & Worcester LLP is counsel to advise the Funds, the Trust and the Sponsor with respect to the shares being offered hereby and has passed upon the validity of the shares being issued hereunder. Sullivan & Worcester LLP has also provided the Sponsor with its opinion with respect to federal income tax matters addressed herein.

Experts

[   ], an independent registered public accounting firm, has audited the financial statements of the Funds.

U.S. Federal Income Tax Considerations

The following discussion summarizes the material U.S. federal income tax consequences of the purchase, ownership and disposition of shares in the Funds, and the U.S. federal income tax treatment of the Funds, as of the date hereof. This discussion is applicable to a beneficial owner of shares who purchases shares in the offering to which this prospectus relates, including a beneficial owner who purchases shares from an Authorized Participant. Except where noted otherwise, it deals only with shares held as capital assets and does not deal with special situations, such as those of dealers in securities or currencies, financial institutions, tax-exempt entities, insurance companies, persons holding shares as a part of a position in a “straddle” or as part of a “hedging,” “conversion” or other integrated transaction for federal income tax purposes, traders in securities or commodities that elect to use a mark-to-market method of accounting, or holders of shares whose “functional currency” is not the U.S. dollar. Furthermore, the discussion below is based upon the provisions of the Code, as amended, and regulations (“Treasury Regulations”), rulings and judicial decisions thereunder as of the date hereof, and such authorities may be repealed, revoked or modified so as to result in U.S. federal income tax consequences different from those discussed below.

Persons considering the purchase, ownership or disposition of shares should consult their own tax advisors concerning the United States federal income tax consequences in light of their particular situations as well as any consequences arising under the laws of any other taxing jurisdiction. As used herein, a “U.S. shareholder” of a share means a beneficial owner of a share that is, for United States federal income tax purposes, (i) a citizen or resident of the United States, (ii) a corporation or partnership created or organized in or under the laws of the United States or any political subdivision thereof, (iii) an estate the income of which is subject to United States federal income taxation regardless of its source or (iv) a trust (X) that is subject to the supervision of a court within the United States and the control of one or more United States persons as described in section 7701(a)(30) of the Code or (Y) that has a valid election in effect under applicable Treasury Regulations to be treated as a United States person. A “Non-U.S. shareholder” is a holder that is not a U.S. shareholder. If a partnership holds our shares, the tax treatment of a partner will generally depend upon the status of the partner and the activities of the partnership. If you are a partner of a partnership holding our shares, you should consult your own tax advisor regarding the tax consequences.

The Sponsor, on behalf of the Funds, has received the opinion of Sullivan & Worcester LLP, counsel to the Funds, that the material U.S. federal income tax consequences to the Funds and to U.S. shareholders and Non-U.S. shareholders will be as described below. In rendering its opinion, Sullivan & Worcester LLP has relied on the facts described in this prospectus as well as certain factual representations made by the Funds and the Sponsor. The opinion of Sullivan & Worcester LLP is not binding on the IRS, and as a result, the IRS may not agree with the tax positions taken by the Funds. If challenged by the IRS, the Funds’ tax positions might not be sustained by the courts. No ruling has been requested from the IRS with respect to any matter affecting the Funds or prospective investors.

EACH PROSPECTIVE INVESTOR IS ADVISED TO CONSULT ITS OWN TAX ADVISOR AS TO HOW U.S. FEDERAL INCOME TAX CONSEQUENCES OF AN INVESTMENT IN THE FUNDS APPLY TO YOU AND AS TO HOW THE APPLICABLE STATE, LOCAL OR FOREIGN TAXES APPLY TO YOU.

Tax Status of the Funds

The Funds are each organized and operated as a series of a statutory trust in accordance with the provisions of the Trust Agreement and Delaware law. As a series of a statutory trust, the Funds will be taxable as partnerships unless they elect to be taxable as corporations under current tax law. The Funds do not intend to elect to be taxable as corporations. Even if a Fund doesn’t elect to be taxed as a corporation, under the Code, an entity classified as a partnership that is deemed to be a “publicly traded partnership” is generally taxable as a corporation for federal income tax purposes. The Code provides an exception to this general rule for a publicly traded partnership whose gross income for each taxable year of its existence consists of at least 90% “qualifying income” (“qualifying income exception”). For this purpose, section 7704 defines “qualifying income” as including, in pertinent part, interest (other than from a financial business), dividends and gains from the sale or disposition of capital assets held for the production of interest or dividends. In addition, in the case of a partnership a principal activity of which is the buying and selling of commodities (other than as inventory) or of futures, forwards and options with respect to commodities, “qualifying income” includes income and gains from such commodities and futures, forwards and options with respect to commodities. The Funds and the Sponsor have represented the following :

●	At least 90% of each Fund’s gross income for each taxable year will constitute “qualifying income” within the meaning of Code section 7704 (as described above);

●	each Fund is organized and operated in accordance with its governing agreements and applicable law;

●	the Funds have not elected, and will not elect, to be classified as corporations for U.S. federal income tax purposes.

Based in part on these representations, Sullivan & Worcester LLP is of the opinion that each Fund classifies as a partnership for federal income tax purposes and that it is not taxable as a corporation for such purposes.

If a Fund failed to satisfy the qualifying income exception in any year, other than a failure that is determined by the IRS to be inadvertent and that is cured within a reasonable time after discovery, the Fund would be taxable as a corporation for federal income tax purposes and would pay federal income tax on its income at regular corporate rates. In that event, shareholders would not report their share of that Fund’s income or loss on their returns.

In addition, distributions to shareholders would be treated as dividends to the extent of a Fund’s current and accumulated earnings and profits. To the extent a distribution exceeded a Fund’s earnings and profits, the distribution would be treated as a return of capital to the extent of a shareholder’s basis in its shares, and thereafter as gain from the sale of shares. Accordingly, if a Fund were to be taxable as a corporation, it would likely have a material adverse effect on the economic return from an investment in the Fund and on the value of the shares.

The remainder of this summary assumes that the Funds are classified as partnerships for federal income tax purposes and that they are not taxable as corporations.

U.S. Shareholders

Tax Consequences of Ownership of Shares

Taxation of Each Fund’s Income. No U.S. federal income tax is paid by a Fund on its income. Instead, a Fund files annual information returns, and each U.S. shareholder is required to report on its U.S. federal income tax return its allocable share of the income, gain, loss and deduction of the Fund. These items must be reported without regard to the amount (if any) of cash or property the shareholder receives as a distribution from a Fund during the taxable year. Consequently, a shareholder may be allocated income or gain by a Fund but receive no cash distribution with which to pay its tax liability resulting from the allocation, or may receive a distribution that is insufficient to pay such liability. Because the Sponsor currently does not intend to make distributions, it is likely that in any year in which a Fund realizes net income and/or gain a U.S. shareholder will be required to pay taxes on its allocable share of such income or gain from sources other than Fund distributions. In addition, for taxable years beginning after December 31, 2012, individuals with income in excess of $200,000 ($250,000 in the case of married individuals filing jointly) and certain estates and trusts are subject to an additional 3.8% tax on their “net investment income,” which generally includes net income from interest, dividends, annuities, royalties, and rents, and net capital gains (other than certain amounts earned from trades or businesses). Also included as income subject to the additional 3.8% tax is income from businesses involved in the trading of financial instruments or commodities.

Allocations of Each Fund’s Profit and Loss. Under Code section 704, the determination of a partner’s distributive share of any item of income, gain, loss, deduction or credit is governed by the applicable organizational document unless the allocation provided by such document lacks “substantial economic effect.”

An allocation that lacks substantial economic effect nonetheless will be respected if it is in accordance with the partners’ interests in the partnership, determined by taking into account all facts and circumstances relating to the economic arrangements among the partners.

In general, a Fund applies a monthly closing-of-the-books convention in determining allocations of economic profit or loss to shareholders. Income, gain, loss and deduction are determined on a monthly “mark-to-market” basis, taking into account our accrued income and deductions and realized and unrealized gains and losses for the month. These items are allocated among the holders of shares in proportion to the number of shares owned by them as of the close of business on the last business day of the month. Items of taxable income, deduction, gain, loss and credit recognized by a Fund for federal income tax purposes for any taxable year are allocated among holders in a manner that equitably reflects the allocation of economic profit or loss. In particular, a Fund will allocate net income or net loss to shareholders who hold shares for brief periods in an amount equal to appreciation or deprecation recognized by the shareholder on the shareholder’s shares to the extent possible. The allocation is intended to eliminate disparities between a partner’s basis in its partnership interest and its share of the tax bases of the partnership’s assets, so that the partner’s allocable share of taxable gain or loss on a disposition of an asset will correspond to its share of the appreciation or depreciation in the value of the asset since it acquired its interest.

Each Fund applies certain conventions in determining and allocating items for tax purposes in order to reduce the complexity and costs of administration. The Sponsor believes that application of these conventions is consistent with the intent of the partnership provisions of the Code, and that the resulting allocations will have substantial economic effect or otherwise will be respected as being in accordance with shareholders’ interests in a Fund for federal income tax purposes. The Code and existing Treasury Regulations do not expressly permit adoption of all of these conventions although the monthly allocation convention described above is now permitted under recently adopted final Treasury Regulations. The Sponsor is authorized to revise our allocation method to conform to any method permitted under future Treasury Regulations.

The assumptions and conventions used in making tax allocations may cause a shareholder to be allocated more or less income or loss for federal income tax purposes than its proportionate share of the economic income or loss realized by a Fund during the period it held its shares. This “mismatch” between taxable and economic income or loss in some cases may be temporary, reversing itself in a later year when the shares are sold, but could be permanent. For example, a shareholder could be allocated income accruing before it purchased its shares, resulting in an increase in the basis of the shares (see “Tax Basis of Shares,” below). On a subsequent disposition of the shares, the additional basis might produce a capital loss the deduction of which may be limited (see “Limitations on Deductibility of Losses and Certain Expenses,” below).

Mark to Market of Certain Exchange-Traded Contracts. For federal income tax purposes, a Fund generally is required to use a “mark-to-market” method of accounting under which unrealized gains and losses on instruments constituting “section 1256 contracts” are recognized currently. A section 1256 contract is defined as: (1) a futures contract that is traded on or subject to the rules of a national securities exchange which is registered with the SEC, a domestic board of trade designated as a contract market by the CFTC, or any other board of trade or exchange designated by the Secretary of the Treasury, and with respect to which the amount required to be deposited and the amount that may be withdrawn depends on a system of “marking to market”; (2) a forward contract on exchange-traded foreign currencies, where the contracts are traded in the interbank market; (3) a non-equity option traded on or subject to the rules of a qualified board or exchange; (4) a dealer equity option; or (5) a dealer securities futures contract.

Under these rules, section 1256 contracts held by a Fund at the end of each taxable year, including for example futures contracts and options on futures contracts traded on a U.S. exchange or board of trade or certain foreign exchanges, are treated as if they were sold by a Fund for their fair market value on the last business day of the taxable year. A shareholder’s distributive share of a Fund’s net gain or loss with respect to each section 1256 contract generally is treated as long-term capital gain or loss to the extent of 60 percent thereof, and as short-term capital gain or loss to the extent of 40 percent thereof, without regard to the actual holding period.

Some of a Fund’s futures contracts and some of its other commodity interests will qualify as “section 1256 contracts” under the Code. Gain or loss recognized through disposition, termination or marking-to-market of a Fund’s section 1256 contracts will be subject to 60/40 treatment and allocated to shareholders in accordance with the monthly allocation convention. Under recently enacted legislation, cleared swaps and other commodity swaps will most likely not qualify as section 1256 contracts. If a commodity swap is not treated as a section 1256 contract, any gain or loss on the swap recognized at the time of disposition or termination will be long-term or short-term capital gain or loss depending on the holding period of the swap.

Limitations on Deductibility of Losses and Certain Expenses. A number of different provisions of the Code may defer or disallow the deduction of losses or expenses allocated to you by a Fund, including but not limited to those described below.

A shareholder’s deduction of its allocable share of any loss of a Fund is limited to the lesser of (1) the tax basis in its shares or (2) in the case of a shareholder that is an individual or a closely held corporation, the amount which the shareholder is considered to have “at risk” with respect to our activities. In general, the amount at risk will be your invested capital plus your share of any recourse debt of a Fund for which you are liable. Losses in excess of the lesser of tax basis or the amount at risk must be deferred until years in which a Fund generates additional taxable income against which to offset such carryover losses or until additional capital is placed at risk.

Noncorporate taxpayers are permitted to deduct capital losses only to the extent of their capital gains for the taxable year plus $3,000 of other income. Unused capital losses can be carried forward and used to offset capital gains in future years. In addition, a noncorporate taxpayer may elect to carry back net losses on section 1256 contracts to each of the three preceding years and use them to offset section 1256 contract gains in those years, subject to certain limitations. Corporate taxpayers generally may deduct capital losses only to the extent of capital gains, subject to special carryback and carryforward rules.

Expenses incurred by noncorporate taxpayers constituting “miscellaneous itemized deductions,” generally including investment-related expenses (other than interest and certain other specified expenses), are not deductible for years before 2026. Although the matter is not free from doubt, we believe management fees which a Fund pays to the Sponsor and other expenses which the Fund incurs constitute investment-related expenses subject to the disallowance for those years rather than expenses incurred in connection with a trade or business, and will report these expenses consistent with that interpretation. For 2026 and later years, the Code allows a deduction for miscellaneous itemized deductions, but only to the extent that they exceed 2% of the taxpayer’s adjusted gross income. Further, the Code imposes additional limitations on the amounts of certain itemized deductions allowable to individuals with adjusted gross income in excess of certain amounts by reducing the otherwise allowable portion of such deductions by an amount equal to the lesser of:

●	3% of the individual’s adjusted gross income in excess of certain threshold amounts; or

●	80% of the amount of certain itemized deductions otherwise allowable for the taxable year.

Noncorporate shareholders generally may deduct “investment interest expense” only to the extent of their “net investment income.” Investment interest expense of a shareholder will generally include any interest accrued by a Fund and any interest paid or accrued on direct borrowings by a shareholder to purchase or carry its shares, such as interest with respect to a margin account. Net investment income generally includes gross income from property held for investment (including “portfolio income” under the passive loss rules but not, absent an election, long-term capital gains or certain qualifying dividend income) less deductible expenses other than interest directly connected with the production of investment income.

To the extent that a Fund allocates losses or expenses to you that must be deferred or disallowed as a result of these or other limitations in the Code, you may be taxed on income in excess of your economic income or distributions (if any) on your shares. As one example, you could be allocated and required to pay tax on your share of interest income accrued by a Fund for a particular taxable year, and in the same year allocated a share of a capital loss that you cannot deduct currently because you have insufficient capital gains against which to offset the loss. As another example, you could be allocated and required to pay tax on your share of interest income and capital gain for a year, but be unable to deduct some or all of your share of management fees and/or margin account interest incurred by you with respect to your shares. Shareholders are urged to consult their own professional tax advisors regarding the effect of limitations under the Code on your ability to deduct your allocable share of a Fund’s losses and expenses.

Tax Basis of Shares. A shareholder’s tax basis in its shares is important in determining (1) the amount of taxable gain or loss it will realize on the sale or other disposition of its shares, (2) the amount of non-taxable distributions that it may receive from a Fund and (3) its ability to utilize its distributive share of any losses of a Fund on its tax return. A shareholder’s initial tax basis of its shares will equal its cost for the shares plus its share of a Fund’s liabilities (if any) at the time of purchase. In general, a shareholder’s “share” of those liabilities will equal the sum of (i) the entire amount of any otherwise nonrecourse liability of a Fund as to which the shareholder or an affiliate is the creditor (a “partner nonrecourse liability”) and (ii) a pro rata share of any nonrecourse liabilities of the Fund that are not partner nonrecourse liabilities as to any shareholder.

A shareholder’s tax basis in its shares generally will be (1) increased by (a) its allocable share of a Fund’s taxable income and gain and (b) any additional contributions by the shareholder to the Fund and (2) decreased (but not below zero) by (a) its allocable share of the Fund’s tax deductions and losses and (b) any distributions by the Fund to the shareholder. For this purpose, an increase in a shareholder’s share of a Fund’s liabilities will be treated as a contribution of cash by the shareholder to the Fund and a decrease in that share will be treated as a distribution of cash by the Fund to the shareholder. Pursuant to certain IRS rulings, a shareholder will be required to maintain a single, “unified” basis in all shares that it owns. As a result, when a shareholder that acquired its shares at different prices sells less than all of its shares, such shareholder will not be entitled to specify particular shares (e.g., those with a higher basis) as having been sold. Rather, it must determine its gain or loss on the sale by using an “equitable apportionment” method to allocate a portion of its unified basis in its shares to the shares sold.

Treatment of Fund Distributions. If a Fund makes non-liquidating distributions to shareholders, such distributions generally will not be taxable to the shareholders for federal income tax purposes except to the extent that the sum of (i) the amount of cash and (ii) the fair market value of marketable securities distributed exceeds the shareholder’s adjusted basis of its interest in the Fund immediately before the distribution. Any such distributions in excess of a shareholder’s tax basis generally will be treated as gain from the sale or exchange of shares.

Tax Consequences of Disposition of Shares. If a shareholder sells its shares, it will recognize gain or loss equal to the difference between the amount realized and its adjusted tax basis for the shares sold. A shareholder’s amount realized will be the sum of the cash or the fair market value of other property received plus its share of any Fund debt outstanding.

Gain or loss recognized by a shareholder on the sale or exchange of shares held for more than one year will generally be taxable as long-term capital gain or loss; otherwise, such gain or loss will generally be taxable as short-term capital gain or loss. A special election is available under the Treasury Regulations that will allow shareholders to identify and use the actual holding periods for the shares sold for purposes of determining whether the gain or loss recognized on a sale of shares will give rise to long-term or short-term capital gain or loss. If a shareholder fails to make the election or is not able to identify the holding periods of the shares sold, the shareholder will have a split holding period in the shares sold. Under such circumstances, a shareholder will be required to determine its holding period in the shares sold by first determining the portion of its entire interest in a Fund that would give rise to long-term capital gain or loss if its entire interest were sold and the portion that would give rise to short-term capital gain or loss if the entire interest were sold. The shareholder would then treat each share sold as giving rise to long-term capital gain or loss and short-term capital gain or loss in the same proportions as if it had sold its entire interest in a Fund.

Under Section 751 of the Code, a portion of a shareholder’s gain or loss from the sale of shares (regardless of the holding period for such shares), will be separately computed and taxed as ordinary income or loss to the extent attributable to “unrealized receivables” or “inventory” owned by a Fund. The term “unrealized receivables” includes, among other things, market discount bonds and short-term debt instruments to the extent such items would give rise to ordinary income if sold by a Fund.

If some or all of your shares are lent by your broker or other agent to a third party - for example, for use by the third party in covering a short sale - you may be considered as having made a taxable disposition of the loaned shares, in which case:

●	you may recognize taxable gain or loss to the same extent as if you had sold the shares for cash;

●	any of a Fund’s income, gain, loss or deduction allocable to those shares during the period of the loan will not be reportable by you for tax purposes; and

●	any distributions you receive with respect to the shares will be fully taxable, most likely as ordinary income.

Shareholders desiring to avoid these and other possible consequences of a deemed disposition of their shares should consider modifying any applicable brokerage account agreements to prohibit the lending of their shares.

Other Tax Matters

Information Reporting. Each Fund reports tax information to the beneficial owners of shares. Shareholders who have become additional shareholders are treated as partners for federal income tax purposes. The IRS has ruled that assignees of partnership interests who have not been admitted to a partnership as partners but who have the capacity to exercise substantial dominion and control over the assigned partnership interests will be considered partners for federal income tax purposes. On the basis of such ruling, except as otherwise provided herein, we treat the following persons as partners for federal income tax purposes: (1) assignees of shares who are pending admission as shareholders, and (2) shareholders whose shares are held in street name or by another nominee and who have the right to direct the nominee in the exercise of all substantive rights attendant to the ownership of their shares. Each Fund will furnish shareholders each year with tax information on IRS Schedule K-1 (Form 1065), which will be used by the shareholders in completing their tax returns.

Persons who hold an interest in a Fund as a nominee for another person are required to furnish to us the following information to the Fund: (1) the name, address and taxpayer identification number of the beneficial owner and the nominee; (2) whether the beneficial owner is (a) a person that is not a U.S. person, (b) a foreign government, an international organization or any wholly-owned agency or instrumentality of either of the foregoing, or (c) a tax-exempt entity; (3) the amount and description of shares acquired or transferred for the beneficial owner; and (4) certain information including the dates of acquisitions and transfers, means of acquisitions and transfers, and acquisition cost for purchases, as well as the amount of net proceeds from sales. Brokers and financial institutions are required to furnish additional information, including whether they are U.S. persons and certain information on shares they acquire, hold or transfer for their own account. A penalty of $100 per failure, up to a maximum of $1,500,000 per calendar year, is imposed by the Code, as amended for failure to report such information to us, which penalty amounts could be higher if the nominee intentionally disregards the requirement to report correct information. The nominee is required to supply the beneficial owner of the shares with the information furnished to us.

Partnership Audit Procedures. The IRS may audit the federal income tax returns filed by the Funds. Adjustments resulting from any such audit may require each shareholder to adjust a prior year’s tax liability and could result in an audit of the shareholder’s own return. Any audit of a shareholder’s return could result in adjustments of non-partnership items as well as the Fund items. Partnerships are generally treated as separate entities for purposes of federal tax audits, judicial review of administrative adjustments by the IRS, and tax settlement proceedings. The tax treatment of partnership items of income, gain, loss and deduction are determined at the partnership level in a unified partnership proceeding rather than in separate proceedings with the shareholders. Recent tax legislation has substantially amended the unified audit procedures applicable to partnerships. Under the revised rules, there is an increased centralization of the administrative process, including a provision that generally requires that the payment of additional taxes resulting from an IRS examination of the partnership’s returns be made at the partnership level. Extensive proposed regulations have been promulgated interpreting these new provisions.

Tax Shelter Disclosure Rules. In certain circumstances the Code and Treasury Regulations require that the IRS be notified of taxable transactions through a disclosure statement attached to a taxpayer’s United States federal income tax return. In addition, certain “material advisers” must maintain a list of persons participating in such transactions and furnish the list to the IRS upon written request. These disclosure rules may apply to transactions irrespective of whether they are structured to achieve particular tax benefits. They could require disclosure by a Fund or shareholders (1) if a shareholder incurs a loss in excess of a specified threshold from a sale or redemption of its shares, (2) if the Fund engages in transactions producing differences between its taxable income and its income for financial reporting purposes, or (3) possibly in other circumstances. While these rules generally do not require disclosure of a loss recognized on the disposition of an asset in which the taxpayer has a “qualifying basis” (generally a basis equal to the amount of cash paid by the taxpayer for such asset), they apply to a loss recognized with respect to interests in a pass-through entity, such as the shares, even if the taxpayer’s basis in such interests is equal to the amount of cash it paid. In addition, under recently enacted legislation, significant penalties may be imposed in connection with a failure to comply with these reporting requirements. Investors should consult their own tax advisors concerning the application of these reporting requirements to their specific situation.

Tax-Exempt Organizations. Subject to numerous exceptions, qualified retirement plans and individual retirement accounts, charitable organizations and certain other organizations that otherwise are exempt from federal income tax (collectively “exempt organizations”) nonetheless are subject to the tax on unrelated business taxable income (“UBTI”). Generally, UBTI means the gross income derived by an exempt organization from a trade or business that it regularly carries on, the conduct of which is not substantially related to the exercise or performance of its exempt purpose or function, less allowable deductions directly connected with that trade or business. If a Fund were to regularly carry on (directly or indirectly) a trade or business that is unrelated with respect to an exempt organization shareholder, then in computing its UBTI, the shareholder must include its share of (1) the Fund’s gross income from the unrelated trade or business, whether or not distributed, and (2) the Fund’s allowable deductions directly connected with that gross income.

UBTI generally does not include dividends, interest, or payments with respect to securities loans and gains from the sale of property (other than property held for sale to customers in the ordinary course of a trade or business). Nonetheless, income on, and gain from the disposition of, “debt-financed property” is UBTI. Debt-financed property generally is income-producing property (including securities), the use of which is not substantially related to the exempt organization’s tax-exempt purposes, and with respect to which there is “acquisition indebtedness” at any time during the taxable year (or, if the property was disposed of during the taxable year, the 12-month period ending with the disposition). Acquisition indebtedness includes debt incurred to acquire property, debt incurred before the acquisition of property if the debt would not have been incurred but for the acquisition, and debt incurred subsequent to the acquisition of property if the debt would not have been incurred but for the acquisition and at the time of acquisition the incurrence of debt was foreseeable. The portion of the income from debt-financed property attributable to acquisition indebtedness is equal to the ratio of the average outstanding principal amount of acquisition indebtedness over the average adjusted basis of the property for the year. Each Fund expects to use leverage, and so investments in a Fund might result in UBTI for a tax-exempt investor. In addition, an exempt organization shareholder that incurs acquisition indebtedness to purchase its shares in a Fund may have UBTI.

The federal tax rate applicable to an exempt organization shareholder on its UBTI generally will be either the corporate or trust tax rate, depending upon the shareholder’s form of organization. Each Fund may report to each such shareholder information as to the portion, if any, of the shareholder’s income and gains from a Fund for any year that will be treated as UBTI; the calculation of that amount is complex, and there can be no assurance that the Fund’s calculation of UBTI will be accepted by the Service. An exempt organization shareholder will be required to make payments of estimated federal income tax with respect to its UBTI.

Regulated Investment Companies. Under recently enacted legislation, interests in and income from “qualified publicly traded partnerships” satisfying certain gross income tests are treated as qualifying assets and income, respectively, for purposes of determining eligibility for regulated investment company (“RIC”) status. A RIC may invest up to 25% of its assets in interests in qualified publicly traded partnerships. The determination of whether a publicly traded partnership such as a Fund is a qualified publicly traded partnership is made on an annual basis. Each Fund expects to be a qualified publicly traded partnership in each of its taxable years. However, such qualification is not assured.

Non-U.S. Shareholders

Generally, non-U.S. persons who derive U.S. source income or gain from investing or engaging in a U.S. business are taxable on two categories of income. The first category consists of amounts that are fixed, determinable, annual and periodic income, such as interest, dividends and rent that are not connected with the operation of a U.S. trade or business (“FDAP”). The second category is income that is effectively connected with the conduct of a U.S. trade or business (“ECI”). FDAP income (other than interest that is considered “portfolio interest”) is generally subject to a 30% withholding tax, which may be reduced for certain categories of income by a treaty between the U.S. and the recipient’s country of residence. In contrast, ECI is generally subject to U.S. tax on a net basis at graduated rates upon the filing of a U.S. tax return. Where a non-U.S. person has ECI as a result of an investment in a partnership, the ECI is subject to a withholding tax at a rate of 37% for individual shareholders and a rate of 21% for corporate shareholders.

Withholding on Allocations and Distributions. The Code provides that a non-U.S. person who is a partner in a partnership that is engaged in a U.S. trade or business during a taxable year will also be considered to be engaged in a U.S. trade or business during that year. Classifying an activity by a partnership as an investment or an operating business is a factual determination. Under certain safe harbors in the Code, an investment fund whose activities consist of trading in stocks, securities, or commodities for its own account generally will not be considered to be engaged in a U.S. trade or business unless it is a dealer is such stocks, securities, or commodities. This safe harbor applies to investments in commodities only if the commodities are of a kind customarily dealt in on an organized commodity exchange and if the transaction is of a kind customarily consummated at such place. Although the matter is not free from doubt, each Fund believes that the activities directly conducted by the Fund do not result in the Fund being engaged in a trade or business within in the United States. However, there can be no assurance that the IRS would not successfully assert that a Fund’s activities constitute a U.S. trade or business.

In the event that a Fund’s activities were considered to constitute a U.S. trade or business, the Fund would be required to withhold at the highest rate specified in Code section 1 (currently 37%) on distributions of its income to individual Non-U.S. Shareholders and the highest rate specified in Code section 11(b) (currently 21%) on distributions of its income to corporate Non-U.S. Shareholders, when such income is distributed. A non-U.S. shareholder with ECI will generally be required to file a U.S. federal income tax return, and the return will provide the non-U.S. shareholder with the mechanism to seek a refund of any withholding in excess of such shareholder’s actual U.S. federal income tax liability. Any amount withheld by a Fund on behalf of a non-U.S. shareholder will be treated as a distribution to the non-U.S. shareholder to the extent possible. In some cases, a Fund may not be able to match the economic cost of satisfying its withholding obligations to a particular non-U.S. shareholder, which may result in such cost being borne by the Fund, generally, and accordingly, by all shareholders.

If a Fund is not treated as engaged in a U.S. trade or business, a non-U.S. shareholder may nevertheless be treated as having FDAP income, which would be subject to a 30% withholding tax (possibly subject to reduction by treaty), with respect to some or all of its distributions from the Fund or its allocable share of the Fund income. Amounts withheld on behalf of a non-U.S. shareholder will be treated as being distributed to such shareholder.

To the extent any interest income allocated to a non-U.S. shareholder that otherwise constitutes FDAP is considered “portfolio interest,” neither the allocation of such interest income to the non-U.S. shareholder nor a subsequent distribution of such interest income to the non-U.S. shareholder will be subject to withholding, provided that the non-U.S. shareholder is not otherwise engaged in a trade or business in the U.S. and provides a Fund with a timely and properly completed and executed IRS Form W-8BEN or other applicable form. In general, “portfolio interest” is interest paid on debt obligations issued in registered form, unless the “recipient” owns 10% or more of the voting power of the issuer.

It is anticipated that most of each Fund’s interest income will qualify as “portfolio interest.” In order for a Fund to avoid withholding on any interest income allocable to non-U.S. shareholders that would qualify as “portfolio interest,” it will be necessary for all non-U.S. shareholders to provide the Fund with a timely and properly completed and executed Form W-8BEN (or other applicable form). If a non-U.S. shareholder fails to provide a properly completed Form W-8BEN, the Sponsor may request that the non-U.S. shareholder provide, within 15 days after the request by the Sponsor, a properly completed Form W-8BEN. If a non-U.S. shareholder fails to comply with this request, the shares owned by such non-U.S. shareholder will be subject to redemption.

Gain from Sale of Shares. Gain from the sale or exchange of the shares may be taxable to a non-U.S. shareholder if the non-U.S. shareholder is a nonresident alien individual who is present in the U.S. for 183 days or more during the taxable year. In such case, the nonresident alien individual will be subject to a 30% withholding tax on the amount of such individual’s gain.

Branch Profits Tax on Corporate Non-U.S. Shareholders. In addition to the taxes noted above, any non-U.S. shareholders that are corporations may also be subject to an additional tax, the branch profits tax, at a rate of 30%. The branch profits tax is imposed on a non-U.S. corporation’s dividend equivalent amount, which generally consists of the corporation’s after-tax earnings and profits that are effectively connected with the corporation’s U.S. trade or business but are not reinvested in a U.S. business. This tax may be reduced or eliminated by an income tax treaty between the United States and the country in which the non-U.S. shareholder is a “qualified resident.”

Certain information reporting and withholding requirement. Legislation that became generally effective after June 30, 2014, generally imposes a 30% withholding tax on payments of certain types of income to foreign financial institutions that fail to enter into an agreement with the United States Treasury to report certain required information with respect to accounts held by U.S. persons (or held by foreign entities that have U.S. persons as substantial owners). The types of income subject to the tax include U.S.-source interest and dividends. The information required to be reported includes the identity and taxpayer identification number of each account holder that is a U.S. person and transaction activity within the holder’s account. In addition, subject to certain exceptions, this legislation also imposes a 30% withholding tax on payments to foreign entities that are not financial institutions unless the foreign entity certifies that it does not have a greater than 10% U.S. owner or provides the withholding agent with identifying information on each greater than 10% U.S. owner. Depending on the status of a non-U.S. shareholder and the status of the intermediaries through which it holds shares, a non-U.S. shareholder could be subject to this 30% withholding tax with respect to distributions on its shares. Under certain circumstances, a non-U.S. shareholder might be eligible for refund or credit of such taxes.

Prospective non-U.S. shareholders should consult their tax advisor with regard to these and other issues unique to non-U.S. shareholders.

Other Tax Considerations

In addition to federal income taxes, shareholders may be subject to other taxes, such as state and local income taxes, unincorporated business taxes, business franchise taxes, and estate, inheritance or intangible taxes that may be imposed by the various jurisdictions in which a Fund does business or owns property or where the shareholders reside. Although an analysis of those various taxes is not presented here, each prospective shareholder should consider their potential impact on its investment in a Fund. It is each shareholder’s responsibility to file the appropriate U.S. federal, state, local, and foreign tax returns. Sullivan & Worcester LLP has not provided an opinion concerning any aspects of state, local or foreign tax or U.S. federal tax other than those U.S. federal income tax issues discussed herein.

Investment by ERISA Accounts

General

Most employee benefit plans and individual retirement accounts (“IRAs”) are subject to the Employee Retirement Income Security Act of 1974, as amended (“ERISA”) or the Code, or both. This section discusses certain considerations that arise under ERISA and the Code that a fiduciary of an employee benefit plan as defined in ERISA or a plan as defined in Section 4975 of the Code who has investment discretion should take into account before deciding to invest the plan’s assets in the Fund. Employee benefit plans and plans are collectively referred to below as plans, and fiduciaries with investment discretion are referred to below as plan fiduciaries.

This summary is based on the provisions of ERISA and the Code as of the date hereof. This summary is not intended to be complete, but only to address certain questions under ERISA and the Code likely to be raised by your advisors. The summary does not include state or local law.

Potential plan investors are urged to consult with their own professional advisors concerning the appropriateness of an investment in a Fund and the manner in which shares should be purchased.

Special Investment Considerations

Each plan fiduciary must consider the facts and circumstances that are relevant to an investment in a Fund, including the role that an investment in the Fund would play in the plan’s overall investment portfolio. Each plan fiduciary, before deciding to invest in a Fund, must be satisfied that the investment is prudent for the plan, that the investments of the plan are diversified so as to minimize the risk of large losses and that an investment in the Fund complies with the terms of the plan.

The Fund and Plan Assets

A regulation issued under ERISA contains rules for determining when an investment by a plan in an equity interest of a Delaware business trust will result in the underlying assets of the Delaware business trust being deemed plan assets for purposes of ERISA and Section 4975 of the Code. Those rules provide that assets of a Delaware business trust will not be plan assets of a plan that purchases an equity interest in the Delaware business trust if the equity interest purchased is a publicly-offered security. If the underlying assets of a Delaware business trust are considered to be assets of any plan for purposes of ERISA or Section 4975 of the Code, the operations of that Delaware business trust would be subject to and, in some cases, limited by, the provisions of ERISA and Section 4975 of the Code.

The publicly-offered security exception described above applies if the equity interest is a security that is:

1.	freely transferable (determined based on the relevant facts and circumstances);

2.	part of a class of securities that is widely held (meaning that the class of securities is owned by 100 or more investors independent of the issuer and of each other); and

3.	either (a) part of a class of securities registered under Section 12(b) or 12(g) of the Exchange Act or (b) sold to the plan as part of a public offering pursuant to an effective registration statement under the Securities Act of 1933 and the class of which such security is a part is registered under the Exchange Act within 120 days (or such later time as may be allowed by the SEC) after the end of the fiscal year of the issuer in which the offering of such security occurred.

The plan asset regulations under ERISA state that the determination of whether a security is freely transferable is to be made based on all the relevant facts and circumstances. In the case of a security that is part of an offering in which the minimum investment is $10,000 or less, the following requirements, alone or in combination, ordinarily will not affect a finding that the security is freely transferable: (1) a requirement that no transfer or assignment of the security or rights relating to the security be made that would violate any federal or state law, (2) a requirement that no transfer or assignment be made without advance written notice given to the entity that issued the security, and (3) any restriction on the substitution of assignee as a shareholder of a partnership, including a general partner consent requirement, provided that the economic benefits of ownership of the assignor may be transferred or assigned without regard to such restriction or consent (other than compliance with any of the foregoing restrictions).

The Sponsor believes that the conditions described above are satisfied with respect to the shares. The Sponsor believes that the shares therefore constitute publicly-offered securities, and the underlying assets of a Fund are not considered to constitute plan assets of any plan that purchases shares.

Prohibited Transactions

ERISA and the Code generally prohibit certain transactions involving the plan and persons who have certain specified relationships to the plan.

In general, shares may not be purchased with the assets of a plan if the Sponsor, the clearing brokers, the trading advisors (if any), or any of their affiliates, agents or employees either:

●	exercise any discretionary authority or discretionary control with respect to management of the plan;

●	exercise any authority or control with respect to management or disposition of the assets of the plan;

●	render investment advice for a fee or other compensation, direct or indirect, with respect to any moneys or other property of the plan;

●	have any authority or responsibility to render investment advice with respect to any monies or other property of the plan; or

●	have any discretionary authority or discretionary responsibility in the administration of the plan.

Also, a prohibited transaction may occur under ERISA or the Code when circumstances indicate that (1) the investment in a share is made or retained for the purpose of avoiding application of the fiduciary standards of ERISA, (2) the investment in a share constitutes an arrangement under which a Fund is expected to engage in transactions that would otherwise be prohibited if entered into directly by the plan purchasing the share, (3) the investing plan, by itself, has the authority or influence to cause a Fund to engage in such transactions, or (4) a person who is prohibited from transacting with the investing plan may, but only with the aid of certain of its affiliates and the investing plan, cause a Fund to engage in such transactions with such person.

Special IRA Rules

IRAs are not subject to ERISA’ s fiduciary standards, but are subject to their own rules, including the prohibited transaction rules of Section 4975 of the Code, which generally mirror ERISA’s prohibited transaction rules. For example, IRAs are subject to special custody rules and must maintain a qualifying IRA custodial arrangement separate and distinct from the Fund and its custodial arrangement. Otherwise, if a separate qualifying custodial arrangement is not maintained, an investment in the shares will be treated as a distribution from the IRA. Second, IRAs are prohibited from investing in certain commingled investments, and the Sponsor makes no representation regarding whether an investment in shares is an inappropriate commingled investment for an IRA. Third, in applying the prohibited transaction provisions of Section 4975 of the Code, in addition to the rules summarized above, the individual for whose benefit the IRA is maintained is also treated as the creator of the IRA. For example, if the owner or beneficiary of an IRA enters into any transaction, arrangement, or agreement involving the assets of his or her IRA to benefit the IRA owner or beneficiary (or his or her relatives or business affiliates) personally, or with the understanding that such benefit will occur, directly or indirectly, such transaction could give rise to a prohibited transaction that is not exempted by any available exemption. Moreover, in the case of an IRA, the consequences of a non-exempt prohibited transaction are that the IRA’s assets will be treated as if they were distributed, causing immediate taxation of the assets (including any early distribution penalty tax applicable under Section 72 of the Code), in addition to any other fines or penalties that may apply.

Exempt Plans

Certain employee benefit plans may be governmental plans or church plans. Governmental plans and church plans are generally not subject to ERISA, nor do the above-described prohibited transaction provisions described above apply to them. These plans are, however, subject to prohibitions against certain related-party transactions under Section 503 of the Code, which operate similar to the prohibited transaction rules described above. In addition, the fiduciary of any governmental or church plan must consider any applicable state or local laws and any restrictions and duties of common law imposed upon the plan.

No view is expressed as to whether an investment in a Fund (and any continued investment in the Fund), or the operation and administration of the Fund, is appropriate or permissible for any governmental plan or church plan under Code Section 503, or under any state, county, local or other law relating to that type of plan.

Allowing an investment in a Fund is not to be construed as a representation by the Fund, the Sponsor, any trading advisor, any clearing broker, the Distributor or legal counsel or other advisors to such parties or any other party that this investment meets some or all of the relevant legal requirements with respect to investments by any particular plan or that this investment is appropriate for any such particular plan. The person with investment discretion should consult with the plan’s attorney and financial advisors as to the propriety of an investment in a Fund in light of the circumstances of the particular plan, current tax law and ERISA.

Form of Shares

Registered Form

Fund shares are issued in registered form in accordance with the Trust Agreement. U.S. Bank has been appointed registrar and transfer agent for the purpose of transferring shares in certificated form. U.S. Bank keeps a record of all limited partners and holders of the shares in certificated form in the registry (the “Register”). The Sponsor recognizes transfers of shares in certificated form only if done in accordance with the Trust Agreement. The beneficial interests in such shares are held in book-entry form through participants and/or accountholders in the DTC.

Book Entry

Individual certificates are not issued for the shares. Instead, shares are represented by one or more global certificates, which are deposited by the Administrator with, or on behalf of, DTC and registered in the name of Cede & Co., as nominee for DTC. The global certificates evidence all of the shares outstanding at any time. Shareholders are limited to (1) participants in DTC such as banks, brokers, dealers and trust companies (“DTC Participants”), (2) banks, brokers, dealers and trust companies who maintain, either directly or indirectly, a custodial relationship with, or clear through, a DTC Participant (“Indirect Participants”), and (3) persons holding interests in the shares through DTC Participants or Indirect Participants, in each case who satisfy the requirements for transfers of shares.

Shareholders will be shown on, and the transfer of shares will be effected only through, in the case of DTC Participants, the records maintained by the Depository and, in the case of Indirect Participants and Shareholders holding through a DTC Participant or an Indirect Participant, through those records or the records of the relevant DTC Participants or Indirect Participants. Shareholders are expected to receive, from or through the broker or bank that maintains the account through which the shareholders has purchased shares, a written confirmation relating to their purchase of shares.

DTC

DTC has advised us as follows. It is a limited purpose trust company organized under the laws of the State of New York and is a member of the Federal Reserve System, a “clearing corporation” within the meaning of the New York Uniform Commercial Code and a “clearing agency” registered pursuant to the provisions of Section 17A of the Exchange Act. DTC holds securities for DTC Participants and facilitates the clearance and settlement of transactions between DTC Participants through electronic book-entry changes in accounts of DTC Participants.

Transfer of Shares

The shares are only transferable through the book-entry system of DTC. Shareholders who are not DTC Participants may transfer their shares through DTC by instructing the DTC Participant holding their shares (or by instructing the Indirect Participant or other entity through which their shares are held) to transfer the shares. Transfers are made in accordance with standard securities industry practice.

Transfers of interests in shares with DTC are made in accordance with the usual rules and operating procedures of DTC and the nature of the transfer. DTC has established procedures to facilitate transfers among the participants and/or accountholders of DTC. Because DTC can only act on behalf of DTC Participants, who in turn act on behalf of Indirect Participants, the ability of a person or entity having an interest in a global certificate to pledge such interest to persons or entities that do not participate in DTC, or otherwise take actions in respect of such interest, may be affected by the lack of a certificate or other definitive document representing such interest.

DTC has advised us that it will take any action permitted to be taken by a shareholder (including, without limitation, the presentation of a global certificate for exchange) only at the direction of one or more DTC Participants in whose account with DTC interests in global certificates are credited and only in respect of such portion of the aggregate principal amount of the global certificate as to which such DTC Participant or Participants has or have given such direction.

Calculating NAV

Each Fund’s NAV is calculated by:

●	Taking the current market value of its total assets;

●	Subtracting any liabilities; and

●	Dividing that total by the total number of outstanding shares.

The Administrator calculates the NAV of a Fund once each NYSE Arca trading day. The NAV for a particular trading day is released after 4:15 p.m. E.T. The NAV in respect of a Fund means the total assets of that Fund including, but not limited to, all cash and cash equivalents or other debt securities less total liabilities of such Fund, consistently applied under the accrual method of accounting. In particular, the NAV includes any unrealized profit or loss on open futures contracts (and Financial Instruments, if any), and any other credit or debit accruing to a Fund but unpaid or not received by a Fund. The NAV per Share of a Fund is computed by dividing the value of the net assets of such Fund (i.e., the value of its total assets less total liabilities) by its total number of Shares outstanding. Expenses and fees are accrued daily and taken into account for purposes of determining the NAV. Each Fund’s NAV is calculated on each day other than a day when NYSE Arca is closed for regular trading. The Funds compute their NAV only once each trading day as of 4:15 p.m. E.T. (the “NAV Calculation Time”), or an earlier time as set forth on www.[   ].com. For example, a Fund may calculate its NAV as of an earlier time if NYSE Arca or other exchange material to the valuation or operation of such Fund closes early.

In calculating the NAV of a Fund, futures contracts traded on a U.S. exchange are calculated at their then current market value, which typically is based upon the settlement price or the last traded price before the NAV time for that particular futures contract. The value of a Fund’s non-exchange-traded Financial Instruments typically is determined by applying the then-current disseminated levels for the Index to the terms of such Fund’s non-exchange-traded Financial Instruments.

In certain circumstances (e.g., if the Sponsor believes market quotations do not accurately reflect the fair value of a Fund investment, or a trading halt closes an exchange or market early), the Sponsor may, in its sole discretion, choose to determine a fair value price as the basis for determining the market value of such investment for such day. Such fair value prices would generally be determined based on available inputs about the current value of the underlying SPIKES futures contract and would be based on principles that the Sponsor deems fair and equitable.

The Funds may use a variety of money market instruments. Money market instruments generally will be valued using market prices or at amortized cost.

In addition, in order to provide updated information relating to a Fund for use by investors and market professionals, an updated indicative fund value (“IFV”) is made available through on-line information services throughout the core trading session hours of 9:30 a.m. E.T. to 4:00 p.m. E.T. on each trading day. The IFV is calculated by using the prior day’s closing NAV per share of a Fund as a base and updating throughout the trading day changes in the value of the Financial Instruments held by a Fund. The IFV disseminated during NYSE Arca core trading session hours should not be viewed as an actual real time update of the NAV, because the NAV is calculated only once at the end of each trading day based upon the relevant end of day values of the Funds’ investments.

The IFV is disseminated on a per share basis every 15 seconds during regular NYSE Arca core trading session hours. The Shares of each Fund trade on NYSE Arca from 9:30 a.m. to 4:00 p.m. E.T. The SPIKES futures contracts in which the Funds invest may be traded throughout the day, including between 4:00 p.m. and 4:15 p.m. As a result, during the time when NYSE Arca is closed for trading but before the determination of NAV, there could be market developments or other events that cause or exacerbate the difference between the price of the Shares of a Fund in the secondary market and the NAV of such Shares or otherwise have a negative impact on the value of an investment in the Shares. In addition, U.S. Treasuries and money market instruments held by a Fund will be valued by the Administrator, using rates and points received from client-approved third party vendors (such as Reuters and WM Company) and broker-dealer quotes. These investments will not be included in the IFV.

The NYSE Arca disseminates the IFV through the facilities of CTA/CQ High Speed Lines. In addition, the IFV is published on the NYSE Arca’s website and is available through on-line information services such as Bloomberg and Reuters.

Dissemination of the IFV provides additional information that is not otherwise available to the public and is useful to investors and market professionals in connection with the trading of a Fund’s shares on the NYSE Arca. Investors and market professionals are able throughout the trading day to compare the market price of a Fund’s shares and the IFV. If the market price of a Fund’s shares diverges significantly from the IFV, market professionals will have an incentive to execute arbitrage trades. For example, if a Fund’s shares appears to be trading at a discount compared to the IFV, a market professional could buy the Fund shares on the NYSE Arca and take the opposite position in Financial Instruments. Such arbitrage trades can tighten the tracking between the market price of a Fund’s shares and the IFV and thus can be beneficial to all market participants.

Inter-Series Limitation on Liability

Because the Trust was established as a Delaware statutory trust, each of the Funds and each other series that may be established under the Trust in the future will be operated so that it will be liable only for obligations attributable to such series and will not be liable for obligations of any other series or affected by losses of any other series. If any creditor or shareholder of any particular series (such as a Fund) asserts against the series a valid claim with respect to its indebtedness or shares, the creditor or shareholder will only be able to obtain recovery from the assets of that series and not from the assets of any other series or the Trust generally. The assets of a Fund and any other series will include only those funds and other assets that are paid to, held by or distributed to the series on account of and for the benefit of that series, including, without limitation, amounts delivered to the Trust for the purchase of shares in a series. This limitation on liability is referred to as the “Inter-Series Limitation on Liability.” The Inter-Series Limitation on Liability is expressly provided for under the Delaware Statutory Trust Act, which provides that if certain conditions (as set forth in Section 3804(a)) are met, then the debts of any particular series will be enforceable only against the assets of such series and not against the assets of any other series or the Trust generally.

The existence of a Trustee should not be taken as an indication of any additional level of management or supervision over a Fund. Consistent with Delaware law, the Trustee acts in an entirely passive role, delegating all authority for the management and operation of the Funds and the Trust to the Sponsor. The Trustee does not provide custodial services with respect to the assets of the Funds.

Creation and Redemption of Shares

Each Fund creates and redeems shares from time to time, but only in one or more Creation Units or Redemption Units (together, “Units”). A Unit consists of 25,000 shares. The creation and redemption of Units are made in exchange for delivery to a Fund or the distribution by a Fund of the amount of cash represented by the Units being created or redeemed, the amount of which is based on the combined NAV of the number of shares included in the Units being created or redeemed determined as of 4:15 p.m. E.T. on the day the order to create or redeem Units is properly received.

If permitted by the Sponsor in its sole discretion with respect to a Fund, an Authorized Participant may also agree to enter into or arrange for an exchange of a futures contract for related position (“EFCRP”) or block trade with the relevant Fund whereby the Authorized Participant would also transfer to such Fund a number and type of exchange-traded futures contracts at or near the closing settlement price for such contracts on the purchase order date. Similarly, the Sponsor in its sole discretion may agree with an Authorized Participant to use an EFCRP to effect an order to redeem Units.

An EFCRP is a technique permitted by the rules of certain futures exchanges that, as utilized by a Fund in the Sponsor’s discretion, would allow such Fund to take a position in a futures contract from an Authorized Participant, or give futures contracts to an Authorized Participant, in the case of a redemption, rather than to enter the futures exchange markets to obtain such a position. An EFCRP by itself will not change either party’s net risk position materially. Because the futures position that a Fund would otherwise need to take in order to meet its investment objective can be obtained without unnecessarily impacting the financial or futures markets or their pricing, EFCRPs can generally be viewed as transactions beneficial to a Fund. A block trade is a technique that permits a Fund to obtain a futures position without going through the market auction system and can generally be viewed as a transaction beneficial to the Fund.

“Authorized Participants” are the only persons that may place orders to create and redeem Units. Authorized Participants must be (1) registered broker-dealers or other securities market participants, such as banks and other financial institutions, that are not required to register as broker- dealers to engage in securities transactions described below, and (2) DTC Participants. To become an Authorized Participant, a person must enter into an Authorized Participant Agreement with the Sponsor. The Authorized Participant Agreement provides the procedures for the creation and redemption of Units and for the delivery of the cash required for such creation and redemptions. The Authorized Participant Agreement and the related procedures attached thereto may be amended by a Fund, without the consent of any limited partner or shareholder or Authorized Participant. Authorized Participants will pay a transaction fee of $[   ] to the Custodian for each order they place to create or redeem one or more Units. Authorized Participants also may pay a variable transaction fee to a Fund of up to 0.[   ]% of the value of the Unit that is purchased or redeemed unless the transaction fee is waived or otherwise adjusted by the Sponsor. The Sponsor provides such Authorized Participant with prompt notice in advance of any such waiver or adjustment of the transaction fee. Authorized Participants may sell the Shares included in the Units they purchase from the Funds to other investors. Authorized Participants who make deposits with a Fund in exchange for Units receive no fees, commissions or other form of compensation or inducement of any kind from either the Funds or the Sponsor, and no such person will have any obligation or responsibility to the Sponsor or a Fund to effect any sale or resale of shares.

Each Authorized Participant is required to be registered as a broker-dealer under the Exchange Act and is a member in good standing with FINRA, or exempt from being or otherwise not required to be registered as a broker-dealer or a member of FINRA, and qualified to act as a broker or dealer in the states or other jurisdictions where the nature of its business so requires. Certain Authorized Participants may also be regulated under federal and state banking laws and regulations. Each Authorized Participant has its own set of rules and procedures, internal controls and information barriers as it determines is appropriate in light of its own regulatory regime.

Authorized Participants may act for their own accounts or as agents for broker-dealers, custodians and other securities market participants that wish to create or redeem Units.

Persons interested in purchasing Creation Units should contact the Sponsor or the Administrator to obtain the contact information for the Authorized Participants. Shareholders who are not Authorized Participants are only able to redeem their Shares through an Authorized Participant.

Under the Authorized Participant Agreement, the Sponsor has agreed to indemnify the Authorized Participants against certain liabilities, including liabilities under the 1933 Act, and to contribute to the payments the Authorized Participants may be required to make in respect of those liabilities.

The following description of the procedures for the creation and redemption of Units is only a summary and an investor should refer to the relevant provisions of the Trust Agreement and the form of Authorized Participant Agreement for more detail.

Creation Procedures

On any business day, an Authorized Participant may place an order with the Transfer Agent, and accepted by the Distributor, to create one or more Units. For purposes of processing purchase and redemption orders for a Fund, a “business day” means any day other than a day when any of NYSE Arca, the New York Stock Exchange, MGEX or other exchange material to the valuation or operation of the applicable Fund, or the calculation of the SPIKES Index, options contracts underlying the SPIKES Index, SPIKES futures contracts or the Index is closed for regular trading. Purchase orders must be placed by 2:00 p.m. E.T. or the close of the core trading session on the NYSE Arca, whichever is earlier. The day on which a valid purchase order is received in accordance with the terms of the “Authorized Participant Agreement” is referred to as the purchase order date. Purchase orders are irrevocable. By placing a purchase order, and prior to delivery of the applicable Units, an Authorized Participant’s DTC account will be charged the non-refundable transaction fee due for the purchase order.

Determination of Required Payment

The total payment required to create each Creation Unit is the NAV of 25,000 shares on the purchase order date, but only if the required payment is timely received.

Because orders to purchase Creation Units must be placed no later than 2:00 p.m. E.T., but the total payment required to create a Creation Unit typically will not be determined until 4:15 p.m. E.T., on the date the purchase order is received, Authorized Participants will not know the total amount of the payment required to create a Creation Unit at the time they submit an irrevocable purchase order. The NAV and the total amount of the payment required to create a Creation Unit could rise or fall substantially between the time an irrevocable purchase order is submitted and the time the amount of the purchase price in respect thereof is determined.

Delivery of Cash

Cash required for settlement will typically be transferred to the Custodian through: (1) the Continuous Net Settlement (the “CNS”) clearing process of NSCC, as such processes have been enhanced to effect creations and redemptions of Creation Units; or (2) the facilities of DTC on a Delivery Versus Payment (“DVP”) basis, which is the procedure in which the buyer’s payment for securities is due at the time of delivery. Security delivery and payment are simultaneous. If the Custodian does not receive the cash by the market close on the first business day following the purchase order date (“T+1”), such order may be charged interest for delayed settlement or cancelled. The Sponsor reserves the right to extend the deadline for the Custodian to receive the cash required for settlement up to the second business day following the purchase order date (“T+2”). In the event a purchase order is cancelled, the Authorized Participant will be responsible for reimbursing a Fund for all costs associated with cancelling the order including costs for repositioning the portfolio. At its sole discretion, the Sponsor may agree to a delivery date other than T+2. Additional fees may apply for special settlement. The Creation Unit will be delivered to the Authorized Participant upon the Custodian’s receipt of the purchase amount.

Delivery of Exchange of Futures Contract for Related Position (“EFCRP”) Futures Contracts or Block Trades

In the event that the Sponsor shall have determined to permit the Authorized Participant to transfer futures contracts pursuant to an EFCRP or to engage in a block trade purchase of futures contracts from the Authorized Participant with respect to a Fund, as well as to deliver cash, in the creation process, futures contracts required for settlement must be transferred directly to a Fund’s account at its FCM. If the cash is not received by the market close on the second business day following the purchase order date (T+2), such order may be charged interest for delayed settlements or cancelled. In the event a purchase order is cancelled, the Authorized Participant will be responsible for reimbursing a Fund for all costs associated with cancelling the order including costs for repositioning the portfolio. At its sole discretion, the Sponsor may agree to a delivery date other than T+2. The Creation Unit will be delivered to the Authorized Participant upon the Custodian’s receipt of the cash purchase amount and the futures contracts.

Suspension of Purchase Orders

In respect of either Fund, the Sponsor may, in its discretion, suspend the right to purchase, or postpone the purchase settlement date: (1) for any period during which any of the NYSE Arca, the New York Stock Exchange, MGEX or other exchange material to the valuation or operation of the Fund is closed or when trading is suspended or restricted on such exchanges in any of the underlying SPIKES futures contracts; (2) for any period during which an emergency exists as a result of which the fulfillment of a purchase order is not reasonably practicable; or (3) for such other period as the Sponsor determines to be necessary for the protection of the shareholders. The Sponsor will not be liable to any person or in any way for any loss or damages that may result from any such suspension or postponement.

Rejection of Purchase Orders

The Sponsor acting by itself or through the Distributor and/or Transfer Agent shall have the absolute right but no obligation to reject a purchase order if:

●	it determines that the purchase order is not in proper form;

●	the Sponsor believes that the purchase order would have adverse tax consequences to a Fund or its shareholders;

●	the acceptance or receipt of the purchase order would, in the opinion of counsel to the Sponsor, be unlawful; or

●	circumstances outside the control of the Sponsor, Distributor, Transfer Agent or Custodian make it, for all practical purposes, not feasible to process creations of Creation Units.

None of the Sponsor, Distributor, Transfer Agent or Custodian will be liable for the rejection of any purchase order.

Redemption Procedures

The procedures by which an Authorized Participant can redeem one or more Units mirror the procedures for the creation of Units. On any business day, an Authorized Participant may place an order with the Transfer Agent, and accepted by the Distributor, to redeem one or more Units. Redemption orders must be placed by 2:00 p.m. E.T. or the close of the core trading session on the NYSE Arca, whichever is earlier. A redemption order so received will be effective on the date it is received in satisfactory form in accordance with the terms of the Authorized Participant Agreement. The redemption procedures allow Authorized Participants to redeem Units and do not entitle an individual shareholder to redeem any shares in an amount less than a Redemption Unit, or to redeem Units other than through an Authorized Participant. The day on which the Distributor receives a valid redemption order is the redemption order date. Redemption orders are irrevocable.

By placing a redemption order, an Authorized Participant agrees to deliver the Units to be redeemed through DTC’s book-entry system to a Fund not later than 12:00 p.m. E.T., on the next business day immediately following the redemption order date (T+1). The Sponsor reserves the right to extend the deadline for a Fund to receive the Creation Units required for settlement up to the second Business Day following the redemption order date (T+2). By placing a redemption order, and prior to receipt of the redemption proceeds, an Authorized Participant’s DTC account will be charged the non-refundable transaction fee due for the redemption order. At its sole discretion, the Sponsor may agree to a delivery date other than T+2. Additional fees may apply for special settlement.

Upon request of an Authorized Participant made at the time of a redemption order, the Sponsor at its sole discretion may determine, in addition to delivering redemption proceeds, to transfer futures contracts to the Authorized Participant pursuant to an EFCRP or to a block trade sale of futures contracts to the Authorized Participant.

Determination of Redemption Proceeds

The redemption proceeds from a Fund consist of the cash redemption amount and, if permitted by the Sponsor in its sole discretion with respect to a Fund, an EFCRP or block trade with the relevant Fund as described above. The redemption proceeds from a Fund consist of a cash redemption amount equal to the NAV of the number of Units requested in the Authorized Participant’s redemption order on the redemption order date, less transaction fees and any amounts attributable to any applicable EFCRP or block trade.

Because orders to redeem Units must be placed no later than 2:00 p.m. E.T., but the total amount of redemption proceeds typically will not be determined until 4:15 p.m. E.T., on the date the redemption order is received, Authorized Participants will not know the total amount of the redemption proceeds at the time they submit an irrevocable redemption order. The NAV and the total amount of redemption proceeds could rise or fall substantially between the time an irrevocable redemption order is submitted and the time the amount of redemption proceeds in respect thereof is determined.

Delivery of Redemption Proceeds

The redemption proceeds due from a Fund will be delivered to the Authorized Participant at 12:00 p.m. E.T., on the second business day immediately following the redemption order date if, by such time on the business day immediately following the redemption order date, the Fund’s DTC account has been credited with the Units to be redeemed. A Fund should be credited through: (1) the CNS clearing process of NSCC, as such processes have been enhanced to effect creations and redemptions of Units; or (2) the facilities of DTC on a DVP basis. If a Fund’s DTC account has not been credited with all of the Units to be redeemed by such time, the redemption distribution is delivered to the extent whole Units are received. Any remainder of the redemption distribution is delivered on the next business day to the extent remaining whole Units are received if (1) the applicable Fund receives the fee applicable to the extension of the redemption distribution date which the Sponsor may, from time to time, determine and (2) the remaining Units to be redeemed are credited to the Fund’s DTC account by 12:00 p.m. E.T., on such next business day. Any further outstanding amount of the redemption order shall be cancelled. The Authorized Participant will be responsible for reimbursing a Fund for all costs associated with cancelling the order including costs for repositioning the portfolio.

The Sponsor may cause the redemption distribution to be delivered notwithstanding that the Units to be redeemed are not credited to a Fund’s DTC account by 12:00 p.m. E.T., on the second business day immediately following the redemption order date if the Authorized Participant has collateralized its obligation to deliver the Units through DTC’s book entry system on such terms as the Sponsor may from time to time determine.

In the event that the Authorized Participant shall have requested, and the Sponsor shall have determined to permit the Authorized Participant to receive futures contracts pursuant to an EFCRP, as well as the cash redemption proceeds, in the redemption process, futures contracts required for settlement shall be transferred directly from a Fund’s account at its FCM to the account of the Authorized Participant at its FCM.

Suspension or Rejection of Redemption Orders

In respect of either Fund, the Sponsor may, in its discretion, suspend the right of redemption, or postpone the redemption settlement date, (1) for any period during which any of the NYSE Arca, the New York Stock Exchange, MGEX or other exchange material to the valuation or operation of the Fund is closed or when trading is suspended or restricted on such exchanges in any of the underlying SPIKES futures contracts; (2) for any period during which an emergency exists as a result of which the redemption distribution is not reasonably practicable; or (3) for such other period as the Sponsor determines to be necessary for the protection of the shareholders. For example, the Sponsor may determine that it is necessary to suspend redemptions to allow for the orderly liquidation of a Fund’s assets at an appropriate value to fund a redemption. If the Sponsor has difficulty liquidating its positions, e.g., because of a market disruption event in the futures markets or a suspension of trading by the exchange where the futures contracts are listed, it may be appropriate to suspend redemptions until such time as such circumstances are rectified. None of the Sponsor, the Distributor, the Transfer Agent, the Administrator, or the Custodian will be liable to any person or in any way for any loss or damages that may result from any such suspension or postponement.

Redemption orders must be made in whole Units. The Sponsor will reject a redemption order if the order is not in proper form as described in the Authorized Participant Agreement or if the fulfillment of the order, in the opinion of its counsel, might be unlawful. The Sponsor may also reject a redemption order if the number of shares being redeemed would reduce the remaining outstanding shares to 50,000 shares (minimum NYSE Arca listing requirement) or less, unless the Sponsor has reason to believe that the placer of the redemption order does in fact possess all the outstanding shares and can deliver them. None of the Sponsor, the Distributor or the Administrator will be liable to any person or in any way for any loss or damages that may result from any such suspension or postponement.

Creation and Redemption Transaction Fee

To compensate a Fund for its expenses in connection with the creation and redemption of Units, an Authorized Participant is required to pay a transaction fee to the Custodian of $[   ] per order to create or redeem Units, regardless of the number of Units in such order, and may pay a variable transaction fee to a Fund of up to 0.[   ]% of the value of a Unit. An order may include multiple Units. The transaction fee may be reduced, increased or otherwise changed by the Sponsor.

Special Settlement

The Sponsor may allow for early settlement of purchase or redemption orders. Such arrangements may result in additional charges to the Authorized Participant.

Tax Responsibility

Authorized Participants are responsible for any transfer tax, sales or use tax, stamp tax, recording tax, value added tax or similar tax or governmental charge applicable to the creation or redemption of Units, regardless of whether or not such tax or charge is imposed directly on the Authorized Participant, and agree to indemnify the Sponsor and a Fund if they are required by law to pay any such tax, together with any applicable penalties, additions to tax and interest thereon.

Secondary Market Transactions

As noted, the Funds create and redeem shares from time to time, but only in one or more Creation Units or Redemption Units. The creation and redemption of Units are only made in exchange for delivery to a Fund or the distribution by the Funds of the amount of cash represented by the Units being created or redeemed, the amount of which will be based on the aggregate NAV of the number of shares included in the Units being created or redeemed determined on the day the order to create or redeem Units is properly received.

As discussed above, Authorized Participants are the only persons that may place orders to create and redeem Units. Authorized Participants must be registered broker-dealers or other securities market participants, such as banks and other financial institutions that are not required to register as broker-dealers to engage in securities transactions. An Authorized Participant is under no obligation to create or redeem Units, and an Authorized Participant is under no obligation to offer to the public shares of any Units it does create. Authorized Participants that do offer to the public shares from the Units they create will do so at per-share offering prices that are expected to reflect, among other factors, the trading price of the shares on the NYSE Arca, the NAV of the Funds at the time the Authorized Participant purchased the Creation Units and the NAV of the shares at the time of the offer of the shares to the public, the supply of and demand for shares at the time of sale, and the liquidity of the futures contract market. The prices of shares offered by Authorized Participants are expected to fall between a Fund’s NAV and the trading price of the shares on the NYSE Arca at the time of sale. Shares initially comprising the same Unit but offered by Authorized Participants to the public at different times may have different offering prices. An order for one or more Units may be placed by an Authorized Participant on behalf of multiple clients. Authorized Participants who make deposits with a Fund in exchange for Units receive no fees, commissions or other form of compensation or inducement of any kind from the Funds or the Sponsor, and no such person has any obligation or responsibility to the Sponsor or the Funds to effect any sale or resale of shares. Shares trade in the secondary market on the NYSE Arca. Shares may trade in the secondary market at prices that are lower or higher relative to their NAV per share. The amount of the discount or premium in the trading price relative to the NAV per share may be influenced by various factors, including the number of investors who seek to purchase or sell shares in the secondary market and the liquidity of the futures contracts market.

There are a minimum number of Units and associated shares specified for the Funds. Once the minimum number of Units is reached, there can be no more Unit redemptions until there has been a Creation Unit. In such case, market makers may be less willing to purchase shares from investors in the secondary market, which may in turn limit the ability of shareholders of the Funds to sell their shares in the secondary market. As of the date of this prospectus these minimum levels for the Funds are 50,000 shares, representing two Units.

All proceeds from the sale of Creation Units will be invested as quickly as practicable in the investments described in this prospectus. The Funds’ cash and investments are held through the Custodian, in accounts with the Funds’ commodity futures brokers or in demand deposits with highly-rated financial institutions. There is no stated maximum time period for the Funds’ operations and the Funds will continue until all shares are redeemed or the Fund is liquidated pursuant to the terms of the Trust Agreement.

There is no specified limit on the maximum number of Creation Units that can be sold, although the Funds may not sell shares in Creation Units if such shares have not been registered with the SEC under an effective registration statement.

Plan of Distribution

Buying and Selling Shares

Most investors buy and sell shares of the Funds in secondary market transactions through brokers. Shares trade on the NYSE Arca under the following ticker symbols:

Fund	Ticker Symbol
ConvexityShares Daily 2x SPIKES Futures ETF	DSPK
ConvexityShares 1x SPIKES Futures ETF	SPKX

Shares are bought and sold throughout the trading day like other publicly traded securities. When buying or selling shares through a broker, most investors incur customary brokerage commissions and charges. Investors are encouraged to review the terms of their brokerage account for details on applicable charges.

Distributor and Authorized Participants

The offering of the Funds’ shares is a best efforts offering. The Funds continuously offer Creation Units consisting of 25,000 shares through the Distributor, to Authorized Participants. All Authorized Participants pay a $[   ] fee for each order to create or redeem one or more Creation Units or Redemption Units.

The Distributor provides statutory distribution services to the Funds. The Funds pay an annual fee for its distribution services equal to [   ]. The activities of the Distributor may result in its being deemed a participant in a distribution in a manner that would render it a statutory underwriter and subject it to the prospectus delivery and liability provisions of the 1933 Act.

The offering of Units is being made in compliance with Conduct Rule 2310 of FINRA. Accordingly, Authorized Participants will not make any sales to any account over which they have discretionary authority without the prior written approval of a purchaser of shares.

The per share price of shares offered in Creation Units on any subsequent day will be the total NAV of the Funds calculated shortly after the close of the core trading session on the NYSE Arca on that day divided by the number of issued and outstanding shares. An Authorized Participant is not required to sell any specific number or dollar amount of shares.

By executing an Authorized Participant Agreement, an Authorized Participant becomes part of the group of parties eligible to purchase Units from, and put Units for redemption to, the Funds. An Authorized Participant is under no obligation to create or redeem Units, and an Authorized Participant is under no obligation to offer to the public shares of any Units it does create. It is expected that after the date of this prospectus, the initial Authorized Participant for each Fund will, subject to certain terms and conditions, make a minimum initial purchase of at least four initial Creation Units of 25,000 Fund shares at an initial price per share of $25.00, equal to $625,000 per Creation Unit. The Funds will not commence trading unless and until its initial Authorized Participant effects the minimum initial purchase.

As of [   ], 2020, the following are or are expected to enter into Authorized Participant Agreements to purchase and sell shares of the Funds:

[To be provided by amendment.]

Because new shares can be created and issued on an ongoing basis, at any point during the life of the Funds, a “distribution,” as such term is used in the 1933 Act, will be occurring. Authorized Participants, other broker-dealers and other persons are cautioned that some of their activities may result in their being deemed participants in a distribution in a manner that could render them statutory underwriters and subject them to the prospectus delivery and liability provisions of the 1933 Act. For example, the initial Authorized Participant will be a statutory underwriter with respect to its initial purchase of Creation Units. In addition, any purchaser who purchases shares with a view towards distribution of such shares may be deemed to be a statutory underwriter. Authorized Participants may also be required to comply with the prospectus-delivery requirements in connection with the sale of shares to customers. For example, an Authorized Participant, other broker-dealer firm or its client may be deemed a statutory underwriter if it purchases a Unit from a Fund, breaks the Unit down into the constituent shares and sells the shares to its customers; or if it chooses to couple the creation of a supply of new shares with an active selling effort involving solicitation of secondary market demand for the shares. Authorized Participants may also engage in secondary market transactions in shares that would not be deemed “underwriting”. For example, an Authorized Participant may act in the capacity of a broker or dealer with respect to shares that were previously distributed by other Authorized Participants. A determination of whether a particular market participant is an underwriter must take into account all the facts and circumstances pertaining to the activities of the broker-dealer or its client in the particular case, and the examples mentioned above should not be considered a complete description of all the activities that would lead to designation as an underwriter and subject them to the prospectus-delivery and liability provisions of the 1933 Act.

Dealers who are neither Authorized Participants nor “underwriters” but are nonetheless participating in a distribution (as contrasted to ordinary secondary trading transactions), and thus dealing with shares that are part of an “unsold allotment” within the meaning of Section 4(a)(3)(C) of the 1933 Act, would be unable to take advantage of the prospectus-delivery exemption provided by Section 4(a)(3) of the 1933 Act.

The Sponsor may qualify the shares in states selected by the Sponsor and intends that sales be made through broker-dealers who are members of FINRA. Investors intending to create or redeem Units through Authorized Participants in transactions not involving a broker-dealer registered in such investor’s state of domicile or residence should consult their legal advisor regarding applicable broker-dealer or securities regulatory requirements under the state securities laws prior to such creation or redemption.

While the Authorized Participants may be indemnified by the Sponsor, they will not be entitled to receive a discount or commission from the Funds for their purchases of Creation Units.

Use of Proceeds

The Sponsor causes the Funds to transfer the proceeds from the sale of Creation Units to the Custodian or other custodian for trading activities. The Sponsor will invest the proceeds in Financial Instruments and cash or cash equivalents, such as U.S. Treasury securities or other high credit quality, short-term fixed-income or similar securities (such as shares of money market funds). When a Fund purchases a futures contract, the Fund is required to deposit with the selling FCM on behalf of the exchange a portion of the value of the contract or other interest as security to ensure payment for the obligation at maturity. This deposit is known as initial margin. Each Fund will receive or pay, depending on market movement, variation margin as the value of the futures position increase or decreases. Shareholders will not be required to post variation margin. The Sponsor will invest the assets that remain after margin and collateral are posted in U.S. Treasuries, cash and/or cash equivalents. Subject to these margin and collateral requirements, the Sponsor has sole authority to determine the percentage of assets that are:

●	held on deposit with the FCM or another custodian;

●	used for other investments; and

●	held in bank accounts to pay current obligations and as reserves.

To the extent that a Fund does not invest the proceeds of the offering of the shares of the Fund in the manner described above on the day such proceeds are received, such proceeds will be deposited with the Custodian in a non-interest bearing account. The Funds will invest proceeds from an Authorized Participant’s purchase of a Creation Unit immediately. It is anticipated that the proceeds from the sale of the initial Creation Units will settle with the Custodian on the same day as a Fund’s initial investment in Financial Instruments, which will be the first day of trading of the Fund’s shares. Therefore, there will be no time during which a Fund will hold funds from the sale of Creation Units prior to the commencement of trading.

The assets deposited by a Fund with an FCM as margin must be segregated pursuant to the regulations of the CFTC. Such segregated funds may be invested only in instruments approved by the CFTC, which include (i) U.S. government securities, (ii) municipal securities, (iii) U.S. agency obligations, (iv) certificates of deposit, (v) commercial paper guaranteed by the U.S. government, (vi) corporate notes or bonds guaranteed by the U.S. government, and (vii) interests in money market mutual funds; however, the Sponsor anticipates that the Funds’ margin deposit assets will be invested only in U.S. Treasuries or otherwise held as cash and/or cash equivalents.

Approximately [   ]% of each Fund’s assets are expected to normally be committed as margin for futures contracts. However, from time to time, the percentage of assets committed as margin may be substantially more, or less, than such range. Ongoing margin and collateral payments will generally be required for exchange-traded contracts based on changes in their value. In light of the differing requirements for initial payments under exchange-traded contracts and the fluctuating nature of ongoing margin and collateral payments, it is not possible to estimate what portion of a Fund’s assets will be posted as margin or collateral at any given time. The U.S. Treasuries, cash and cash equivalents held by a Fund will constitute reserves that will be available to meet ongoing margin and collateral requirements. All interest income will be used for the Fund’s benefit. The Sponsor invests the balance of a Fund’s assets not invested in futures in U.S. Treasuries with a maturity of 397 days or less, cash and cash equivalents and such funds are available as reserves for changes in margin. All interest income is used for the Fund’s benefit. It currently is anticipated that each Fund could have as much as 100% of its assets held in segregated accounts as collateral for its transactions in futures contracts.

An FCM, counterparty, government agency or commodity exchange could increase margin or collateral requirements applicable to a Fund to hold trading positions at any time. Moreover, margin is merely a security deposit and has no bearing on the profit or loss potential for any positions held.

The assets of the Funds posted as margin for futures contracts will be held in segregation pursuant to the Commodity Exchange Act and CFTC regulations.

Information You Should Know

This prospectus contains information you should consider when making an investment decision about the shares. You may rely on the information contained in this prospectus. Neither the Funds nor the Sponsor has authorized any person to provide you with different information and, if anyone provides you with different or inconsistent information, you should not rely on it. This prospectus is not an offer to sell the shares in any jurisdiction where the offer or sale of the shares is not permitted.

The information contained in this prospectus was obtained from us and other sources believed by us to be reliable.

You should rely only on the information contained in this prospectus or any applicable prospectus supplement or any information incorporated by reference to this prospectus. We have not authorized anyone to provide you with any information that is different. If you receive any unauthorized information, you must not rely on it. You should disregard anything we said in an earlier document that is inconsistent with what is included in this prospectus or any applicable prospectus supplement or any information incorporated by reference to this prospectus. Where the context requires, when we refer to this “prospectus,” we are referring to this prospectus and (if applicable) the relevant prospectus supplement.

You should not assume that the information in this prospectus or any applicable prospectus supplement is current as of any date other than the date on the front page of this prospectus or the date on the front page of any applicable prospectus supplement.

We include cross references in this prospectus to captions in these materials where you can find further related discussions. The table of contents tells you where to find these captions.

Summary of Promotional and Sales Material

Each Fund will utilize the following sales material:

●	the Funds’ website, www.[ ].com; and

●	each Fund’s fact sheet available on the Funds’ website.

Where You Can Find More Information

The Sponsor has filed on behalf of each Fund a registration statement on Form S-1 with the SEC under the 1933 Act. This prospectus does not contain all of the information set forth in the registration statement (including the exhibits to the registration statement), parts of which have been omitted in accordance with the rules and regulations of the SEC. For further information about the Funds or the shares, please refer to the registration statement, which you may inspect, without charge, at the public reference facilities of the SEC at the below address or online at www.sec.gov, or obtain at prescribed rates from the public reference facilities of the SEC at the below address. Information about each Fund and the shares can also be obtained from the Funds’ website, which is www.[   ].com. The Funds’ website address is only provided here as a convenience to you and the information contained on or connected to the website is not part of this prospectus or the registration statement of which this prospectus is part. Upon completion of this offering, the Funds will be subject to the informational requirements of the Exchange Act and the Sponsor and the Funds will each, on behalf of the Funds, file certain reports and other information with the SEC. The reports and other information can be inspected online at www.sec.gov.

Privacy Policy

The Funds and the Sponsor may collect or have access to certain nonpublic personal information about current and former investors. Nonpublic personal information may include information received from investors, such as an investor’s name, social security number and address, as well as information received from brokerage firms about investor holdings and transactions in shares of the Funds.

The Funds and the Sponsor do not disclose nonpublic personal information except as required by law or as described in their Privacy Policy. In general, the Funds and the Sponsor restrict access to the nonpublic personal information they collect about investors to those of their and their affiliates’ employees and service providers who need access to such information to provide products and services to investors.

The Funds and the Sponsor maintain safeguards that comply with federal law to protect investors’ nonpublic personal information. These safeguards are reasonably designed to (1) ensure the security and confidentiality of investors’ records and information, (2) protect against any anticipated threats or hazards to the security or integrity of investors’ records and information, and (3) protect against unauthorized access to or use of investors’ records or information that could result in substantial harm or inconvenience to any investor. Third-party service providers with whom the Funds and the Sponsor share nonpublic personal information about investors must agree to follow appropriate standards of security and confidentiality, which includes safeguarding such nonpublic personal information physically, electronically and procedurally.

A copy of the Funds’ and the Sponsor’s current Privacy Policy is available at www.[   ].com and is also available upon request.

Incorporation By Reference and Availability of Certain Information

Until [   ], 2020 (25 calendar days after the date of this prospectus), all dealers that effect transactions in these securities, whether or not participating in this offering, may be required to deliver a Prospectus. This is in addition to the dealers’ obligation to deliver a prospectus when acting as underwriters and with respect to their unsold allotments or subscriptions.

We are a smaller reporting company, as defined in Rule 405 (17 CFR 230, 405) and file annual, quarterly and current reports and other information with the SEC. The rules of the SEC allow us to “incorporate by reference” information that we file with them, which means that we can disclose important information to you by referring you to those documents. The information incorporated by reference is an important part of this prospectus. All documents subsequently filed by us with the SEC pursuant to Sections 13(a), 13(c), 14 or 15(d) of the Exchange Act before the termination or completion of this offering of our shares shall be deemed to be incorporated by reference in this prospectus and to be a part of it from the filing dates of such documents.

Any statement contained in a document incorporated by reference in this prospectus shall be deemed to be modified or superseded for purposes of this prospectus to the extent that a statement contained in this prospectus or in any other subsequently filed document that also is or is deemed to be incorporated by reference in this prospectus modifies or supersedes such statement. Any statement so modified or superseded shall not be deemed, except as so modified or superseded, to constitute a part of this prospectus. Likewise, statements in or portions of a future document incorporated by reference in this prospectus may update and replace statements in and portions of this prospectus or the above listed documents.

Additional information about the Funds’ investments is or will be available in the Funds’ annual and quarterly reports. In the annual report you will find a discussion of the market conditions and investment strategies that significantly affected a Fund’s performance during the last fiscal year, as applicable.

To make shareholder inquiries, for more detailed information on the Funds, or to request any of the documents incorporated by reference in this prospectus free of charge, please:

Call:	(609) 987-7300 Monday through Friday 8:00 a.m. – 8:00 p.m. (Eastern time)

Write:	ConvexityShares Trust c/o ConvexityShares, LLC 7 Roszel Road, Suite 1A Princeton, NJ 08540

Visit:	www.[ ].com

Information about the Funds can be reviewed and copied at the SEC’s Public Reference Room in Washington, D.C., and information on the operation of the Public Reference Room may be obtained by calling the SEC at 1-202-551-8090. Reports and other information about the Funds is available on the EDGAR Database on the SEC’s Internet site at www.sec.gov, and copies of this information may be obtained, after paying a duplicating fee, by electronic request at the following e-mail address: publicinfo@sec.gov, or by writing the SEC’s Public Reference Section, Washington, D.C. 20549-1520.

No person is authorized to give any information or to make any representations about any Fund and its shares not contained in this Prospectus and you should not rely on any other information. Read and keep this Prospectus for future reference.

ConvexityShares Trust
[   ]

The Funds are distributed by
[   ]

APPENDIX A

Glossary of Defined Terms

In this prospectus, each of the following terms has the meanings set forth after such term:

Administrator: U.S. Bancorp Fund Services, LLC.

Authorized Participant: One that purchases or redeems Creation Units or Redemption Units, respectively, from or to the Fund.

Business Day: Any day other than a day when any of the NYSE Arca, the CME or the New York Stock Exchange is closed for regular trading.

CFTC: Commodity Futures Trading Commission, an independent agency with the mandate to regulate commodity futures and options in the United States.

Code: Internal Revenue Code.

Commodity Pool: An enterprise in which several individuals contribute funds in order to trade futures or future options collectively.

Commodity Pool Operator or CPO: Any person engaged in a business which is of the nature of an investment trust, syndicate, or similar enterprise, and who, in connection therewith, solicits, accepts, or receives from others, funds, securities, or property, either directly or through capital contributions, the sale of stock or other forms of securities, or otherwise, for the purpose of trading in any commodity for future delivery or commodity option on or subject to the rules of any contract market.

Creation Unit: A block of 25,000 shares used by a Fund to issue shares.

Custodian: U.S. Bank, a national banking association chartered by the Office of the Comptroller of the Currency.

Distributor: [   ]

Dodd-Frank Act: The Dodd-Frank Wall Street Reform and Consumer Protection Act that was signed into law July 21, 2010.

DTC: The Depository Trust Company. DTC will act as the securities depository for the shares.

DTC Participant: An entity that has an account with DTC.

Exchange Act: The Securities Exchange Act of 1934.

FINRA: Financial Industry Regulatory Authority, formerly the National Association of Securities Dealers.

Indirect Participants: Banks, brokers, dealers and trust companies that clear through or maintain a custodial relationship with a DTC Participant, either directly or indirectly.

Limited Liability Company (LLC): A type of business ownership combining several features of corporation and partnership structures.

Margin: The amount of equity required for an investment in futures contracts.

NAV: Net asset value per share of a Fund.

NFA: National Futures Association.

1933 Act: The Securities Act of 1933.

Redemption Unit: A block of 25,000 shares used by Authorized Participants to redeem shares.

SEC: Securities and Exchange Commission.

Secondary Market: The stock exchanges and the over-the-counter market. Securities are first issued as a primary offering to the public. When the securities are traded from that first holder to another, the issues trade in these secondary markets.

Shareholders: Holder of Fund shares.

Shares: Common shares representing fractional undivided beneficial interests in a Fund.

U.S. Treasuries: Obligations of the U.S. government.

Trust: The ConvexityShares Trust, a Delaware statutory trust.

Valuation Day: Any day as of which a Fund calculates its NAV.

You: The owner of shares.

PART II

Information Not Required in the Prospectus

Item 13. Other Expenses of Issuance and Distribution [To be completed by Pre-Effective Amendment]

Set forth below is an estimate (except as indicated) of the amount of fees and expenses (other than underwriting commissions and discounts) payable by the registrant in connection with the issuance and distribution of the units pursuant to the prospectus contained in this registration statement.

Amount
SEC registration fee (actual)	$	[ ]
Auditor’s fees and expenses	$	[ ]
Legal fees and expenses	$	[ ]
Printing expenses	$	[ ]
Miscellaneous expenses	$	[ ]
Total	$	[ ]

Item 14. Indemnification of Directors and Officers

The Trust’s Declaration of Trust and Trust Agreement (the “Trust Agreement”) provides that the Sponsor shall be indemnified by the Trust (or, by a fund of the Trust separately to the extent the matter in question relates to a single fund or disproportionately affects a fund in relation to other funds) against any losses, judgments, liabilities, expenses and amounts paid in settlement of any claims sustained by it in connection with its activities for the Trust, or any fund as applicable, provided that (i) the Sponsor was acting on behalf of or performing services for the Trust, or such fund as applicable, and has determined, in good faith, that such course of conduct was in the best interests of the Trust, or such fund as applicable, and such liability or loss was not the result of gross negligence, willful misconduct, or a breach of the Trust Agreement on the part of the Sponsor and (ii) any such indemnification will only be recoverable from the Trust estate or the applicable estate of such fund. All rights to indemnification permitted by the Trust Agreement and payment of associated expenses shall not be affected by the dissolution or other cessation to exist of the Sponsor, or the withdrawal, adjudication of bankruptcy or insolvency of the Sponsor, or the filing of a voluntary or involuntary petition in bankruptcy under Title 11 of the Bankruptcy Code by or against the Sponsor.

Notwithstanding the foregoing, the Sponsor shall not be indemnified for any losses, liabilities or expenses arising from or out of an alleged violation of U.S. federal or state securities laws unless (i) there has been a successful adjudication on the merits of each count involving alleged securities law violations as to the particular indemnitee and the court approves the indemnification of such expenses (including, without limitation, litigation costs), (ii) such claims have been dismissed with prejudice on the merits by a court of competent jurisdiction as to the particular indemnitee and the court approves the indemnification of such expenses (including, without limitation, litigation costs) or (iii) a court of competent jurisdiction approves a settlement of the claims against a particular indemnitee and finds that indemnification of the settlement and related costs should be made.

The Trust and the funds shall not incur the cost of that portion of any insurance which insures any party against any liability, the indemnification of which is prohibited by the Trust Agreement.

Expenses incurred in defending a threatened or pending civil, administrative or criminal action suit or proceeding against the Sponsor shall be paid by the Trust in advance of the final disposition of such action, suit or proceeding, if (i) the legal action relates to the performance of duties or services by the Sponsor on behalf of the Trust or any fund as applicable; (ii) the legal action is initiated by a party other than the Trust or any fund as applicable; and (iii) the Sponsor undertakes to repay the advanced funds with interest to the Trust, or any fund as applicable, in cases in which it is not entitled to indemnification under the Trust Agreement.

For purposes of the indemnification provisions of the Trust Agreement, the term “Sponsor” includes, in addition to the Sponsor, any other covered person performing services on behalf of the Trust, or any fund as applicable, and acting within the scope of the Sponsor’s authority as set forth in the Trust Agreement.

In the event the Trust, or any fund as applicable, is made a party to any claim, dispute, demand or litigation or otherwise incurs any loss, liability, damage, cost or expense as a result of or in connection with any Shareholder’s (or assignee’s) obligations or liabilities unrelated to the business of the Trust, or any Fund as applicable, such Shareholder (or assignees cumulatively) shall indemnify, defend, hold harmless, and reimburse the Trust, or such Fund as applicable, for all such loss, liability, damage, cost and expense incurred, including attorneys’ and accountants’ fees.

The payment of any amount pursuant to the Trust Agreement shall take into account the allocation of liabilities and other amounts, as appropriate, among the funds.

Item 15. Recent Sales of Unregistered Securities

[To be completed by Pre-Effective Amendment.]

Item 16. Exhibits and Financial Statement Schedules

(a)	Exhibits

3.1	Amended and Restated Declaration of Trust and Trust Agreement of the Registrant.*
3.2	Certificate of Trust of the Registrant.*
5.1	Opinion of Sullivan & Worcester LLP relating to the legality of the Shares.*
8.1	Opinion of Sullivan & Worcester LLP with respect to federal income tax consequences.*
10.1	Form of Authorized Participant Agreement.*
10.2	Marketing Agent Agreement.*
10.3	Custody Agreement.*
10.4	Fund Administration Servicing Agreement.*
10.5	Fund Accounting Servicing Agreement.*
10.6	Transfer Agent Servicing Agreement.*
23.1	Consent of Sullivan & Worcester LLP.*
23.2	Consent of Independent Registered Public Accounting Firm.*

*	To be filed by amendment.

(b)	Financial Statement Schedules

The financial statement schedules are either not applicable or the required information is included in the financial statements and footnotes related thereto.

Item 17. Undertakings

(a) The undersigned registrant hereby undertakes:

(1) To file, during any period in which offers or sales are being made, a post-effective amendment to this registration statement:

(i) To include any prospectus required by section 10(a)(3) of the Securities Act of 1933;

(ii) To reflect in the prospectus any facts or events arising after the effective date of the registration statement (or the most recent post-effective amendment thereof) which, individually or in the aggregate, represent a fundamental change in the information set forth in the registration statement. Notwithstanding the foregoing, any increase or decrease in volume of securities offered (if the total dollar value of securities offered would not exceed that which was registered) and any deviation from the low or high end of the estimated maximum offering range may be reflected in the form of prospectus filed with the Securities and Exchange Commission pursuant to Rule 424(b) if, in the aggregate, the changes in volume and price represent no more than 20 percent change in the maximum aggregate offering price set forth in the “Calculation of Registration Fee” table in the effective registration statement.

(iii) To include any material information with respect to the plan of distribution not previously disclosed in the registration statement or any material change to such information in the registration statement;

Provided, however, that paragraphs (a)(1)(i), (ii), and (iii) of this section do not apply if the registration statement is on Form S-1 and the information required to be included in a post-effective amendment by those paragraphs is contained in reports filed with or furnished to the Commission by the registrant pursuant to section 13 or section 15(d) of the Securities Exchange Act of 1934 that are incorporated by reference in the registration statement.

(2) That, for the purpose of determining any liability under the Securities Act of 1933, each such post-effective amendment shall be deemed to be a new registration statement relating to the securities offered therein, and the offering of such securities at that time shall be deemed to be the initial bona fide offering thereof.

(3) To remove from registration by means of a post-effective amendment any of the securities being registered which remain unsold at the termination of the offering.

(4) That, for the purpose of determining liability under the Securities Act of 1933 to any purchaser:

(i) If the registrant is subject to Rule 430C (§230.430C of this chapter), each prospectus filed pursuant to Rule 424(b) as part of a registration statement relating to an offering, other than registration statements relying on Rule 430B or other than prospectuses filed in reliance on Rule 430A (§230.430A of this chapter), shall be deemed to be part of and included in the registration statement as of the date it is first used after effectiveness. Provided, however, that no statement made in a registration statement or prospectus that is part of the registration statement or made in a document incorporated or deemed incorporated by reference into the registration statement or prospectus that is part of the registration statement will, as to a purchaser with a time of contract of sale prior to such first use, supersede or modify any statement that was made in the registration statement or prospectus that was part of the registration statement or made in any such document immediately prior to such date of first use.

(5) That, for the purpose of determining liability of the registrant under the Securities Act of 1933 to any purchaser in the initial distribution of the securities: The undersigned registrant undertakes that in a primary offering of securities of the undersigned registrant pursuant to this registration statement, regardless of the underwriting method used to sell the securities to the purchaser, if the securities are offered or sold to such purchaser by means of any of the following communications, the undersigned registrant will be a seller to the purchaser and will be considered to offer or sell such securities to such purchaser:

(i) Any preliminary prospectus or prospectus of the undersigned registrant relating to the offering required to be filed pursuant to Rule 424 (§230.424 of this chapter);

(ii) Any free writing prospectus relating to the offering prepared by or on behalf of the undersigned registrant or used or referred to by the undersigned registrant;

(iii) The portion of any other free writing prospectus relating to the offering containing material information about the undersigned registrant or its securities provided by or on behalf of the undersigned registrant; and

(iv) Any other communication that is an offer in the offering made by the undersigned registrant to the purchaser.

(b) The undersigned registrant hereby undertakes that, for purposes of determining any liability under the Securities Act of 1933, each filing of the registrant’s annual report pursuant to section 13(a) or section 15(d) of the Securities Exchange Act (and, where applicable, each filing of an employee benefit plan’s annual report pursuant to section 15(d) of the Securities Exchange Act of 1934) that is incorporated by reference in the registration statement shall be deemed to be a new registration statement relating to the securities offered therein, and the offering of such securities at that time shall be deemed to be the initial bona fide offering thereof.

(c) Insofar as indemnification for liabilities arising under the Securities Act of 1933 may be permitted to directors, officers and controlling persons of the registrant pursuant to the foregoing provisions, or otherwise, the registrant has been advised that in the opinion of the Securities and Exchange Commission such indemnification is against public policy as expressed in the Act and is, therefore, unenforceable. In the event that a claim for indemnification against such liabilities (other than the payment by the registrant of expenses incurred or paid by a director, officer or controlling person of the registrant in the successful defense of any action, suit or proceeding) is asserted by such director, officer or controlling person in connection with the securities being registered, the registrant will, unless in the opinion of its counsel the matter has been settled by controlling precedent, submit to a court of appropriate jurisdiction the question whether such indemnification by it is against public policy as expressed in the Act and will be governed by the final adjudication of such issue.

EXHIBIT INDEX

Exhibit No.	Description
3.1	Amended and Restated Declaration of Trust and Trust Agreement of the Registrant.*
3.2	Certificate of Trust of the Registrant.*
5.1	Opinion of Sullivan & Worcester LLP relating to the legality of the Shares.*
8.1	Opinion of Sullivan & Worcester LLP with respect to federal income tax consequences.*
10.1	Form of Authorized Participant Agreement.*
10.2	Marketing Agent Agreement.*
10.3	Custody Agreement.*
10.4	Fund Administration Servicing Agreement.*
10.5	Fund Accounting Servicing Agreement.*
10.6	Transfer Agent Servicing Agreement.*
23.1	Consent of Sullivan & Worcester LLP.*
23.2	Consent of Independent Registered Public Accounting Firm.*

*	To be filed by amendment

SIGNATURES

Pursuant to the requirements of the Securities Act of 1933, the Registrant has duly caused this Registration Statement on Form S-1 to be signed on its behalf by the undersigned, thereunto duly authorized, in the city of Princeton, state of New Jersey, on [  ], 2020.

By:	ConvexityShares, LLC, Sponsor

By
[ ]
Principal Executive Officer

By:
[ ]
Principal Financial Officer
Principal Accounting Officer

Pursuant to the requirements of the Securities Act of 1933, this registration statement has been signed by the following persons in the capacities and on the dates indicated. The document may be executed by signatories hereto on any number of counterparts, all of which shall constitute one and the same instrument.

Signature	Title	Date

	Principal Executive Officer	[ ], 2020

Signature	Title	Date

	Principal Financial Officer	[ ], 2020
Principal Accounting Officer